

05008910

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Nutreco Holding N.V.

*CURRENT ADDRESS ______

PROCESSED

JUN 14 2005

THOMSON FINANCIAL

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 4927 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/13/05

RECEIVED

2005 JUN 13 P 12:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

annual report 2004

ARLS 12-31-04

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927



SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH. D.C.
192
SECTION

global food aquaculture consumers







agriculture animal nutrition research

nutreco

Content

10 years of Nutreco





TROUW & CO


















within










HENDRIX



NANTA


HENDRIX




T. SKRETTING





Nutreco's profile

Nutreco Holding N.V. is an international company in the areas of animal nutrition and fish feed. The Company is also selectively present at various stages of the fish and poultry production chains.

Nutreco has about 110 production and processing plants in 22 countries, with a workforce of more than 12,000.

Nutreco was established in 1994 after a management buyout of the compound feed, premix and speciality feed divisions of the British company BP Nutrition. The Company obtained a listing on the Amsterdam Stock Exchange in 1997. Since 1999, Nutreco's strategy has been focussed on building strong positions in the poultry, pig and salmon production chains, besides maintaining a traditionally strong basis in animal nutrition. Nutreco is the world's biggest salmon feed producer, the market leader in poultry in Spain, a major producer of poultry meat in the Benelux countries and Europe's biggest compound feed, premix and speciality feed producer. The world market for animal nutrition is worth an estimated EUR 150 billion. With animal nutrition sales totalling EUR 2 billion, Nutreco is a global leader in this fragmented industry.

During the past few years, Nutreco's food companies have been facing a decline in and growing volatility of earnings. In the autumn of 2004, Nutreco announced its strategic action plan **'Rebalancing for Growth'**. The Company's strategy is aimed at generating solid profit growth by focussing on the animal nutrition and fish feed markets, which are growing worldwide, and by developing its food and breeding operations into leading players in their markets, where desirable through partnerships.

In 2004, Nutreco already announced two major steps in the implementation of its strategy. For instance, in 2005, after the necessary approvals, all fish-farming, processing and marketing & sales activities of Nutreco's Marine Harvest will merge with Stolt Sea Farm into a stand-alone business. At the end of December 2004, Nutreco's pork activities, Hendrix Meat Group, were sold to a Sovion subsidiary.

Nutreco's sales in 2004 totalled EUR 3,858 million. Nutreco is listed on the official segment of Euronext in Amsterdam and is included in the Midcap Index (Amsterdam) and the Euronext 150 Index.


Nutreco Aquaculture
Nutreco Agriculture

NET SALES (EUR x million)


1,827
2,068
2,193
2,465
2,601
3,126
3,835
3,810
3,674
3,858
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

NET SALES BY BUSINESS STREAM (EUR x million)


1,178
Nutreco
Aquaculture
2,680
Nutreco
Agriculture

RESULT FROM OPERATIONS (EBITA) (EUR x million)


54
57
68
82
97
136
177
139
118(1)
121
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

NET SALES BY ACTIVITY (EUR x million)


590
Fish Feed
959
Compound
Feed
588
Fish
416
Premix
484
Pork
81
Breeding
740
Poultry

NET INCOME (EUR x million)


12
18
42
52
64
91
92
68
56(2)
77
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

NET SALES PER REGION (EUR x million)


405
Other European countries
318
UK
439
Americas
993
The Netherlands
974
Spain
119
Other countries
391
Norway
219
Belgium

(1) Before impairment of goodwill, concessions and non-consolidated companies, including tax effect
(2) Result from operations before amortisation of goodwill (EBITA) and impairment of concessions

Key figures

(EUR)	2004	2003[1]	2003
Profit and loss account *(x million)*			
Net sales	3,858	3,674	3,674
Gross margin	1,082	1,081	1,081
Result from operations (EBITA)	121	118	99
Result from operations (EBIT)	114	106	-79
Net income	77	56	-137
Net result available to holders of ordinary shares	72	51	-142
Cash flow *(x million)*			
EBITDA	217	222	222
Net cash from operating activities	146	144	144
Divestments/acquisitions of group companies	43	-47	-47
Additions/disposals of (in)tangible fixed assets	-99	-67	-67
Balance sheet *(x million)*			
Shareholders' equity	604	536	536
Total assets	1,759	1,703	1,703
Weighted average capital employed	1,104	1,181	1,181
Net debt	309	392	392
Ratios			
Gross margin as % of net sales	28.1%	29.4%	29.4%
Result from operations (EBITA) as % of net sales	3.1%	3.2%	2.7%
Turnover rate of weighted average capital employed	3.9	3.2	3.2
Return (EBITA) on weighted average capital employed	11%	10%	9%
Solvency ratio (shareholders' equity divided by total assets)	34%	31%	31%
Interest cover	7.8	7.4	7.4
Key data per ordinary share			
Net result available to holders of ordinary shares	2.13	1.54	-4.25
Dividend	0.53	0.53	0.53
Shareholders' equity	15.78	14.02	14.02
Share price at year-end	20.23	21.78	21.78
Other key data			
Average number of outstanding ordinary shares (x 1,000)	34,056	33,342	33,342
Number of outstanding ordinary shares at year-end (x 1,000)	34,081	33,518	33,518
Average number of employees	12,615	13,183	13,183
Number of employees at year-end	12,408	12,763	12,763

[1] Before impairment of goodwill, concessions and non-consolidated companies, including tax effect

Introduction by the Chief

For Nutreco, 2004 was the year to reformulate its strategy. The 2003 Annual Report had already set out the principles underlying a new strategy. Active portfolio management must ensure improvement of the return on invested capital and the generation of a sound cash flow. Nutreco is aware that it would be impossible to maintain leading positions in every market. Therefore, the Company is going to focus on activities with growth potential in combination with good and more stable results. During the year under review, these principles were worked out in further detail in a strategic plan entitled **'Rebalancing for Growth'**. According to the plan, Nutreco will focus on animal nutrition and fish feed. These activities currently make up over 50% of total sales. Also, relatively low capital needs will generate the highest return on investment. Nutreco aims to release funds to enable these activities to achieve further growth, amongst other things by reducing its interests in the food industry. Nutreco also aims to mitigate the influence of volatile salmon and poultry prices on the result.

In 2004, a beginning was made with the implementation of these plans. In September, it was decided to incorporate the salmon and other fish-farming activities into a joint venture with the fish-farming activities of the Norwegian company Stolt-Nielsen. Nutreco will hold a 75% interest in this new enterprise, which will be called Marine Harvest. The joint venture has signed a contract stipulating that it will buy Nutreco's fish feed during the next three years.

The proposed joining of forces may be instrumental in sparking off a process of consolidation, particularly in the Norwegian salmon industry, which stands to improve long-term prospects. The joint venture, which other producers are allowed to join as well, is expected to act as a catalyst in the desired consolidation process.

Salmon farming is highly capital-intensive, which has put a brake on the implementation of other corporate ambitions. The new enterprise will be initially financed by the joint venture partners through shareholders' loans and equity capital. The intention is that these shareholders' loans will eventually be replaced with an independent bank financing arrangement. In due time, Nutreco may also free funds from the salmon-farming activities and reduce its sensitivity to volatile salmon prices by means of a (partial) IPO of



Marine Harvest. In December, the Extraordinary General Meeting of Shareholders gave Nutreco unanimous approval for the joint venture with Stolt Sea Farm.

A second major step taken during the year under review was the sale of the pork activities of Hendrix Meat Group (HMG) to a Sovion subsidiary. Nutreco was facing the choice to either make major investments itself in order to retain its market position in prepacked fresh meat or transfer these activities to a large European player. In view of the rapid process of consolidation of the European pork meat market and the change of the market from a local to an international playing field, Nutreco opted for selling. HMG has approximately 1,000 employees, who all joined Sovion. In

December, the European Commission approved the transaction. The sale generated a EUR 20.5 million book profit.

Nutreco has poultry activities in the Benelux countries and in Spain. In the Benelux, the industry is facing excess capacity, partly due to the supply of low-priced poultry products from Brazil and Thailand. The outbreak of bird flu in 2003, which caused production in the Netherlands to stagnate for approximately six months, afforded these foreign competitors the opportunity to conquer market share at an accelerated pace. The price war between the Dutch supermarkets in 2004 only exacerbated the situation in the Netherlands. In Spain, Nutreco is market leader with a share of about 30%. The Spanish market is self-supporting, relatively closed and, consequently, fairly insensitive to imports from Brazil.

For Nutreco, the sale of HMG and the establishment of a joint venture for fish farming means greater scope for growth in the areas of compound feed, premix and fish feed. Through investments and acquisitions, the capital invested in these sectors is expected to increase from the current one third to two thirds of the total. After this change, the overall return on the invested capital is expected to grow from the current 10% to some 15-20%.

By focussing on animal nutrition and fish feed, Nutreco can devote all its energy, attention and resources to a sector characterised by steady growth and less volatile results. With a total sales of EUR 150 billion, the worldwide animal nutrition market is growing at a rate of 1-2% a year, while growth of the fish feed market is progressing with more than 5%. Furthermore, the animal nutrition market is still highly fragmented. In volume terms, the ten largest players control less than 14% of the market. On this list, Nutreco ranks sixth and is thus one of the most important players worldwide. In Europe, Nutreco tops the list, mainly owing to its positions in Spain and the Benelux countries. High-growth markets are Latin America, Asia and Eastern Europe. These are areas where Nutreco is already active with mid- and small-scale operations. The meat sector is highly quality-oriented, which makes feed safety an important focus of attention. Over the years, Nutreco has applied strict standards and gained an excellent reputation in this area. In brief, the market offers Nutreco's animal nutrition and fish feed activities plenty of opportunity for growth, both autonomous and through acquisitions.

2004 was characterised by a challenging market environment. With effective restructuring programmes, a strong focus on the cash flow and Nutreco's strategic reorientation, the Company prepared itself to deal with these challenging conditions. In 2004, we laid the foundation for the new Nutreco, with a focus on animal nutrition and fish feed. We are pleased that the year, in which we worked so hard on our Company's future, had a good finish.

In 2004, Nutreco also celebrated its tenth anniversary, a year to be proud of and a milestone in the Company's history. I wish to thank all our employees of the past ten years, customers, suppliers and shareholders for their sustained efforts and dedication, which have made Nutreco a company that can look forward to the next ten years with great self-confidence.

Amersfoort, 16 February 2005
Wout Dekker
Chief Executive Officer

Report of the Executive

GENERAL

In 2004, Nutreco made a clear choice to put its future focus on animal nutrition activities and to reduce its interest in the salmon, meat and poultry activities. In the year under review, two major steps were taken to implement this strategy. It was decided with the unanimous approval of the shareholders to transfer the salmon and fish-farming activities, as well as the processing and marketing & sales activities of Marine Harvest to an independent joint venture with Stolt Sea Farm, part of the Norwegian company Stolt-Nielsen. It was also decided to sell the Nutreco pork activities, Hendrix Meat Group, to a Sovion subsidiary.

RESULTS IN 2004

Nutreco closed the financial year of 2004 with a net income of EUR 76.9 million, 37.3% higher than the net income figure before impairment of goodwill, concessions and non-consolidated participating interests (including tax effects) recorded for the year 2003 (EUR 56.0 million).

The result from operations before amortisation of goodwill (EBITA) rose by 3.1% from EUR 117.8 million in 2003 to EUR 121.4 million in 2004, one contributory factor being the book profit of EUR 20.5 million on the sale of Nutreco's pork-processing activities (Hendrix Meat Group). The result from operations also includes a net exceptional gain of EUR 8.0 million attributable to Nutreco Agriculture, comprising a gain of EUR 11.0 million in the first half of 2004 resulting from agreements reached with suppliers on delivery conditions and alliances, less a provision of EUR 3.0 million to cover the cost of restructuring the poultry activities in Catalonia, Spain. The net exceptional gain in 2003 amounted to EUR 13.0 million. Excluding exceptional items, the result from operations fell by 11.4% from EUR 104.8 million to EUR 92.9 million. The result from operations after amortisation of goodwill (EBIT) rose by 8.4% from EUR 105.6 million to EUR 114.5 million.

Nutreco Aquaculture's result from operations (EBITA) was EUR 40.8 million, 1.7% down on the normalised 2003 result of EUR 41.5 million, largely due to an operating loss in Canada, as a result of production problems in 2004. An increased supply of salmon products from Chile and a temporary reduction in demand on the American market resulted in US salmon prices falling below 2003 levels. Fish feed activities recorded a satisfactory result from operations, although the figure lagged slightly behind that recorded in 2003.

Nutreco Agriculture's result from operations (EBITA) amounted to EUR 77.0 million, which was 22.2% higher than in 2003. Normalised for exceptional items, EBITA in 2004 was down 12.0% to EUR 69.0 million (2003: EUR 78.4 million), mainly due to disappointing results of the poultry activities in Spain and the Benelux, which suffered from high feed prices and low margins. The results of the pork-processing activities of Hendrix Meat Group were also lower than in 2003. The animal breeding businesses achieved a better result than in 2003, mainly thanks to the contribution from the turkey breeding operations in North America and the pig breeding activities throughout the world.

Results of the animal nutrition activities were better than in 2003. A good performance was achieved in compound feed, in both Spain and the Benelux, by combining Nutreco's knowledge of compound feed with its knowledge of the farming sector. Results of the premix and speciality feed operations were in line with those recorded in 2003.

STRATEGY

Since 1999, Nutreco's strategy has been focussed on gaining leading positions in the poultry, pig and salmon production chains, besides maintaining a traditionally strong basis in animal nutrition. In a short time, Nutreco became world market leader in salmon farming and in salmon feed, the biggest poultry player in Spain, a major producer of poultry meat in the Benelux countries and Europe's biggest producer of compound feed, premixes and speciality feed. During the past few years, Nutreco's virtually stable sales delivered disappointing results. The Company already announced in the 2003 Annual Report that active portfolio management should improve

Board



rom top to bottom:
ans den Bieman (COO Aquaculture),
rgen Steinemann (COO Agriculture),
es van Rijn (CFO),
out Dekker (CEO)

the return on capital invested, generate a strong cash flow and reduce the volatility of the results.

In the autumn of 2004, Nutreco announced its strategic plan entitled **'Rebalancing for Growth'**. Nutreco aims to develop into an animal nutrition and fish feed company. Most of the capital invested should therefore be shifted from salmon farming and meat and fish processing to animal nutrition activities. As a result, the return on capital invested is expected to rise within a few years from the current level of around 10% to a level between 15% and 20%.

The world market for animal nutrition is worth an estimated EUR 150 billion. With sales totalling EUR 2 billion, and ranking sixth on the list of important manufacturers, Nutreco is already a leading player in this industry. Via Skretting, the Company is the world's largest salmon feed producer and via Trouw Nutrition, it ranks third in the world where premixes and speciality feed are concerned. Furthermore, Nutreco has compound feed operations in Spain (Nanta) and Northwest Europe (Hendrix UTD). Nutreco will be striving to achieve organic growth in animal nutrition and fish feed, whilst further expansion in the new markets of Latin America, Central and Eastern Europe, Asia and the Pacific should mainly be achieved through acquisitions. The Company is well placed to generate growth in these markets. Nutreco sets itself apart from other enterprises by its know how about the food industry, its great expertise in the area of quality and safety in the feed-to-food chain and its focus on sustainability.

The choice for feed means that the food and breeding operations are no longer considered core activities. However, Nutreco will continue to strive towards leading positions for these activities. This goal could be achieved by cooperation with strategic partners. The joint venture for the salmon and other fish activities with Stolt Sea Farm and the sale of Hendrix Meat Group's pig activities to Sovion fit within this strategy.

OUTLOOK 2005

Market conditions improved towards the end of the year and this situation has continued into 2005. However, at this moment it is too early in the year to make any further statements about the 2005 results.

To realise further growth of the core activities, Nutreco will take the following steps to pursue its **'Rebalancing for Growth'** strategy in 2005:

- The legal and organisational separation of Nutreco fish farming from Nutreco;
- Establishing the Nutreco fish-farming and Stolt Sea Farm joint venture that has been announced;
- Refinancing Nutreco and the Marine Harvest joint venture;
- Improving Nutreco's position in the poultry and animal breeding markets;
- Further expanding the group's position in the animal nutrition and fish feed markets, both existing and new;
- Active portfolio management;
- Adapting the Nutreco organisation to reflect the focus and structure, which follow from the new strategy.

FOOD SAFETY AND RESEARCH & DEVELOPMENT

Besides ensuring food safety, the requirement of making a contribution to a healthy and balanced diet is playing an increasingly important role in agriculture. Overweight and its medical consequences are becoming a rapidly growing problem in the Western world. Therefore, the public authorities and industry must closely cooperate and encourage the public to adopt health-eating habits, so that confidence in the food chains remains unimpaired. Owing to its research departments and the close collaboration between scientists and operating companies, Nutreco has built up much know-how in the area of functional food. With a greater focus on the feed activities, Nutreco will be able to make a substantial contribution in this area. Examples include healthy omega-3 fatty acids in fish. Unsaturated fatty acids in salmon may be boosted through the feed eaten by salmon. During the year under review, products were also developed for dairy cattle, which enhance the healthy nutrients present in milk.

Nutreco, in collaboration with five other large Dutch compound feed manufacturers, developed a food safety programme called TrusQ, thereby setting not only a high standard for raw materials but also equally strict ones for production, logistics, storage and transport. With this initiative, the six companies give precedence to food safety over their immediate business interests, convinced as they are that a crisis in the feed chain could affect the entire food industry. This may be prevented with the new approach. TrusQ is a welcome addition to all the efforts made by Nutreco during the past several years in the area of quality and food safety known as NuTrace. An advanced tracking-and-tracing system was set up, which stores accurate information on the source of animals and raw materials.

HUMAN RESOURCES

During the year under review, major progress was made with the development of the new human resources strategy which, for most of the decentral HR policy, was the transition to a worldwide HR standard. This new HR policy focusses on the development of management skills, a competitive remuneration policy for senior management, the identification, coaching and career development of high potentials, and the creation of a global management performance system. The management performance system was developed in 2004 for worldwide implementation and the management development and succession planning was also largely completed in 2004. In view of the implementation of the new **'Rebalancing for Growth'** corporate strategy, it was decided in the autumn of 2004 to suspend temporarily the recruitment of new personnel. The Company will initially rely on existing talents within the Company to fill new and changing positions.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

From 1 January 2005, Nutreco's financial reporting will reflect the new International Financial Reporting Standards (IFRS). The new standards will impact, in particular, the valuation of livestock, notably salmon. Other IFRS standards affecting Nutreco relate to, among other things, the valuation of pension commitments, the classification of cumulative preference shares and the treatment of financial instruments, such as hedging, interest rate swaps and futures.

In the first-time adoption of IFRS on 1 January 2004, valuation differences will be taken to shareholders' equity and deferred taxes. The income statement under IFRS will show differences compared to the one stated in accordance with Dutch GAAP. From the first external financial report in 2005 – publication of the half-year figures on 2 August 2005 – Nutreco will report its financial figures fully in accordance with IFRS. Subject to actuarial calculations in respect of pension commitments and approval of IFRS reporting by auditors, this report gives an indication of the effects of IFRS on the opening balance sheet of 1 January 2004 and 1 January 2005.

Under Dutch GAAP, livestock is stated at the lower of cost and net realisable value. Cost of livestock includes all variable costs of livestock. Under IFRS, livestock must be stated at fair value, or, in other words, at market value. Nutreco, together with other salmon-farming companies, agreed upon a joint interpretation on the valuation of salmon. Only fish that are ready for harvest as at the balance sheet date are stated at market value. The other fish are stated at integral costs. As a result, the value of livestock in accordance with IFRS as at 1 January 2004 is EUR 60-65 million higher than it has been under Dutch GAAP. The majority of this amount relates to fish stock.

For defined benefit plans, current regulations stress the relation between the Company and its pension fund, factors being not only the contributions to be paid, but also the pension fund's funded status. Under IFRS, the emphasis is on the allocation of contributions to years of service based on total expected years of service, taking into account actuarial and other assumptions, such as future pay rises. In this regard, an important element is the fair value accounting of investments and commitments. Deficits are regarded as corporate liabilities, regardless of whether their administration has been placed with an independent pension fund (insurance company) or with a pension fund allied with Nutreco.

The differences between Dutch GAAP and IFRS relate to pension schemes involving a system of defined benefits. In the case of defined contributions, there is no difference between current valuation and IFRS. In these situations there is no deficit.

The provisional calculations as at 1 January 2004 of Nutreco's pension obligations – mainly in the UK, Norway and the Netherlands – on the basis of IFRS accounting principles indicate a deficit of EUR 90-95 million, excluding tax effects, in respect of the current pension provisions. This sum will be charged to shareholders' equity as at 1 January 2004. In December 2004, a defined contribution scheme was agreed with the Dutch pension fund, subject to the approval of the Dutch National Bank (formally 'PVK'). This means that the IFRS commitment of EUR 45-50 million relating to the Netherlands, excluding tax effects, as at year-end 2004 will be released in favour of the IFRS result for 2004. In Norway and the UK, we started discussions with various parties involved about the possibilities to change the existing defined benefit plans into defined contribution plans or otherwise limit the cost and exposure for Nutreco.

Under IFRS, the current cumulative preference shares cannot be presented as shareholders' equity but have to be shown as long-term debt. Under the agreement between Nutreco and cumulative preference shareholders, a dividend based on a fixed dividend percentage of 6.66% will be distributed annually. Under IFRS, the 'dividend' payments per annum will be presented as interest in the profit and loss account and will be accrued on an effective interest rate basis.

The provisional one-off effect of the changes in valuation under IFRS totals a net sum of EUR 80-95 million and will be charged to shareholders' equity as at 1 January 2004. The other effects mainly relate to the valuation of financial instruments, inventories and provisions.

The effects of the transfer to IFRS on shareholders' equity are summarised in the table below.

SHAREHOLDERS' EQUITY *(EUR x million)*

	2004	**2005**
As at 1 January (Dutch GAAP)	536	604
+ livestock	60-65	65-70
- pension commitments[1]	(90)-(95)	(45)-(50)
- cumulative preference shares	(68)	(68)
+ other effects	3-5	3-5
Provisional amounts as at 1 January (IFRS)	441-443	559-561

[1] Including EUR 45-50 million for the Netherlands, which will be released at the end of 2004

RISK MANAGEMENT & INTERNAL CONTROL

Risk management and internal control are important elements in the Tabaksblat Committee's corporate governance recommendations. Nutreco's risk management systems are an integrated part of the business and the operating companies. The risk management systems are implemented and executed by the operating companies. Senior corporate management monitors risk exposure and compliance to the policies and procedures set. Standards for internal controls are mainly developed by senior corporate management and implemented and executed throughout the operations.

Risk management

Risk Management Committee

A Risk Management Committee operates within the Company, the members of which are the Executive Board, assisted by the Business Stream Controllers, the Commodity Central Purchasing Managers, the Group Treasurer and the Group Internal Auditor. The Committee meets regularly to assess how financial and operational risks may be reduced.

The Risk Management Committee is responsible for the procedures and the limits within which the operating companies cover their currency and price risk exposure arising from their buying and selling requirements.

Market risks

A major part of Nutreco sales (34%) originates from salmon and poultry meat products. These revenues are sensitive to price fluctuations. The operating companies in salmon and poultry strive to mitigate the price volatility through specific contract terms and product diversification. In addition to these efforts made in the operational companies, the new strategy **'Rebalancing for Growth'** is aimed at a further reduction of this sensitivity on the Nutreco results.

The major part of Nutreco's cost of sales is vulnerable to price fluctuations in the global markets for raw materials, such as grain, soya, fishmeal and fish oil. Producers in Argentina and Brazil are currently the leading exporters of grain and soya, while China is worldwide the largest importer. The developments in China caused severe price volatility during 2004 for soya. Fishmeal and fish oil prices were fairly stable but had a rather high price level in 2004. Nutreco is generally able, taking a certain time lag into account, to pass changes in the price of raw materials (including currency translation effects) on to its customers.

To mitigate the risks caused by volatility of raw materials, purchase policies have been developed and implemented. Financial instruments such as commodity futures and options are used to mitigate risks. The risks and financial instruments to mitigate the risks are discussed by the Risk Management Committee.

Technical risks

A significant part of Nutreco's technical risks originates from raw materials. Prior to being processed, raw materials are carefully checked against specifications and purity standards. Most of these tests are being performed by our own laboratories, which are recognised for their knowledge, skills and qualities. Besides the actual monitoring of raw materials purchased, Nutreco has developed a supplier and product selection programme that minimises the probability of having out-of-specifications materials in the first place. Effectiveness of this programme has been proven in the food scares over the last few years. The adoption of this programme by Nutreco's partners in the TrusQ initiative, the big six in the Dutch compound feed industry, is regarded as a confirmation of the quality of this programme.

Our production processes meet strict standards and requirements in order to comply with GMP protocols (Good Manufacturing Practices). Most Nutreco operating companies have recognised quality systems and are virtually all ISO-, IKB-, GMP- or HACCP-certified. Audits are regularly performed by internationally recognised agencies, such as Bureau Veritas and SGS, international customers and Nutreco's Health Safety Environment and Quality auditors. Given its efforts, Nutreco considers its production-related risks to be limited.

Food safety

As indicated, technical risks mostly originate from the quality of raw materials. In the salmon, pork and poultry businesses, additional risk on food safety is added due to bacterial contamination of products. Examples of generally known bacteria are Campylobacter, Salmonella and Listeria. Various policies and procedures (IKB, GMP) are in place to prevent such contaminations. Nutreco's laboratories are involved in the execution of monitoring systems. Procedures with our chain partners have been agreed and systems are in place to detect any contamination at an early stage. In the event of such contaminations, the NuTrace Quality System will enable us to track (forward) and trace (backwards) in the chain, reducing the risk for our customers. The NuTrace Quality System completes our efforts to mitigate food safety risks and provides for adequate issue management processes as well.

Currency risks

The Company operates in an international environment. Operations in various countries as well as purchases and sales in various currencies create currency translation and transaction risks. The currency transaction risks are governed by strict internal guidelines, with the objective to mitigate these risks. Committed transactions are, in principle, fully hedged and forecasted transactions are partly hedged on the basis of the likelihood of such transactions. Nutreco mainly uses currency forward and swap transactions to hedge transaction risks. Currency translation risks arise from investments and debts denominated in foreign currencies. These risks are covered as much as possible, taking the future free cash flow in the country concerned also into account. Nutreco manages its translation risk by financing in local currencies and by swapping part of the US dollar-denominated private loan with another currency. As a result, changes due to currency effects are partly offset in respect of both assets and cash flow. The translation risk of foreign currency-denominated contributions to the result is not covered. As a result of the increase in the exchange rate of the euro against most other currencies, group income was adversely affected by EUR 2 million.

Policies and procedures issued and monitored by the Corporate Treasury department ensure company-wide control of currency risks. Operating companies execute transaction risk-related hedges via Corporate Treasury. Financial instruments that are used for currency risk hedging have been entrusted to a group of renowned banks. Management expects that, in view of the positive assessment of the creditworthiness and the spread of counterparties, it limits the risk of a counterparty finding itself unable to meet its financial commitments. The risks and risk mitigation activities with respect to currency risks are closely monitored by risk management systems and the Risk Management Committee.

Interest risks

Nutreco has partly mitigated the risks of increasing interest rates. In addition to the fixed rates that have been agreed for the US Private Placement, for five, seven and ten years, part of the variable interest rates on long-term debt has been swapped by means of interest rate swaps in various currencies. Variable interest rates on short-term debt are not hedged. Financial instruments that are used for interest rate risk hedging have been entrusted to a group of renowned banks.

Financing and liquidity

The sustainability of Nutreco's financing is indicated by both the liquidity of the Company as well as the financial ratios in relation to the agreed covenants with lenders. In 2004, the liquidity of the Group was further improved through the arrangement of a private loan of USD 204 million with American institutional investors. As at year-end 2004, Nutreco had a total sum of EUR 919 million in credit facilities available, including the private loan and a syndicated facility of EUR 481 million that was arranged in 2001. Of this total sum, EUR 444.4 million was actually drawn (2003: EUR 871.1 million and EUR 423.4 million, respectively). Nutreco has sufficient committed and uncommitted credit facilities available to meet the Company's autonomous financing requirements.

The syndicated loan and the private loan are under covenance of meeting certain financial ratios. During 2004, these ratios were comfortably met. The Company maintains a solid financial profile and applies the following criteria, which are more strict than the covenants in the syndicated loan and the private loan. These ratios are:

- Net debt/EBITDA < 2.5
- EBITDA/interest > 5.0

During 2004, these internal criteria were also comfortably met.

Credit risks

Another risk factor is the operating companies' receivables portfolio. Given the uncertainties in the environment, the receivables portfolio is actively monitored and strict rules and guidelines with respect to valuation are in place as part of the Internal Accounting Controls.

Insurance

In order to protect the Company to non-business-originated risks, various insurance policies are in place. For example, risks related to product liability, employer liability, the loss of assets (including livestock) and/or business interruption as a result of fire or natural disasters are to a large extent insured. The Company has a centrally directed insurance programme, which includes a limited captive coverage and full external coverage for claims in excess of the captive limits. The Company established a captive insurance company, Nutreco Insurance, based in the Netherlands Antilles, with reinsurance placed with vested insurance companies. Coverage is through a so-called Multi Line Multi Year cover. Brokerage is in the hands of Aon, a major global broker. A subsidiary, Hendrix' Assurantiekantoor B.V., acts as cobroker. Where necessary, Nutreco Health, Safety, Environment and Quality specialists execute verification audits to test compliance to insurance requirements.

Legal compliance

The Company has a duty to comply with applicable laws and regulations in all jurisdictions where it operates. To ensure compliance, the Company maintains its own legal department with officers in the Netherlands and in Spain. In addition, one of the members of the Food Safety Team is specialising in food safety regulations. These officers will call on the assistance and advice of external law firms.

Internal policies and procedures ensure that the legal department, directly or through its network, is involved in mergers and acquisitions, transactions involving shares, the financing of the Company's operations, all important business transactions and litigations where arising.

Information management

The increased use of information technology by our business partners and ourselves increases the dependency on, but also our vulnerability to deficiencies in, information systems and information security. Until now the infrastructure proved to be reliable and secure. British ISO 17799 standards are applied to control the IT environment and sufficient protection against damage, loss and/or an attempt to break down security has been implemented.

Accounting and reporting

As a result of developments in accounting standards, amongst others but not limited due to the transfer to IFRS but also due to changes in legislation and increasing requirements of multiple stakeholders, the area of accounting and reporting has become more complex. Not being able to keep up with the requirements might bring risks. We have been able to cope with these changes.

Governance and compliance

Throughout the environment, requirements with respect to governance and compliance increase. It is not only a matter of 'Compliance to Form', more and more it is becoming a 'Compliance to Substance' as well. The foregoing sets requirements for the internal organisation, procedurally and culturally. We have not experienced a serious non-compliance issue, and systems and procedures proved to work as designed. Ensuring this performance asks for continuous management attention on all levels.

Reputation

Worldwide social trends and developments are increasingly impacting organisations and their management. By alertly monitoring trends and developments, building up know-how, sharing dilemmas and using a transparent reporting system, Nutreco is well equipped to respond adequately to and keep its business management in line with the changing requirements of the world community. Nutreco also has an Advisory Council for Sustainable Development, which lends support with independent advice, and publishes an annual Social and Environmental Report.

Internal control

Strategic plans and budget cycle

Strategic plans, budgets and forecasts are drawn up for all operating and non-operating parts of the Nutreco organisation. The actual results are evaluated in detail on a monthly basis by business reviews by Business Group management and the Executive Board and are compared with the budgeted results and issued forecasts. This planning and control cycle based on financial and non-financial reporting schedules enables senior management to control operations and to steer the business.

Internal Accounting Control

A new Internal Accounting Control (IAC) framework has been implemented in 2003 and is being effectively executed since. The foundations of the IAC framework are the renewed manuals, procedures and guidelines. Examples are the Accounting Manual, the Treasury Manual, the Acquisition Manual and the Internal Control Manual. Each of the manuals contains a detailed description of guidelines regarding accounting and financial reporting.

Effectiveness of the IAC is ensured through a process of IAC reviews. These reviews are, for all companies, based on a rotating schedule. Next to these reviews, controllers of the operating companies identify and explore potential risks themselves, using a self-assessment system. Results of the self-assessment are disclosed to Group Internal Audit, the external auditor and the Executive Board. Deficiencies are listed for follow-up and consecutive improvements made are reported and being audited by internal and external auditors.

During 2004, significant improvements in accounting control processes have been established. The IAC process improved the efficiency of the administrative processes as well. The audits will be continued in the year ahead.

Group Internal Audit executes the annual audit plan, partly based on a rotation scheme and partly based on selection. Selection criteria come from a risk assessment and IAC results from the previous year. Group Internal Audit assists senior corporate management in the development of risk management policies and tools. Compliance of operating companies and corporate staff to these policies and effective use of these tools are audited by Group Internal Audit.

The findings of the Group Internal Audit are being reported to the Executive Board and senior management, and discussed in detail with the Audit Committee.

Role of the external auditor

The external auditor carries out the activities involved in the issuance of an audit opinion on the annual financial statements. The external auditor concentrates on the financial reporting and also takes into consideration the systems that are intended to ensure reliable reporting. Together, the activities of the internal and external auditor represent an important evaluation of the internal control framework.

Information and communication technology (ICT)

At the beginning of 2004, an Information Security Committee commenced its duties. Nearly simultaneously, a new IT infrastructure was launched with a strong focus on the security aspects. Nutreco has based its control and security standards on the British ISO 17799 standards. In 2004, new guidelines came into effect, which are supervised by Nutreco's information and IT managers.

During the first quarter of the year under review, IT and IT security were thoroughly tested. The aim was to evaluate the quality of the monitoring systems, to enhance security awareness amongst management, to assess existing documentation and to point out possible areas for improvement. In May 2004, the resulting list of findings was presented to the 117 operating companies. Included were the findings of an audit conducted by external auditors among 26 of the operating companies. During the second half-year, efforts have been made to follow up on these findings.

In 2005, preparations will be made and execution will start to monitor and control information security with a similar approach as the IAC. Self-assessment will be followed up by audits. Where possible, the IT security audits will be integrated in the current IAC process.

The findings of the IT audits and the progress of the enhancement programmes have been reported to and discussed with the Executive Board and the Audit Committee.

Corporate governance

During the past years, a number of important steps were taken in the Netherlands with regard to corporate governance. In December 2003, the Tabaksblat Committee released a new 'Code of Best Practice', which had been requested by the Ministers of Finance and Economic Affairs. This Code gives recommendations on supervision, appointments, remuneration structure and reporting. Listed companies should follow these guidelines with effect from the beginning of the financial year 2004. Under the Tabaksblat Code, the Annual Report should devote a separate chapter to the main lines of the Company's corporate governance policy based on the principles set out by the Committee. The 2003 Annual Report already contained a detailed description of the extent to which Nutreco's business practice was consistent with the Tabaksblat Code. The present chapter (page 48 of this Annual Report) gives an overview of the extent to which the guidelines are being complied with. If the Company deviates from them, explicit mention is made of such instances and reasons are given for them. In addition, any major deviations from the Code in terms of structure and supervision are placed on the agenda for the General Meeting of Shareholders as a separate item of discussion.

Nutreco Code of Ethical Conduct

The Code of Ethical Conduct sets out a number of moral values to which Nutreco subscribes and which should be shared by all Nutreco employees. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs. The Company Secretary is ascertaining compliance with the Code of Ethical conduct and all applicable staff have to complete a certificate of compliance therewith.

Whistleblowing procedure

The Company has developed the whistleblowing procedure in 2004 as part of its Code of Ethical Conduct. The procedure serves to ensure that any infringement of the existing policy and procedures can be reported without the person who made the report experiencing any negative consequences as a result.

Disclosure Committee (DC)

All public financial disclosures made by Nutreco should be accurate, complete and timely, fairly present, in all material respects, the Company's financial condition, results of operations and cash flows, and meet any other legal, regulatory or stock exchange requirements.

The Disclosure Committee assists the Chief Executive Officer and Chief Financial Officer in fulfilling the Company's and their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness and timeliness of the Company's financial reports.

The membership of the DC consist of the Company Secretary (Director of Legal), Investor Relations Manager, Group Audit Manager, Group Treasurer, Manager Corporate Reporting and Accounting, Group Tax Manager and Business Stream Controllers.

Letter of Representation (LOR)

All managing directors and controllers of the group companies sign a detailed declaration every year with respect to financial reporting, internal controls and ethical principles. Any observations made in these letters are reported to and discussed by the Executive Board and the Audit Committee.

Statement of the Executive Board on the Company's internal risk management and control systems

The Executive Board is responsible for establishing and operating effective internal risk management and control systems meeting the Company's requirements. These systems are designed to manage risks and realise financial and operational targets as well as ensuring compliance with laws and regulations applying in the jurisdictions where the Company operates.

In order to meet the Executive Board's responsibilities, we have regularly and systematically analysed, assessed and monitored the internal risk management and control systems of the Company and their effectiveness during the year under review. The Executive Board has regularly reported to the Audit Committee in the presence of KPMG Accountants N.V., the external auditor of the Company. A summary description of these systems can be found on pages 14-18 of this report.

However, these systems cannot provide absolute certainty of realising the Company's goals, nor can they prevent all material misstatements, loss, fraud and breaches of laws and regulations. In addition, the Executive Board wishes to stress that the nature of the Company's operations exposes it to risks which are outside its control, such as, but not limited to, extreme weather conditions and their effects on certain raw materials or livestock.

Nutreco intends to comply with governance requirements and strives to achieve best practice standards. Management is of the opinion that Nutreco's risk management and internal control practice encompasses the main components of the internal control plan drawn up by the Committee of Sponsoring Organisations of the treadway Commission (COSO). The Nutreco practice has proven to be effective in day-to-day operations and assures management of a reasonable level of control on internal processes and supports management sufficiently in its risk mitigation efforts during the 2004 financial year.

Amersfoort, 16 February 2005
W. Dekker, CEO
C. van Rijn, CFO
H. den Bieman, COO Aquaculture
J. Steinemann, COO Agriculture

Financial results

CONSOLIDATED PROFIT AND LOSS ACCOUNT *(EUR x million)*

	2004	2003[1]	2003
Net sales	**3,857.6**	**3,674.3**	**3,674.3**
Cost of sales	2,775.4	2,593.4	2,593.4
Gross margin	**1,082.2**	**1,080.9**	**1,080.9**
Personnel costs[2]	486.7	473.1	473.1
Amortisation of other intangible fixed assets	5.9	5.4	5.4
Impairment of concessions	-	-	19.0
Depreciation of tangible fixed assets	89.7	98.7	98.7
Other operating expenses[2]	399.0	385.9	385.9
Operational expenses	**981.3**	**963.1**	**982.1**
Book profit on Hendrix Meat Group	20.5	-	-
Result from operations before amortisation of goodwill (EBITA)	**121.4**	**117.8**	**98.8**
Amortisation of goodwill	6.9	12.2	12.2
Impairment of goodwill	-	-	165.1
Result from operations (EBIT)	**114.5**	**105.6**	**-78.5**
Financial income and charges	-27.7	-30.2	-30.2
Result before tax	**86.8**	**75.4**	**-108.7**
Taxation	-10.6	-14.5	-9.2
Share in results of non-consolidated companies	4.3	-1.3	-1.3
Impairment of non-consolidated companies	-	-	-14.3
Result after tax	**80.5**	**59.6**	**-133.5**
Minority interest	-3.6	-3.6	-3.6
Net result	**76.9**	**56.0**	**-137.1**
Dividend on cumulative preference shares	-4.5	-4.7	-4.7
Net result available to holders of ordinary shares	**72.4**	**51.3**	**-141.8**
Earnings per ordinary share after amortisation of goodwill (EUR)	2.13	1.54	-4.25
Earnings per ordinary share before amortisation of goodwill (EUR)	2.33	1.91	-

[1] Before impairment of goodwill, concessions and non-consolidated companies including tax effects (EUR 193.1 million)
[2] 2003 adjusted for comparison purposes

Net sales in 2004 amounted to EUR 3,857.6 million, a 5.0% increase compared to the year-earlier figure. This was due to, in particular, positive price effects at the animal nutrition activities and volume effects at the fish-farming activities. Sales at Nutreco Agriculture rose by 6.1% to EUR 2,680.0 million, mainly as a result of increased sales of compound feed, but the other activities also recorded higher sales than in 2003. Sales at Nutreco Aquaculture were up by 2.6% to EUR 1,177.6 million. This was caused by a 12.2% rise in sales at the fish-farming activities and a 5.3% drop in fish feed sales.

The gross margin rose by 0.1% from EUR 1,080.9 million to EUR 1,082.2 million. As a percentage of sales, the gross margin declined from 29.4% to 28.1%, mainly as a result of lower

MOVEMENT IN NET SALES BY BUSINESS STREAM *(EUR x million)*

			Percentage due to:			
	2004	2003	Volume	Price	Exchange rates	Total change
Aquaculture	1,177.6	1,147.2	8%	-2%	-3%	3%
Agriculture	2,680.0	2,527.1	0%	6%	0%	6%
Total	**3,857.6**	**3,674.3**	**3%**	**3%**	**-1%**	**5%**

margins on poultry products and lower exceptional income than in 2003.

Operational expenses increased by 1.9% from EUR 963.1 million to EUR 981.3 million.

The result from operations before amortisation of goodwill (EBITA) rose by 3.1% from EUR 117.8 million in 2003 to EUR 121.4 million in 2004. This increase was partly attributable to a one-off book profit of EUR 20.5 million on the sale of Nutreco's pork operations (Hendrix Meat Group). The result from operations also includes a net amount of EUR 8.0 million, the positive balance of exceptional items of income and expenditure for Nutreco Agriculture. The exceptional item of income of EUR 11.0 million is the result of agreements with suppliers on terms of delivery and alliances. The item of expenditure relates to a restructuring provision of EUR 3.0 million for the poultry activities in Spain. In 2003, the balance of incidental income and expenditure amounted to EUR 13.0 million. Excluding exceptional items, the result from operations declined by 11.4% from EUR 104.8 million to EUR 92.9 million.

The result from operations (EBIT) increased by 8.4% from EUR 105.6 million to EUR 114.5 million.

NUTRECO AQUACULTURE

The result from operations (EBITA) at Aquaculture amounted to EUR 40.8 million, down 1.7% from the normalised result for 2003 (EUR 41.5 million). In 2004, the result from operations at Nutreco Aquaculture was strongly affected by an operational loss in Canada, due to the effects of production problems. As a result of an increased supply of salmon products from Chile and a temporary fall in demand on the US market, salmon prices in the United States stayed below the 2003 level.

EBITA BY BUSINESS STREAM, NORMALISED FOR EXCEPTIONAL ITEMS *(EUR x million)*

				Normalised		
	2004	2003[1]	% change	2004	2003[1]	% change
Result from operations before amortisation of goodwill (EBITA)						
Aquaculture	40.8	69.9	-41.6%	40.8	41.5	-1.7%
Agriculture	77.0	63.0	22.2%	69.0	78.4	-12.0%
Corporate	-16.9	-15.1	-11.9%	-16.9	-15.1	-11.9%
Subtotal	**100.9**	**117.8**	**-14.3%**	**92.9**	**104.8**	**-11.4%**
Book profit HMG	20.5	-		20.5	-	
Exceptional items		-		8.0[2]	13.0[3]	-38.5%
Total	**121.4**	**117.8**	**3.1%**	**121.4**	**117.8**	**3.1%**

(1) Before impairment of goodwill and concessions

(2) EUR 8.0 million consists of a gain of EUR 11.0 million arising from terms of delivery and alliances at Agriculture, less restructuring costs of EUR 3.0 million

(3) EUR 13.0 million is the balance of revenue of EUR 35.0 million arising from terms of delivery and alliances and restructuring costs amounting to EUR 6.6 million at Aquaculture and EUR 15.4 million at Agriculture

In Europe, the results of the salmon-farming activities improved substantially following the restructuring programmes carried out during the last few years. Still, savings were not sufficient enough to raise profitability to a satisfactory level. The average euro-denominated price of Norwegian salmon was approximately 7% higher than the average price in 2003.

Fish feed activities recorded a satisfactory result from operations, although the figure was slightly lower than in 2003. In particular, excess capacity in the market and increased price competition exerted slight margin pressure in 2004, which was reflected in a slightly lower result at salmon feed compared to the 2003 figure. Nutreco's fish feed activities relating to fish species other than salmon showed a result equal to that achieved in 2003. A positive development was the rise in sales of feed for sea bass and sea bream in the Mediterranean area.

NUTRECO AGRICULTURE

The result from operations (EBITA) at Agriculture amounted to EUR 77.0 million, up 22.2% compared to 2003. Normalised for exceptional items in 2004 and 2003, the EBITA declined by 12.0% from EUR 78.4 million to EUR 69.0 million. This decline was attributable, in particular, to disappointing results in pork production, as well as lower results at the poultry activities in Spain and the Benelux countries due to high feed prices and due to the price war between Dutch retailers.

The European pork market is undergoing a rapid process of consolidation. Nutreco does not have the ambition to develop into a leading European pork supplier and therefore decided to sell Hendrix Meat Group to a Sovion subsidiary. On 23 December 2004, Hendrix Meat Group was sold for EUR 73 million, which generated a book profit of EUR 20.5 million. The results of Hendrix Meat Group have been included in the consolidated result of Nutreco up to 23 December 2004.

The animal nutrition activities showed a better result than in 2003. By fully utilising the available know-how on cattle feed, in combination with Nutreco's farming expertise, the compound feed activities in both Spain and the Benelux countries were able to achieve good results. The premix and speciality feed activities posted a result in line with 2003. Results in Western Europe exhibited a slight improvement, with Eastern Europe, Asia and Latin America being particular growth markets.

The breeding operations achieved a better result than in 2003, particularly owing to the contributions from the turkey breeding activities in North America and pig breeding activities worldwide.

FINANCIAL INCOME AND CHARGES

The balance of financial income and charges fell by 8.3% from EUR 30.2 million to EUR 27.7 million. This decline was attributable to a drop in the average interest rate.

TAXATION

Not taking into account the book profit on the sale of Hendrix Meat Group, the effective tax rate decreased from 19.2% to 16.0%. This decrease was, in particular, caused by a release in the provision for deferred taxes of EUR 7.3 million.

NON-CONSOLIDATED COMPANIES

The share in the result of non-consolidated companies increased from a loss of EUR 1.3 million in 2003 to a positive result of EUR 4.3 million in 2004. This was attributable, in particular, to better results at non-consolidated salmon-farming participating interests in Norway.

NET RESULT

In the financial year 2004, Nutreco achieved a net result of EUR 76.9 million. This is 37.3% higher than the net result before impairment of goodwill, concessions and non-consolidated participating interests (including tax effects) of EUR 56.0 million recorded for 2003. The result in 2003 after impairment was a net loss of EUR 137.1 million.

Net earnings per ordinary share before amortisation of goodwill were up by 22.0% from EUR 1.91 to EUR 2.33. After amortisation of goodwill, net earnings per ordinary share amounted to EUR 2.13 compared to earnings per share before impairment of EUR 1.54 in 2003.

CASH FLOW

The cash flow from business operations decreased by EUR 5.4 million to EUR 200.4 million. Not taking into account the book profit

CONDENSED CASH FLOW STATEMENT *(EUR x million)*

	2004	2003[1]	2003
Result from operations (EBIT)	114.5	**105.6**	**-78.5**
Amortisation of intangible fixed assets	12.8	17.6	201.7
Depreciation of tangible fixed assets	89.7	98.7	98.7
Result from operations (EBITDA)	217.0	**221.9**	**221.9**
Changes in working capital	1.2	-7.8	-7.8
Changes in provisions	-17.8	-8.3	-8.3
Cash flow from business operations	200.4	**205.8**	**205.8**
Net interest paid	-28.3	-31.1	-31.1
Income taxes paid	-25.0	-30.3	-30.3
Other changes	-1.3	-0.8	-0.8
Cash flow from operating activities	145.8	**143.6**	**143.6**
Used for investments in fixed assets (net)	-98.5	-66.9	-66.9
Free cash flow before divestments/acquisitions	47.3	**76.7**	**76.7**
From divestments/used for acquisitions	42.9	-47.1	-47.1
Free cash flow after divestments/acquisitions	90.2	**29.6**	**29.6**
From/used for financing activities	26.0	-15.7	-15.7
Dividend paid	-10.9	-12.3	-12.3
Translation	-0.4	-1.6	-1.6
Net cash flow	104.9	0.0	0.0

[1] Before impairment of goodwill and concessions

of EUR 20.5 million on the sale of Hendrix Meat Group, the cash flow from business operations amounted to EUR 179.9 million. This was mainly due to a lower result from operations and increased use of the provisions. In contrast, the change in working capital amounted to a positive figure of EUR 1.2 million, mainly as a result of a lower debtor position, which more than offset the growth in stocks. The growth in stocks was attributable, in particular, to the increased biomass of farmed fish other than salmon.

In 2004, net investments in fixed assets amounted to EUR 98.5 million compared to EUR 66.9 million in 2003. In Spain and Belgium, Nutreco invested in new process and packaging lines for poultry products. In Chile, investments were made in new production lines for packed and frozen fish products. Other investments were made in the expansion of the barramundi and halibut farms. The free cash flow before acquisitions amounted to EUR 47.3 million as compared to EUR 76.7 million in 2003.

In 2004, the balance of acquisitions and divestments was a net positive cash flow of EUR 42.9 million (2003: EUR 47.1 million cash out). The cash inflow related, in particular, to the sale of Hendrix Meat Group. In addition, Nutreco invested in the expansion of participating interests in Asia and Latin America.

The free cash flow after divestments and acquisitions amounted to EUR 90.2 million (2003: EUR 29.6 million). The strong positive cash flow from operating activities during the second half-year was attributable, in particular, to the completion of the sale of Hendrix Meat Group on 23 December 2004. This partly explains the sharp rise of EUR 31.8 million in cash and cash equivalents in 2003 to EUR 136.7 million as at the end of 31 December 2004.

	31 December 2004	31 December 2003
Fixed assets		
Intangible fixed assets	180.1	199.3
Tangible fixed assets	473.6	514.6
Financial fixed assets	40.0	27.3
Total fixed assets	**693.7**	**741.2**
Current assets		
Stocks	420.5	397.5
Receivables	508.2	532.7
Cash and cash equivalents	136.7	31.8
Total current assets	**1,065.4**	**962.0**
Total assets	**1,759.1**	**1,703.2**
Shareholders' equity	604.1	536.3
Minority interest	14.6	14.0
Provisions	28.3	43.4
Deferred taxes	11.9	20.3
Long-term debt	433.7	395.6
Short-term debt:		
Interest bearing	10.7	27.8
Non-interest bearing	655.8	665.8
Total liabilities	**1,759.1**	**1,703.2**

Furthermore, a cash dividend was distributed, including a cumulative preference dividend, amounting to EUR 10.9 million (2003: EUR 12.3 million).

CONSOLIDATED BALANCE SHEET

Shareholders' equity rose by EUR 67.8 million to EUR 604.1 million. The increase was mainly due to the addition of the net profit of EUR 72.4 million. Furthermore, shareholders' equity declined as a result of the distribution of dividend amounting to EUR 6.3 million and exchange differences of EUR 0.3 million relating to foreign group companies. Minority interests in group companies increased by EUR 0.6 million to EUR 14.6 million.

Provisions declined from EUR 43.4 million to EUR 28.3 million. The funds withdrawn were mainly used for restructuring Pingo Poultry, the poultry activities in the Netherlands and Belgium, for which a restructuring provision of EUR 15.4 million had been made at the end of 2003. This restructuring programme was completed in 2004. In connection with the restructuring of the poultry activities in Spain, a sum of EUR 3 million was added to the restructuring provision in 2004. This provision was used for the closure of a poultry-processing facility in Catalonia. The provision for deferred taxes declined from EUR 20.3 million to EUR 11.9 million. This release was, in particular, the result of the legal and organisational separation of Marine Harvest in preparation of the joint venture.

The solvency ratio (shareholders' equity expressed as a proportion of total assets) increased from 31% in 2003 to 34% in 2004. The return on weighted average capital employed amounted to 11% (2003: 10%).

As at 31 December 2004, the net debt position amounted to 1.4 times EBITDA (2003: 1.8). The interest cover, defined as EBITDA in relation to interest charges, amounted to 7.8 (2003: 7.4). The proportion between net interest-bearing debt and shareholders' equity improved from 73% to 51% as a result of

PRO FORMA SALES AND EBITA FOR 2004, EXCLUDING NUTRECO FISH FARMING AND HMG (EUR x million)

	Nutreco 2004	HMG	Nutreco fish farming	Nutreco pro forma
Net sales	3,858	484	588	2,988[1]
Result from operations before amortisation of goodwill (EBITA)	93	6	-18	105

[1] Adjusted for intercompany elimination of EUR 202 million
[2] Result from operations before amortisation of goodwill (EBITA) adjusted for exceptional items

the EUR 83.9 million decrease in net interest-bearing debt to a total of EUR 307.7 million.

FINANCIAL REPORTING IN 2005

From 1 January 2005, Nutreco's reporting will be based on the new International Financial Reporting Standards (IFRS). In particular, the new guidelines will impact the valuation of livestock, notably salmon. Other IFRS regulations affecting Nutreco include the valuation of pension obligations, the classification of cumulative preference shares and the reporting on financial instruments, such as forward currency transactions (hedges), interest rate swaps and futures.

At the date of transition to IFRS accounting principles, on 1 January 2004, valuation differences will be taken to shareholders' equity and deferred taxes. There will be a discrepancy between the results over 2004 stated under IFRS and those stated in accordance with Dutch GAAP. From the first external financial report in 2005 – the publication of the half-year figures on 2 August 2005 – Nutreco will report its financial figures fully in accordance with IFRS. Subject to, in particular, actuarial calculations in respect of pension commitments and approval of IFRS reporting by the external auditor, the impact of IFRS on the opening balance sheet of 1 January 2004 (not taking into account tax effects) is expected to be a EUR 80-95 million decrease in shareholders' equity (for more information, please refer to pages 13-14 of this report).

In 2005, Nutreco will also report in line with the new organisation structure. This means that Nutreco will give a further breakdown of net sales, the result from operations and assets and liabilities. Following completion of the joint venture between its fish-farming activities with those of Stolt-Nielsen, Nutreco will also present its shareholding in Marine Harvest on the basis of equity accounting. This means that the interest in Marine Harvest and the shareholders' loan will be reported on the balance sheet as financial fixed assets. Nutreco's interest in the result will be stated in the profit and loss account under 'share in results of non-consolidated companies'.

On 23 December 2004, Nutreco sold its pork activities comprised in Hendrix Meat Group (HMG) to a Sovion subsidiary. The result from operations attributable to HMG has been included in the result of Nutreco up to the date of sale.

NUTRECO


1968
T. SKRETTING

| NUTRECO IS THE LEADING PLAYER ON THE FISH FEED MARKET. IN 2004, PRODUCTION AMOUNTED TO APPROXIMATELY 1 MILLION TONNES. OVER 70% OF THIS IS USED IN SALMON AND SEA TROUT FARMING, A MARKET IN WHICH NUTRECO HAS A 40% SHARE. OF THE SALMON FEED, APPROXIMATELY 30% IS DESTINED FOR NUTRECO'S OWN FARMS. FURTHERMORE, NUTRECO SUPPLIES SPECIALISED FEED FOR MORE THAN 50 OTHER FISH SPECIES. |

AQUACULTURE

2004

CL



PROFILE

Nutreco is the leading player on the fish feed market. In 2004, production amounted to approximately 1 million tonnes. Over 70% of this is used in salmon and sea trout farming, a market in which Nutreco has a 40% share. Of the salmon feed, approximately 30% is destined for Nutreco's own farms. Furthermore, Nutreco supplies specialised feed for more than 50 other fish species.

Nutreco is global market leader in the farming and processing of different types of salmon, such as Atlantic salmon, coho, chinook and salmon trout. With these varieties of salmon, Nutreco has a strong position in all salmon-producing regions, with a worldwide market share of approximately 16%.

In 2004, the Company's own farms in Norway, Chile, Scotland, Canada, Ireland, Japan and Australia produced over 200,000 tonnes of salmon and other fish species. A considerable proportion of this finds its way to the consumer market via the Company's own processing facilities. As a result of its research activities, amongst other things, Nutreco is also closely involved in the introduction of other farmed fish species, such as halibut, cod, barramundi and yellowtail.

JOINT VENTURE

On 13 September 2004, Nutreco announced its plan to enter into a joint venture with Stolt Sea Farm, the fish-farming division of Stolt-Nielsen, to merge its fish-farming, processing and marketing activities into the new company Marine Harvest. Nutreco will have a 75% and

Stolt-Nielsen a 25% interest in Marine Harvest. On 6 December 2004, following completion of the due diligence test, both parties signed the joint venture agreement. As a result of the joint venture, two companies have come together that are pioneers of the salmon-farming industry as well as leading players in the development of other farmed fish species. Both Nutreco and Stolt-Nielsen are confident that the salmon-farming industry is in need of a drastic overhaul, which will result in consolidation of this business sector. The joint venture is expected to serve as a catalyst in this process. The new Marine Harvest will be an independent entity, which will not resort to its shareholders for any future borrowing.

On 21 December 2004, the proposal to enter into a joint venture was unanimously adopted at an Extraordinary General Meeting of Shareholders. The transaction, which is expected to be finalised in the first six months of 2005, will be subject to, among other things, permission from the competition authorities in the United States of America and in Europe. On 11 February 2005, Nutreco was informed that, from the perspective of the US antitrust authorities, the joint venture could proceed.

This transaction is part of the **'Rebalancing for Growth'** strategic plan, which was announced on 3 November 2004. In it, Nutreco has indicated that it is going to focus more on animal nutrition and fish feed and that, among other things, it will reduce the influence of volatile salmon prices on the result.

STRATEGY

Fish farming, processing and marketing

The strategy of the new Marine Harvest rests on three basic principles:

1. Combination of the strengths of both companies
2. Reduction in financial volatility through:
   a. the provision of a dependable supply and service to retail and food service customers and the processing industry
   b. a focus on products with a stable margin
3. A unique competitive position through:
   a. a growing range of value-added products
   b. expertise in the areas of quality control, tracking and tracing, and leadership in food safety.

The strategic focus in Europe is on growth of retail and food service sales, particularly in France, the United Kingdom and in the high-growth markets in Eastern Europe and Russia. Marine Harvest will be focussing on the development of value-added products. At the same time, Marine Harvest is focussing on a high service degree, as well as on quality and effective management of the logistic chain, with a strong focus on operational excellence in production. By merging both organisations, costs, both overhead and operational, will be reduced.

In North America, the emphasis is on optimisation of the customer base. Nutreco supplies, in particular, to club stores and retail

PROFILE AQUACULTURE

ACTIVITY	PARTICULARS	BUSINESS	PRINCIPAL MARKETS	MARKET POSITION
Salmon farming, processing and marketing	Direct supply to retail & food service customers	Marine Harvest Americas	United States	No. 1
			Japan	
	Strong reputation business-to-business brand Marine Harvest	Marine Harvest Europe	Europe:	
			France	No. 1
			United Kingdom	No. 1
			Rest of Europe	No. 1
Farming of other fish species[1]	Farming of cod, halibut, barramundi and yellowtail	Trout & Marine Species	Europe	
			Australia	
			Japan	
Feed for salmon and sea trout	Innovative, efficient production, quality and traceability	Skretting	Norway, Chile, Scotland, Ireland, Canada, Australia	No. 1
Other fish feed	High-quality, speciality feed and know-how	Trout & Marine Species	Europe	No. 1
			Australia	No. 1
			Japan	

[1] The farming of other fish species will also be transferred to the new Marine Harvest joint venture

customers, while Stolt Sea Farm mainly supplies to regional distributors, food service customers and retailers. In this growth market, too, supplying to retail and food service customers is the most attractive option. As well as realising cost savings in logistics and overhead, Marine Harvest will specifically focus on optimisation of the production structure in Canada and Chile.

FISH FEED

The fish feed strategy is targeting autonomous growth in salmon feed and other fish feed activities. Nutreco will be able to achieve this by making substantial investments in new technology and by making further improvements in the current cooperation with buyers. For instance, Nutreco will continue to carry out research on alternative raw materials that may be used as substitutes for increasingly scarce raw materials such as fishmeal and fish oil. Profitability will also depend to a large extent on constant cost optimisation. In this regard, the improvement of logistic processes and centralisation of the purchasing activities are of great importance. In the coming years, this must be further developed by means of even closer international cooperation within Nutreco, also in the areas of logistics and production. Furthermore, Nutreco is seeking growth in specialities, such as starter and dietary types of feed.

In fish feed for other fish species, Nutreco aims to maintain its strong positions in a number of European countries, as well as reinforce positions in other regions, particularly in the eastern part of the Mediterranean, Eastern Europe, Japan and China. Also in this segment, growth in market share and profitability are the prime objectives.

An important area of attention for Nutreco in respect of the Marine Harvest joint venture was the assured sale of fish feed. Nutreco has achieved this aim through a three-year arm's length feed contract for feed supplies to Marine Harvest.

OPERATIONAL DEVELOPMENTS

Marine Harvest Americas

Salmon sold on the US market is largely produced in Chile and, to a lesser extent, in Canada. In recent years, US salmon consumption has shown robust growth. In 2004, the rate of consumption growth slowed down. This was mainly due to negative publicity about farmed salmon at the beginning of the year under review. While these publications actually gave an incorrect representation of the facts, they still impacted the way consumers felt about salmon, which resulted in a temporary drop in retail sales of salmon. In November 2004, salmon sales to retailers exceeded the 2003 level for the first time. Previous experience with publicity in the United Kingdom has shown that these effects are merely temporary and that consumption growth will resume, the positive aspects of salmon being many times greater than the alleged negative effects. In the United States, too, more and more emphasis is being placed on the relation between nutrition and health. A change in nutritional pattern is viewed as an increasingly important condition for the improvement of public health. Nutrition experts are therefore increasingly recommending the consumption of fish with a high omega-3 fatty acid content, such as salmon.

The US salmon market is traditionally less volatile than the European one. As a result of the joint venture with Stolt Sea Farm, the customer portfolio will be more balanced. In combination with strict cost control and the development of new products, the position of Marine Harvest on the US market will be further enhanced. An important priority has been assigned to packed products, both fresh and frozen. Food service sales recorded excellent growth in 2004, particularly in the casual dining segment.

In 2004, the results of the salmon activities in North and South America were affected by the above-mentioned negative publicity and an increased supply from Chile. Despite higher freight costs,

KEY FIGURES AQUACULTURE *(EUR x million)*

	2004	2003	2002	2001	2000
Net sales	1,177.6	1,147.2	1,215.2	1,253.9	961.4
Result from operations before amortisation of goodwill (EBITA) and impairment	40.8	69.9[1]	72.1	91.5	103.1
Weighted average capital employed	747.8	830.9	985.6	852.8	387.6
Return (EBITA)[1] on weighted average capital employed	5.5%	8.4%	7.3%	10.9%	26.9

[1] Before impairment of concessions (EUR 19.0 million)

EVOLUTION OF SALMON PRICES ON THE US MARKET


(USD/pound)
5
4
3
2
1
0
3-4 LBS fillets
8-10 LBS DHON
'97
'98
'99
'00
'01
'02
'03
'04
'05

EVOLUTION OF SALMON PRICES IN NOK AND EUR


(NOK/kg)
(EUR/kg)
40
35
30
25
20
15
4.75
4.15
3.55
2.95
2.35
1.75
EUR/kg
NOK/kg
'97
'98
'99
'00
'01
'02
'03
'04
'05

salmon prices in the United States were about 10% below the 2003 level. Also, the salmon-farming operations in Canada suffered from the adverse effects of the production problems in 2003 and 2004, which forced them to sell the fish at a lower price in 2004. This led to an operational loss of over EUR 15 million in Canada.

Marine Harvest Canada was the first aquaculture company in Canada to acquire ISO 9001 certification. In addition, at the presentation of the British Columbia Export Awards in Vancouver, Marine Harvest Canada was named 'Exporter of the year 2004' in the category 'consumer products'. In Chile, processed salmon quality was further enhanced as a result of the opening of a new harvest station. In November 2004, the Chilean Marine Harvest activities were ISO 14001-certified and now fully meet the international standard for environmental management systems.

Marine Harvest Europe

The European market showed a mixed picture in 2004. In 2003, the leading Norwegian salmon farmers had transferred fewer smolts to sea than in 2002. Taking into account a life cycle of one and a half to two years, this should have resulted in a reduced supply of salmon in 2004 compared to 2003.

During the first six months, average salmon prices were higher than in the corresponding period of 2003. However, due to the exceptionally favourable farming conditions during the summer months, average salmon weight increased. In July 2004, the supply in September was still expected to be down by 10%. However, in the first week of October, it was found that the supply had actually increased by over 7% as a result of the higher average weight. Furthermore, in October, monthly estimated total salmon stocks in Norwegian waters exceeded the 2003 volume for the first time in 2004. This caused salmon prices to fall below 20 Norwegian krone by the beginning of the (for salmon sales) important fourth quarter.

The Norwegian quotation of salmon prices is an important benchmark for the price level in Europe. In 1997, the European Commission and Norway agreed a minimum import price for Norwegian salmon to protect Irish and Scottish salmon farmers. In 2003, these trade-restricting measures were lifted and the minimum import price was abolished. For the first time in five years, Norwegian farmers were granted free access to the European market. This initially caused the Norwegian price quotation to drop to an all-time low. From that point on, prices rose again until some time in 2005. Following the price fall in 2003, a number of smaller Scottish and Irish salmon farmers lodged a new complaint with the European Commission. In August 2004, the European Commission took so-called safeguarding measures in the form of an import quota for salmon

SALMON SALES IN EUROPE BY PRODUCT GROUP *(in %)*



80%
73%
75%
77%
12%
17%
16%
13%
8%
10%
9%
10%
'01 '02 '03 '04
Whole fish
'01 '02 '03 '04
Fillets
'01 '02 '03 '04
VAP

SALMON SALES IN THE AMERICAS BY PRODUCT GROUP *(in %)*



30%
29%
21%
21%
62%
50%
53%
53%
8%
21%
26%
26%
'01 '02 '03 '04
Whole fish
'01 '02 '03 '04
Fillets
'01 '02 '03 '04
VAP

produced in third countries. This resulted in fierce protests from Norwegian salmon farmers, as well as from the processing industry in continental Europe, which influenced the decision-making within the European Union. Too few member countries were willing to support the measures. As a result, the import quota was lifted at the end of 2004. At the beginning of February 2005, the European Commission again decided to impose an import quota, this time linked to a minimum price at which third-country salmon is allowed to be imported. The Commission is again obliged to seek sufficient support from EU member

SALMON SALES IN EUROPE BY CUSTOMER GROUP *(in %)*



16%
26%
26%
30%
34%
34%
38%
38%
50%
40%
36%
32%
'01 '02 '03 '04
Retail
'01 '02 '03 '04
Food service
Food industry
'01 '02 '03 '04
Trade

SALMON SALES IN THE AMERICAS BY CUSTOMER GROUP *(in %)*



58%
69%
73%
64%
2%
2%
5%
18%
40%
29%
22%
18%
'01 '02 '03 '04
Retail
'01 '02 '03 '04
Food service
Food industry
'01 '02 '03 '04
Trade

countries in order to keep the measure in force after three months.

In the meantime, apart from the safeguarding measures taken, a separate investigation into alleged dumping of Norwegian salmon on EU markets had been started in October 2004. The results of this investigation are expected to be released in March or April 2005. It is difficult to say whether or not third-country salmon imports will be subject to any measures in the years ahead and, if so, of what nature these measures will be.

The restructuring of Marine Harvest in Europe during the past few years has resulted in positive effects. The closure of four processing locations in Norway and one in Scotland, rationalisation of the overhead and a workforce reduction of 340 jobs also resulted in significant annualised savings of EUR 18 million. However, due to the low salmon prices, these savings were not enough to restore profitability in Europe.

Introduced in 2003, the sales and marketing structure, which targets three specific groups of customers, being retailers, food service customers and trade, is beginning to pay off. Much attention was given to the development of new products and concepts, particularly for retailers and the food service. In 2004, more salmon was sold to the retail channel. In France, the smoked salmon of a large retail customer of Marine Harvest was named 'best smoked salmon' by the authoritative French food magazine 'Que Choisir?'. Within the food service sales channel, positive test results were achieved for the launch of smoked salmon at a multinational fast food chain.

Salmon feed

For almost as long as it has existed, the salmon feed market has been extremely concentrated. Feed market developments echo salmon-farming developments.

In Norway, the sales volume remained on the same level as the 2003 figure, notwithstanding the decrease in the quantity of smolt transferred to sea in 2002, because the total biomass of salmon in the water remained unchanged due to the favourable water temperatures during the summer months. In Chile, feed volume rose as a result of the increase in salmon production. Canada also recorded an increase in volume, but this was attributable to the growth in market share. In 2004, the difficult financial situation of salmon feed customers, in combination with an increase in price competition, resulted in slight margin pressure and a lower result than in 2003.

Particularly in Norway, the low salmon prices are affecting the liquidity of salmon farmers. Through stringent credit management, combined with shorter credit terms, Nutreco is seeking to keep debtor risks at an acceptable level.

The Chilean feed market has been suffering from excess capacity for a considerable length of time. It is expected that it will take another two to three years before this excess capacity is eliminated. Efficiency was enhanced as a new modern feed plant was put into use. In Europe, prices of raw materials decreased due to the low US dollar. The margins were nevertheless under pressure due to the excess capacity and resulting competition.

Trout & Marine Species

Feed for different fish species

Besides salmon feed, Nutreco also produces feed for freshwater trout and a large number of other fish species. The main markets for this feed are Italy, France, the United Kingdom, Spain, Greece, Turkey, Denmark, the Netherlands, Australia and Japan. While there is a marked trend towards concentration, the market for other fish feed is still highly fragmented. Feed volumes for sea bass and sea bream, in particular, increased as a result of positive developments in the Balkan and Turkey owing to a rise in production. Total sales of feed for other fish species rose by about 5%.

While the financial position of many local feed producers is weak, there is competition on price and credit terms. Nutreco's policy is to join battle only in selective areas, whilst concentrating on quality customers.

Farming of other fish species

In 2003, Nutreco started yellowtail farming in Japan. The first harvest was marketed in 2004. Barramundi, also called Asian sea bass, is farmed in the tropical coastal waters of Northern Australia. The fish is now available in all major cities in that country and provides excellent possibilities for export to other countries. In 2004, demand for barramundi exceeded the supply.

Nutreco is also one of the world's leading halibut farmers. Halibut farming takes place in Norway. This activity developed positively in 2004. In 2003, the first young cod were taken from the hatcheries to marine water farms. Currently, demand for farmed cod outstrips the supply. It should be noted that the volumes of the other fish species are relatively small compared to salmon volumes.

NUTRECO




1955
BE

| NUTRECO AGRICULTURE'S MAIN ACTIVITIES RELATE TO THE PRODUCTION OF COMPOUND FEED, SPECIALITY FEED, PREMIX AND PET FOOD. BESIDES ANIMAL NUTRITION FOR RUMINANTS, PIGS, POULTRY AND OTHER ANIMALS, THE COMPANY ALSO PRODUCES SPECIALITY FEED FOR YOUNG ANIMALS, PETS AND HORSES UNDER ITS OWN BRAND NAMES. IN ADDITION, NUTRECO SUPPLIES ORGANIC AND ANTIBIOTICS-FREE FEED. PREMIX IS ANOTHER IMPORTANT FOCUS. PREMIXES CONSIST OF HIGH-QUALITY FEED SUPPLEMENTS, SUCH AS VITAMINS AND MINERALS. |

AGRICULTURE




2004
ES
Servicio

PROFILE

Nutreco Agriculture's main activities relate to the production of compound feed, speciality feed, premix and pet food. Besides animal nutrition for ruminants, pigs, poultry and other animals, the Company also produces speciality feed for young animals, pets and horses under its own brand names. In addition, Nutreco supplies organic and antibiotics-free feed. Premix is another important focus. Premixes consist of high-quality feed supplements, such as vitamins and minerals.

Another major activity is the production of fresh and convenience poultry products for the consumer market. In poultry products, Nutreco has strong positions in Spain, the Netherlands and Belgium.

Finally, the genetics activities supply high-quality breeding material for layers, turkeys, broilers and pigs. The sale of these activities covers over a hundred countries.

In December 2004, Nutreco's pork company Hendrix Meat Group was sold to a Sovion subsidiary.

All activities are supported by an extensive research & development organisation, which can translate customer, consumer and retailer wishes into high-quality products, packaging or raw materials. All Agriculture activities occupy leading market positions and put a strong focus on such matters as food safety and animal welfare.

STRATEGY

The strategy of the compound feed operations in Northwest Europe focusses on quality-oriented farmers in the pig, ruminant and poultry sectors in this region. Nutreco supplies feed to these farmers and, above all, provides them with advice as part of a Total Management Concept. This advice relates to developments that farmers of the future will be facing, such as return on investment, labour efficiency and business development.

Farmers are also confronted with consumer demand for fresh, safe and traceable meat products. In this area, too, Nutreco can give excellent advice to farmers on the basis of the value chain expertise gained from its own food activities. It is important that Nutreco's customers are able to meet the requirements of their food industry customers. By closely collaborating with the partnership-oriented farmers, Nutreco expects to be able to improve the profitability of both farmers and Nutreco. Nutreco also stresses the further development of the TrusQ Feed Safety programme, which has set the standard for quality and safety in the Dutch feed industry. TrusQ is an outstanding example of collaboration, exchange of know-how and cost sharing with other players in the market.

The strategy of Spanish compound feed companies Nanta and Agrovic is aimed at generating further growth in both Spain and Portugal. Efficiency is a central feature of this approach, with Nanta focussing on the free market and Agrovic focussing on integrated enterprises. Nutreco has an excellent reputation in the Spanish compound feed industry and sets itself apart in the market through innovations, feed safety, service and brand policy.

Trouw Nutrition's strategy is aimed at increasing market share in feed specialities, such as premix, speciality feed and pet foods. On the existing European markets, this should mainly be achieved

PROFILE AGRICULTURE

ACTIVITY	PARTICULARS	BUSINESS	PRINCIPAL MARKETS	MARKET POSITION
Compound feed	Farming expertise	Agri Feed Benelux	The Netherlands	No. 2
	Integrated		Belgium	No. 3
	Central purchasing and service		Germany, Hungary and Denmark	
	Business-to-farmer	Nanta/Agrovic	Spain, Portugal	No. 1
Premix and	Product innovation	Trouw Nutrition	Europe	No. 1
speciality feed	Antibiotics-free feed		Worldwide	No. 3
	Feed for young animals			
	Pet food			
Poultry products	Cooperation with retail	Pingo Poultry	The Netherlands/Belgium	No. 2
	Fresh prepacked products	Sada	Spain	No. 1
	Product innovation			
	Branded products			
Breeding	Innovation	Euribrid:	Worldwide	
Turkeys	Health	Hybrid		No. 2
Layers		Hendrix Poultry		No. 3
Pigs		Breeders (HPB)		
Broilers		Hypor		No. 3
		Hybro		No. 4
Pork[1]	Cooperation with retail	Hendrix Meat	The Netherlands	No. 2
	Fresh prepacked meat – Bacon	Group (HMG)	United Kingdom	

[1] Sold in December 2004

through organic growth; outside Western Europe, notably in North and South America, Eastern Europe and Asia, growth should be achieved through acquisitions. To support these ambitions, the organisation has been split up into units along the lines of this regional division.

At Nutreco's poultry activities in the Benelux countries and Spain, fresh, prepacked and value-added poultry products are the most important. It is products like these that provide the best opportunity to reduce margin volatility.

The bird flu in 2003, which resulted in a temporary ban on exports, prompted a restructuring of Nutreco's poultry activities in the Benelux countries in 2004. The supply of low-priced frozen chicken products from Brazil and Thailand has sharply reduced export possibilities of Dutch companies, which has resulted in excess capacity in the Dutch industry. With Pingo Poultry, Nutreco has a strong position in the Benelux countries for the supply of poultry products to large supermarket chains. It also has one of the most modern production facilities in the Benelux. The Company wants to explore various solutions to strengthen the profitability of the operations.

In Spain, the focus is on intensifying cooperation with the major retail chains. Value addition through further processing, improvement of the cost basis, optimisation of by-product revenues, realising synergy advantages with other Nutreco companies and a more market-driven operational approach are other areas of attention. This also includes brand development similar to that pursued in respect of CUK and Pimpollo for the retail channel. Also, Nutreco will put a stronger focus on the Spanish out-of-home segment.

The genetics activities are spread across several continents. With Euribrid, Nutreco holds leading positions in this world market. The market is still highly fragmented. Nutreco is going to focus on the further growth potential of its activities, possibly in combination with partnerships. Nutreco's biggest growth markets for the genetics activities are Brazil and Asia.

RESTRUCTURINGS, INVESTMENTS AND DIVESTMENTS

In 2003, the poultry production location in the Belgian town of Stevoort was closed. All Belgian activities are now concentrated in Maasmechelen. Furthermore, the production location in Cuyk was closed and the activities in Mierlo were expanded. Largely put into effect in 2004, the reorganisation and integration programme was completed by the end of the year. The savings resulting from this reorganisation will total an annualised sum of approximately EUR 10 million and are expected to be fully realised in 2005. In 2004, the savings were only partly realised.

The European pork market is going through a rapid process of consolidation. It takes considerable investments to maintain a strong market position in this environment. Nutreco does not have the ambition to develop into a leading European player and therefore decided to sell Hendrix Meat Group to a Sovion subsidiary. In 2004, the pork activities were sold for EUR 73 million, which generated a book profit of more than EUR 20 million. The transaction was finalised on 23 December 2004 following approval by the European competition authorities. The sale has created new scope for growth for Hendrix Meat Group, as well as financial leeway for Nutreco. The results of Hendrix Meat Group for 2004 have been included in Nutreco's consolidated figures up to 23 December 2004.

In the premix activities, minority interests in China and Mexico were raised to 100% participating interests. A wholly-owned subsidiary was also established in Russia.

KEY FIGURES AGRICULTURE *(EUR x million)*

	2004	2003	2002	2001	2000
Net sales	2,680.0	2,527.1	2,594.4	2,581.4	2,164.5
Result from operations before amortisation of goodwill (EBITA)	77.0	63.0	80.5	98.7	43.1
Weighted average capital employed	389.0	347.7	390.1	364.1	284.5
Return (EBITA) on weighted average capital employed	21.5%	18.1%	20.6%	27.2%	15.6%


SALES OF POULTRY PRODUCTS BY CUSTOMER GROUP (in %)
69%
73%
73%
31%
27%
27%
'02 '03 '04
Retail
'02 '03 '04
Industry Trade


SALES OF POULTRY PRODUCTS BY PRODUCT GROUP (in %)
48%
50%
53%
52%
50%
47%
'02 '03 '04
Value-added products
'02 '03 '04
Other products

OPERATIONAL DEVELOPMENTS

Compound feed

Raw materials

The purchase of raw materials and the expertise in this area is of great importance for Nutreco's feed companies. Soya is the most important raw material for the feed operations. Producers in Argentina and Brazil are currently the biggest exporters, while China is worldwide the biggest importer. In 2004, temporary strong demand for soya from China caused soya prices to fluctuate sharply. As this raw material is a major part of the cost price of compound feed, these price movements had a major impact on selling prices of compound feed in Europe. In order to realise maximum advantages through joint purchase, there is close collaboration between Nutreco's Dutch and Spanish compound feed organisations and with the premix and speciality feed activities.

Benelux

In 2004, the compound feed market in the Benelux countries remained fairly stable. Results were kept up through the optimum utilisation of the available know-how on feed and feed ingredients, combined with in-depth knowledge of the agriculture business. More and more farmers look at the overall profit picture and do not merely focus on buying feed at the lowest possible cost. By entering into collaborative alliances with these farmers, a situation can be created that is profitable for both parties. Nutreco also supplies organic feed in the Netherlands, Belgium and Northern Germany.

Spain

The Spanish compound feed market is fairly stable, while the Portuguese market is contracting slightly at a rate of 1-2% a year. Six companies control 28% of the Spanish and Portuguese markets; the rest is divided among more than a thousand small enterprises, often organised on a cooperative basis. Nutreco is market leader with an 11% share.

Nutreco companies Nanta and Agrovic jointly have 15 factories and supply feed for different animals. Besides high-quality products, Nutreco also offers its customers advice in the areas of business management, technology and marketing. This creates durable relationships with buyers. By means of a certification programme, Nutreco helps farmers get a better price for their pigs, poultry and ruminants. Introduced in 2003, the new feed systems for cows, the so-called Kempen system, increased sales in 2004. During the year under review, the Spanish compound feed activities again performed well.

PREMIX, SPECIALITY FEED AND PET FOOD

The European market is mature and virtually stable. High-growth markets, with growth rates in excess of 5%, include Eastern Europe, Russia, Asia and Latin America. In 2004, a new facility for speciality feed was set up in Russia. Initial developments are positive. Activities in Asia were expanded as well. For instance, in India, a strategic alliance agreement was signed with Nutrikaft, a producer of feed concentrates. Through collaboration in the areas of purchasing, production, innovation and sale, Nutreco seeks to gain a leading position on the Indian market. In China, the 51% joint venture in Xiangtan was expanded into a 100% interest. Nutreco also remained active in Latin America, where it expanded the participating interest in Jalisa, Mexico, to a full 100%.

During the year under review, the Company again focussed much attention on international branding and the use of more standard packaging in order to make the premix activities more recognisable for customers. Through a joint market and purchase approach, as well as the exchange of expertise in the area of marketing and technology, marked synergy advantages have been achieved with other Nutreco activities.

The result from operations of the companies in Western Europe, except for that of the French activities, improved slightly amid stable market conditions. The Eastern European operations in Poland and Hungary had a difficult year, but the results in Russia were good. In the United States, the focus was on optimisation of the business processes.

MEAT PROCESSING AND MARKETING

Poultry products in Spain

During the first six months of 2004, prices of poultry products in Spain were under pressure. This coincided with elevated feed prices as a result of high prices of raw materials, which, in turn, raised total poultry product costs. Being an integrated company, Nutreco's Spanish operation Sada suffered the effects of both low poultry prices and high prices of raw materials. During the second half-year, feed prices came down and poultry prices recovered, but this recovery was not enough to produce satisfactory annual results.

Approximately 98% of all Spanish poultry products are supplied fresh. The major industrial processors, too, use fresh chicken only. The Spanish market is self-supporting and relatively closed, and therefore relatively insensitive to the import of cheap frozen chicken from countries such as Brazil and Thailand. Here, too, cost control and productivity enhancement are important elements in the operations.

WEEKLY SPOT PRICE OF SOYA *(in thousand tonnes)*


(USD)
400.0
362.5
325.0
287.5
250.0
212.5
175.0
137.5
100.0
PRICE SOYA
Jan '03
Mar '03
May '03
Jul '03
Sep '03
Nov '03
Jan '04
Mar '04
May '04
Jul '04
Sep '04
Nov '04
Jan '05

In 2004, Nutreco's share of the poultry product market remained constant at approximately 30%. As a result of further processing automation, efficiency increased while labour intensity at the production level decreased. In the Spanish market, Nutreco is focussing on fresh and convenience poultry products. In 2004, cooperation with major retailers was again stepped up in order to further reduce price volatility. The policy for the poultry brands of CUK, Pimpollo and Cresta Roja was continued.

In 2004, further investments were made in the production facility in Toledo. This factory specialises in value-added products, such as fillets, nuggets, burgers and sausages. In March, a new ready-to-eat product range was introduced in Toledo with the commissioning of a new oven for roasting chickens. In view of the success of this new product range, a second oven was commissioned in December. In 2004, the Company also made major investments in new packaging lines, food safety and tracking and tracing.

Poultry products Benelux

The Dutch and Belgian markets had hardly recovered from the outbreak of bird flu in 2003 when they faced a price war between retailers in 2004. As a result of the outbreak of bird flu, part of the export markets was taken over by competitors from neighbouring countries, Brazil and Thailand. This, in turn, led to additional excess capacity on the Dutch market. The price war put prices under further pressure.

To compete on the European poultry market, companies have to be big enough to produce efficiently and thus at a low cost. Customers more and more demand stringent food safety requirements.

In 2004, reorganisations took place in Belgium and in the Netherlands under the restructuring plan announced at the end of 2003. At the end of 2004, the process was completed, so that the resulting savings can be fully realised in 2005. The results of Nutreco subsidiary Pingo reflected the difficult market conditions and did not meet expectations.

In 2004, further investments were made in new packaging concepts, such as Modified Atmosphere Packaging with top seal. In Mierlo, the production facility for value-added products was further optimised and modernised, and in April, this operation acquired a BRC (British Retail Consortium) and HACCP certification.

BREEDING

The market for turkey chicks and eggs in the US is stable. The results in Canada were affected by the exchange rate of the dollar. Still, results surpassed those achieved in 2003 owing to, among other things, satisfactory prices of end products.

The outbreak of bird flu in Asia also affected the two Nutreco companies that sell breeding material of layers and broilers as export opportunities diminished. An agreement was concluded with a local partner on setting up a new production facility in Brazil. This is an important step forward in view of the Company's future growth.

Particularly at the beginning of the year under review, the sale of pig genetics was hampered by low pig prices in Canada, Spain and the Benelux. However, in the course of 2004, market conditions recovered strongly, which caused results to surpass those recorded in 2003.

Pork Benelux

In 2004, the consolidation process on the European pork market also involved Hendrix Meat Group (HMG). At the end of the year under review, HMG was taken over by a Sovion subsidiary. The production facility in Hoogeveen was closed during the year. On the Dutch market, HMG had been facing difficult conditions as a result of the price war going on among retailers and due to high raw material prices. Income from operations was substantially lower than in 2003.

RESEARCH &




1958
NL

| NUTRECO'S R&D CAPABILITY IS, TO A LARGE EXTENT, DETERMINED BY THE CLOSE COOPERATION BETWEEN ITS RESEARCH AND PRODUCTION UNITS. THE STRONG AND SUSTAINED FOCUS ON INNOVATION, EFFICIENCY AND QUALITY, AND THE MAXIMUM UTILISATION OF ALL CONCEIVABLE SYNERGY BENEFITS REQUIRE SCIENTISTS WITH AN EYE FOR THE INTERESTS OF CONSUMERS AND CUSTOMERS AND A KEEN INTEREST IN THE MARKETING OF THE RESEARCH RESULTS. |

DEVELOPMENT



Nutreco's R&D capability is, to a large extent, determined by the close cooperation between its research and production units. The strong and sustained focus on innovation, efficiency and quality, and the maximum utilisation of all conceivable synergy benefits require scientists with an eye for the interests of consumers and customers and a keen interest in the marketing of the research results. The R&D vision shared by all parties within Nutreco has resulted in major breakthroughs, savings and innovations. Restructuring Nutreco's portfolio, with a renewed focus on the feed activities, will not materially alter this situation. Elements such as food safety, traceability, health and quality are inextricably bound up with the concept of feed. R&D will thus enable Nutreco to position itself in the future as an innovative, forward-thinking player with feed-to-food solutions. In 2004, research & development expenses amounted to EUR 25.1 million (2003: EUR 24.1 million).

AGRICULTURE

Agriculture research efforts are primarily directed to feed formulation. The five research centres in the Netherlands, Canada and Spain focus their research on feed for pigs, ruminants, poultry and rabbits, as well as on breeding and food. There are two experimental feed plants where small quantities of feed can be produced to try out a particular technology and test raw materials, formulas and diets. In June 2004, the Poultry and Rabbit Research Centre (PRRC) was officially opened by Minister of Industry and Technology José Manuel Diaz-Salazar in the Spanish city of Toledo.

While the various research centres were originally set up for specific animal species, research is increasingly carried out in those areas where conditions are the most favourable geographically.

This means, for instance, that the development of the appropriate diet for black Iberian pigs has been assigned to PRRC in Spain. R&D divisions are thus steadily transforming themselves into a single, efficient research organisation that operates in different locations.

To be successful in the current agricultural environment, Nutreco must be able to provide its customers not only with feed, but also with high-quality farming concepts, know-how and technology. A major innovation in this area, which was realised with the support of R&D during the year under review, is a new pig accommodation concept. The initial pilot facility is already operational. The essence of the new system, which in terms of investment costs is comparable to standard accommodation, is a wholly new concept for air supply and ventilation in the facility. Initial research results indicate that the better living environment can produce a 5-10% increase in farm income and that meat quality is superior and more uniform. So far, environmental and animal welfare requirements have always been a cost item for pig farmers. This is different in the new approach, where a more sustainable type of husbandry pays off.

Another successful combination of a new farming concept with high-quality feed expertise is the so-called Kempen system. Besides their normal diet of hay, dairy cattle are fed special nutritional concentrates which reduce the occurrence of metabolic disorders when the cows begin to produce milk. The system has been well received in Spain, where it was piloted in 2003, and currently makes up 25% of Nanta's dairy cattle feed. The feed concept has since been launched on the French market.

In 2004, in view of this success, the swine research division, in collaboration with Trouw Nutrition, developed the MilkiWean Piglet Feed Concept, which is specially formulated for piglets. Important areas of research & development were the taste of the feed and ingredients that promote feed digestion and animal mobility. A similar product, named MilkiVit, has been developed for ruminants. This is a vegetable-based milk substitute for calves, goats and lambs. Furthermore, new nutrients have been developed which enhance the vitality of newly born piglets.

Successful, too, are the Greenline additives for speciality feed in which the antibiotics-based growth promoters, after extensive research, were substituted. In the US, several of these products have been developed for calves. During the year under review, a feed additive was developed which increases the omega-3 fatty acids as well as CLA (conjugated linoleic acid) content in milk. This development ties in with the trend to increase the health aspects of milk.

In 2004, a major project was completed with Nutreco's assistance, resulting in a complete map of the genetic structure of the chicken. This achievement was marked with a number of publications in the authoritative Nature magazine and a symposium specially organised by Nutreco at the Hannover EuroTier show. In 2004, a major bioinformatics project produced a few important results in the form of a new DNA test for poultry breeding.

During the year under review, a renewed version of Novalac was brought out, which dairy cattle farmers can use to estimate the expected milk yield, fat content and protein level, and which serves as a tool for making health and productivity assessments. Feed and food industry customers are now also offered Masterlab laboratory services for quality control and nutritional value analysis.

AQUACULTURE

Research at Aquaculture mainly focusses on three areas. The main emphasis is on the use of fishmeal and fish oil: what is the nutritional value of these substances for salmon feed and to what extent can they be substituted with raw materials of vegetable origin. Nutreco is the leading producer of fish feed and thus worldwide an important buyer of fish oil. To reduce the effects of unexpected price rises, long-term research programmes were started up in the past to lessen dependence on this raw material.

In 2004, a research project was completed in which, from 2002 on, salmon had been fed with fish oil alternatives throughout their life cycle. With the proper use of vegetable oil, salmon quality has been found to be as good as or even better than that produced with the use of fish oil.

Pigments are a second prioritised field of study at Aquaculture. While these substances make up only a minute proportion of the final product, their costs can mount up to 15% of total feed costs. The aim of all research efforts is to increase the predictability of the effectiveness and thus realise the most efficient use.

Finally, much energy is spent on the development of special products such as starter feed and the development of diets that promote the health aspects of fish consumption by humans. During the year under review, the results were published of a study by the

Ullevål university clinic in which heart patients had been given salmon to eat with different n-3 fatty acid levels. It was found that, regardless of n-3 content, salmon had had a positive effect on the cholesterol levels of all patients concerned. It was also found that, as the percentage of fatty acids increased, the serum triglycerides level and other CHD phenomena showed a significant decline.

Human resources

In 2004, the Company put a strong focus on the development and implementation of the new **'Rebalancing for Growth'** corporate strategy. Progress was also made during the year under review with the development of the new human resources strategy, in which a worldwide HR standard will replace much of the current decentralised HR policy. This new HR policy focusses on the development of management skills, a competitive remuneration policy for senior management, the identification, coaching and career development of high potentials, and the creation of a worldwide management performance system. The management performance system was developed in 2004 for worldwide rollout and the management development and succession planning was also largely completed in 2004. In connection with the implementation of the new **'Rebalancing for Growth'** corporate strategy, it has been decided to put a temporary halt on recruitment. To fill new and changing roles, the Company will henceforth first of all consider talents within the Company itself.

As at year-end 2004, the workforce had decreased from 12,763 to 12,408 as a result of reductions in some businesses, partially offset by increases in others. The sale of Hendrix Meat Group, including all of the staff, reduced the workforce by 973 persons. Personnel figures were also reduced as a result of reorganisations at Marine Harvest Europe and stringent cost control. The number of staff increased in Chile, Canada and China due to an increase of activities or the incorporation of joint ventures not included in previous reporting.

Nearly 76.5% of the employees are stationed in Spain, the Netherlands, Chile, Norway and Belgium. The average age within Nutreco is 35.5 years. Nutreco staff on average have worked 7.4 years for the Company.

Approximately 70% of the personnel consist of production staff, 11% of middle and senior management and the rest are staff employees. The number of academically trained employees amounts to 13.3% (2003: 13%). Nearly 28.3% of the total number of employees are women.

Nutreco's global character is particularly apparent in the great number of languages spoken within the Company. While the official language is English, 50% of the staff originate from a Spanish-speaking country. Furthermore, the proportion of native languages spoken within the Group is 19% Dutch, 14% English, 8% Norwegian and 9% other languages. In every country of

GEOGRAPHICAL BREAKDOWN OF EMPLOYEES


143 - Italy
Belgium - 770
1,598 - The Netherlands
Ireland - 233
UK - 729
356 - Other
167 - USA
544 - Canada
173 - Germany
485 - France
178 - China
Spain - 3,059
761 - Norway
Poland - 115
Chile - 3,097

BREAKDOWN OF EMPLOYEES PER BUSINESS STREAM


Aquaculture
45%
Corporate
and R&D
3%
Agriculture
52%

operation, employees earn more than the minimum wage level applicable in that country.

Nutreco feels very strongly about safe working conditions. In 2003, the number of accidents was 30% lower than in the year before. In 2004, however, the accident number rose from 577 to 630. The accident frequency rate increased from 25% to 26%. Virtually all operating companies have developed programmes and set targets aimed at actively reducing the number of industrial accidents. There are considerable differences between Nutreco companies in terms of accident rates, sick leave, staff turnover and recruitment problems. Through a better exchange of knowledge in this area, also internationally, the Company is seeking to close the gap. Absenteeism on average for Nutreco was 3.69%. The in- and outflow of staff averaged 13.2% (excluding the staff working for companies either acquired or divested).

This Annual Report outlines Nutreco's role as employer in only very general terms. For more detailed information, please refer to the 2004 Social and Environmental Report.

LANGUAGE DISTRIBUTION


Other
9%
Norwegian
8%
English
14%
Spanish
50%
Dutch
19%

Corporate governance

The main points where the Company is not in compliance and sees difficulties to be in compliance are the following:

Appointment of Executive Board members for a (renewable) maximum period of four years. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by employment contracts for an unlimited period. The Company intends to comply with the best practice provision of a renewable mandate of maximum four years for new members.

Severance pay limited to one year's fixed remuneration component. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by the terms of their employment contracts and the severance payment conditions provided therein.

Limitation of the number of Supervisory Board mandates in Dutch listed companies to maximum five, for which purpose the chairmanship of a Supervisory Board counts double. During the year under review, the Chairman, Mr R. Zwartendijk, exceeded the maximum permitted number of mandates with Dutch listed companies. The Chairman announced he would relinquish his position with two listed companies during the course of the year, thus bringing down the number of mandates (including double counting for chairmanship) to five, in compliance with the Code.

Appointment of the members of the Executive Board and of the Supervisory Board. The Code states as a best practice that the AGM may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the Executive Board and of the Supervisory Board, or their dismissal, by an absolute majority of the votes cast and allows for a statutory provision of a quorum at the AGM of minimum one third of the issued share capital. Nutreco's Articles of Association currently state that such resolution should be passed with a majority of two thirds of the votes cast with more than one third of the issued share capital represented. It is the intention of the Company to alter its Articles of Association to be in compliance with the Code's best practice.

The Dutch Corporate Governance Code (the 'Code') has come into force on 1 January 2004. In compliance with the Code, this 'Corporate governance' chapter will be put for discussion on the agenda of the Annual General Meeting of Shareholders (AGM) to be held on 19 May 2005 under a separate agenda item.

For easy reference, this corporate governance report follows, where practical, the sequence of the best practices as listed in the Code and sets out to what extent the Company applies the best practice provisions of the Code.

COMPLIANCE WITH THE CODE

At a joint meeting of the Supervisory Board and the Executive Board of the Company held on 13 November 2003, it was resolved that the Company should aim to be in compliance with the best practices of the Code and report accordingly at the Annual General Meeting of Shareholders. In 2004, the Company already extensively reported in its 2003 Annual Report on compliance with the Code's best practices.

Changes to the corporate governance structure

The Company will submit for discussion and approval by the General Meeting of Shareholders under a separate agenda item each substantial change in the corporate governance structure of the Company and in the compliance by the Company with the Code.

EXECUTIVE BOARD

The Executive Board currently consists of four members: Mr W. Dekker, CEO, Mr C. van Rijn, CFO, Mr H. den Bieman, COO Aquaculture and Mr J. Steinemann, COO Agriculture.

The Executive Board is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, with the latter indicating whether or not the proposal is binding. This binding character can be waived by a qualified majority of the votes at the General Meeting of Shareholders. At the AGM of 2002, the Supervisory Board agreed not to use the option of making a binding proposal for appointments unless in exceptional circumstances, such as a threatened takeover.

During the year under review, no change occurred in the composition of the Executive Board.

Approval of operational and financial objectives and strategy

As is standard practice within the Company, the Executive Board presented to the Supervisory Board (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve these objectives and (c) the parameters to be used for measuring performance.

The operational and financial objectives of Nutreco are laid down in the budget. The Executive Board sets the framework and key objectives of the budget. Budgets of Nutreco's operating companies are constructed bottom-up, challenged by the Executive Board and adjusted top-down where necessary to meet Nutreco's objectives. The budget is subsequently submitted for approval to the Supervisory Board, who approved it at its January 2004 meeting.

Nutreco's financial objectives are aimed at improving the Company's relative position, measured in Total Shareholders' Return, in a pre-determined peer group. The variable remuneration of the Executive Board, of the members of the Management Committee and of the senior management is tied to the Company's performance and is explained in detail (including the parameters for measuring performance) under the 'Executive Board remuneration policy' paragraph (page 53).

During the course of the year, considerable attention was given to the strategy with the help of an external consultant. The conclusions of this strategy review, which was initiated in 2003, resulted in the announcement on 3 November 2004 of Nutreco's **'Rebalancing for Growth'** strategy. The disposal of the Hendrix Meat Group pork-processing business to a Sovion subsidiary, which was completed on 23 December 2004, and the merger of the fish-farming, processing and marketing activities into a joint venture company in which Nutreco will own 75% with the remainder of the shares held by Stolt-Nielsen, signed on 3 December 2004, were key implementation steps of the new strategy. Further details on the strategic reorientation are given on pages 10-12.

Internal risk management and control systems

Nutreco maintains operational and financial risk management systems and procedures and has monitoring and reporting systems and procedures. It has a Code of Ethical Conduct, which has been published in the Company's Social and Environmental Report since 2001. Since 2004, the Code of Ethical Conduct has also been published on the Nutreco website (www.nutreco.com) and updated with a 'Whistleblowing policy' paragraph. Compliance with the Code is monitored by the Compliance Officer of the Company.

The statement of the Executive Board as well as more details on the risk management and internal monitoring and reporting systems and procedures are given under the 'Risk management & internal control' paragraph of this report (page 14).

Sensitivity of the results to external factors and variables

Reference is made to the 'Risk management & internal control' paragraph of this report (page 14).

Mandates with third parties

None of the members of the Executive Board is a member or Chairman of the Supervisory Board of another listed company. Acceptance of no more than two mandates as a Supervisory Board member or of a mandate as Chairman of the Supervisory Board of a listed company requires the prior approval of the Supervisory Board. Other appointments of material importance need to be notified to the Supervisory Board. Mr W. Dekker is a member of the Advisory Board of Rabobank and a member of the Advisory Board of Uitgevende Instellingen Euronext Amsterdam. Mr C. van Rijn is Chairman of the Supervisory Board of Langenberg-Fassin B.V. ('s Heerenberg, the Netherlands) and a member of the Advisory Board of Farm Frites Beheer B.V. (Oudenhoorn, the Netherlands). Mr H. den Bieman holds no mandates outside the Company and Mr J. Steinemann is a member of the Supervisory Board of Dörken AG (Germany) and a member of the Board of the Dutch-German Chamber of Commerce.

Conflicts of interest

All members of the Executive Board are currently employed by Nutreco Nederland B.V., a subsidiary of Nutreco Holding N.V. As part of the terms of their employment contract, they have undertaken not to compete with Nutreco activities. Nutreco's Code of Business Ethics prevents employees and directors to accept gifts of commercial value for themselves or their relatives, to provide advantages to third parties to the detriment of the Company or to take advantage of business opportunities to which Nutreco is entitled. During the year under review, no conflicts of interest were reported between members of the Executive Board and Nutreco or its subsidiaries.

No loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Executive Board.

SUPERVISORY BOARD

The Supervisory Board currently consists of five members, who are appointed by the General Meeting of Shareholders for a period of four years and can be reappointed for a maximum of two further periods of four years. Selection of the members of the Supervisory Board was based on the profile set out in the Supervisory Board rules. Mr R. Zwartendijk is Chairman and Mr L. Ligthart is Vice-Chairman. Members of the Supervisory Board are Mr Y. Barbieux, Mr J.M. de Jong and Mr S. Rennemo. The mandates of Mr L. Ligthart and Mr S. Rennemo end on the date of the AGM. Mr L. Ligthart has expressed his willingness to stand for reappointment for a third (and last) four-year period. Mr S. Rennemo acceded to the request of the shareholders of the Marine Harvest joint venture to become its Chairman of the Supervisory Board and will therefore not stand for reappointment. Depending on the time of the closing of the Marine Harvest joint venture transaction, Mr S. Rennemo will step down as a member of the Nutreco Supervisory Board and of the Audit Committee prior to the date of the AGM.

The duties of the Supervisory Board are to supervise the policies of the Executive Board, the effectiveness and integrity of the internal control and risk management systems and procedures put in place by the Executive Board, and the general conduct of affairs within Nutreco and its businesses, and to assist the Executive Board with advice in accordance with the best practices of the Dutch Corporate Governance Code.

In addition, certain (material) decisions of the Executive Board, as specified in the Articles of Association and in the Supervisory Board rules, are also subject to the prior agreement of the Supervisory Board.

Rules

Since 1997, the Supervisory Board uses written rules as a basis for its own functioning and for its relationship with the Executive Board. These rules date from 1997 and were updated by the Supervisory Board at its meeting of 18 February 2004. The rules are posted on Nutreco's website (www.nutreco.com).

Information concerning the Supervisory Board

Mr R. Zwartendijk
Dutch (1939)
Chairman

Appointed: 29 January 1999, reappointed at the AGM of 8 May 2003 for a period of four years expiring at the AGM of 2007
Chairman of the Supervisory Boards of Blokker Holding B.V. and Koninklijke Numico N.V., member of the Supervisory Boards of Bührmann N.V., Randstad Holding N.V. and Innoconcepts N.V., member of the Executive Board of Telepanel Systems Inc. and member of the Advisory Board of Esade University

Mr L.J.A.M. Ligthart
Dutch (1938)
Vice-Chairman

Appointed: 1 July 1997, reappointed at the AGM of 10 May 2001 for a period of four years expiring at the AGM of 2005
Chairman of the Supervisory Boards of Hoek Loos B.V. and Nutreco Nederland B.V., member of the Supervisory Boards of IHC Caland N.V., Royal P&O Nedlloyd N.V. and Budelpack, Chairman of Stichting Administratiekantoor Frans Maas and member of the Board of Stichting Preferente Aandelen Bührmann and of the Mijnraad

Mr Y. Barbieux
French (1938)
Member of the Supervisory Board

Appointed: 13 May 1998, reappointed at the AGM of 23 May 2002 for a period of four years expiring at the AGM of 2006
CEO of Chocolats Favarger S.A. (Switzerland), Chairman of the Boards of CPGmarket.com S.A. and Elsa Consultants S.A., member of the Boards of Micro Consulting, Poweo S.A. (France) and Voluntis S.A. (France) and Chairman of the Executive Board of Ecole Centrale de Paris

Mr J.M. de Jong
Dutch (1945)
Member of the Supervisory Board

Appointed: 28 August 2003 for a period of four years expiring at the AGM of 2007
Chairman of the Supervisory Board of Heineken N.V., member of the Boards of Cement Roadstone Holdings plc (Ireland), Kredietbank S.A. Luxembourgeoise and

Banco Antonveneta SpA and member of the Supervisory Boards of Dura Vermeer Groep N.V., Volkswagen Financial Services N.V. and Volkswagen International Finance N.V., DaimlerChrysler International Finance B.V., Aon Groep Nederland B.V., Cementbouw Handel & Industrie Holdings B.V. (Chairman), N.V. Verzekering-Maatschappij 'Neerlandia van 1880' and Onderlinge Levensverz-Mij. ''s-Gravenhage' U.A.

Mr S. Rennemo
Norwegian (1947)
Member of the Supervisory Board

Appointed: 16 November 2001 for a period of four years expiring at the AGM of 2005
CEO of PGS ASA, Non-Executive Director of Dynea Group and member of the Representative Assembly (Bedriftsforsamling) of Orkla ASA

Independence and conflicts of interest

All Supervisory Board members are independent from the Company within the meaning of the best practice provision III.2.2 of the Code. None of the members is a member of the Executive Board of a Dutch listed company. There are no interlocking directorships. None are or were in the past employed by Nutreco and/or represent directly or indirectly a shareholder of Nutreco or a supplier or customer of the Company. None of the Supervisory Directors provides any services outside his Board memberships or has any direct or indirect ties with Nutreco outside his Supervisory Board membership. Mr L. Ligthart chairs the Supervisory Board of Nutreco Nederland B.V. He was a member of the Board of Stichting Continuïteit Nutreco, a foundation which is independent from Nutreco, but stepped down during the course of the year under review. The Supervisory Board rules contain provisions with regard to potential conflicts of interest. In the year under review, no transactions with a potential conflict of interest took place.

The Code states as a best practice that all transactions between the Company and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed under the conditions customary in this branch of industry. The Company has dealings with ING, which declared a 10% interest on 9 June 1999. This financial institution is a member of the Bank Syndicate which granted a syndicated bank loan in 2001. As a consequence of this syndicated bank loan, financial transactions took place throughout the year with several banks, including the aforementioned bank, which is a shareholder in the issued share capital. Such transactions were carried out subject to the conditions customary for such transactions in this branch of industry.

Fixed remuneration – shares in Nutreco

As provided in the Articles of Association, none of the Supervisory Board members receives a remuneration that is dependent on the financial performance of Nutreco. The Supervisory Board rules require members' individual shareholdings in the Company to serve for the sole purpose of long-term investment only. With the exception of Mr Y. Barbieux, who held 433 shares in the Company as at 31 December 2004, none of the Supervisory Board members is holding any share or option rights to acquire shares in Nutreco.

Shares or other securities in Dutch listed companies other than Nutreco

The Supervisory Board has drawn up regulations concerning ownership of and transactions in securities held by members of the Supervisory Board in Dutch listed companies other than Nutreco according to which such transactions need to be notified to the Company Secretary, also Compliance Officer, on a quarterly basis. Notifications to that effect were received by the Company Secretary. None of the notifications concerned trading in Nutreco shares.

No loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Supervisory Board.

Profile

A profile setting out the desired expertise and background of the Supervisory Board members is part of the Supervisory Board rules and was used in the process of selecting Supervisory Board members. Several of the Supervisory Board members can be regarded as a financial expert within the meaning of best practice III 3.2. Mr L. Ligthart was CFO and a member of the Executive Board of DSM N.V. (the Netherlands), Mr S. Rennemo was CFO of Statoil (Norway) and Mr J.M. de Jong was a member of the Executive Board of ABN Amro Bank N.V. (the Netherlands).

Company Secretary

The Supervisory Board receives support from Mr B. Verwilghen, Company Secretary, also Compliance Officer and Director of Legal Affairs and Insurance.

Audit Committee

The Supervisory Board resolved during the course of 2002 to appoint two of its members, Mr L. Ligthart and Mr S. Rennemo, to act as the Supervisory Board's Audit Committee. Mr L. Ligthart chairs the Audit Committee. Both members have a financial background, were CFO of listed companies and have experience as members of the Executive Boards of listed companies. The Supervisory Board is confident that, with the choice of these two candidates, the expertise required in the area of financial and operational control is ensured. Upon completion of the Marine Harvest transaction, Mr S. Rennemo will step down as a member of the Audit Committee and the Supervisory Board will subsequently proceed with the appointment of a successor.

The duties of the Audit Committee are to ascertain that Nutreco maintains adequate procedures and control systems to manage the financial and operational risks to which the Company is exposed and to oversee the integrity of the Company's financial reporting.

During the year under review, the Audit Committee met three times. The Company's external auditor, KPMG Accountants N.V., attended all of the meetings. The CEO and CFO attended the meetings with the exception of the private meeting of the Audit Committee with the external auditors. The following topics were reviewed: the financial statements for the year 2003 and the external auditor's report, the management letter, a review of the valuation of assets which resulted in the conclusion that no impairment was required, internal audit, external audit and fees (relating to both auditing and consultancy services) paid to KPMG Accountants N.V., information security and IT audits, the follow-up of recommendations made by the internal and external auditors, financial controls and currency exposure, risk management, fraud prevention, corporate policies and procedures, accounts receivable and the review of related provisions and pension liabilities. One of the important topics for review at the meetings of the Audit Committee were the effects of the introduction in 2005 of the new IFRS accounting standards.

Risk management

Please refer to the 'Risk management & internal control' paragraph on pages 14-19 of this report.

Remuneration Committee

At the meeting of the Supervisory Board held on 29 January 2004, it was decided to install a dedicated Remuneration Committee consisting of Mr J.M. de Jong (Chairman), Mr R. Zwartendijk and Mr Y. Barbieux (members). With this change, Nutreco is in compliance with the best practice of the Code concerning membership and chairmanship of the Remuneration Committee.

At the same meeting, it was decided that the Selection and Appointment Committee will continue to be chaired by Mr R. Zwartendijk, with as members Mr Y. Barbieux and Mr J.M. de Jong.

The Remuneration Committee meets at least once a year with the CEO and the Director of Human Resources. The Committee receives support from the Secretary. The Remuneration Committee seeks advice from specialised consultants when deemed useful. The Remuneration Committee makes recommendations to the Supervisory Board. The Supervisory Board has discretionary powers within the limits set by the remuneration policy (see below) as approved by the General Meeting of Shareholders to decide on the award of performance shares and performance options to members of the Executive Board and the Management Committee, and of performance options only to a range of managers and executives, on the granting of a long-term award to certain staff not qualifying for performance shares or performance options and on the execution of the employee share participation scheme.

During the year under review, the Remuneration Committee met three times. One meeting was devoted to the Company's remuneration policy, which was submitted to the Annual General Meeting of Shareholders of 13 May 2004. Subjects treated at the other meetings were the remuneration of the Supervisory Board, the evaluation of the Executive Board's performance over the year 2003, the Executive Board's salary and bonus, the Executive Board's performance targets for the year 2004, guidelines for the salary increases of senior management, the award, subject to the approval of the remuneration policy by the Annual General Meeting of Shareholders, of performance shares, performance options and the long-term cash award, and the granting of shares at a discount in accordance with the employee share participation scheme. At one of the meetings, a proposal by the Executive Board was approved to change the Executive Board retirement benefits from a defined benefit pension scheme to a defined contribution scheme.

In 2004, the total remuneration of the members of the Supervisory Board amounted to EUR 179,979 (2003: EUR 177,478). For the individual remuneration, please refer to page 80 of the financial statements. Members of the Audit Committee were paid EUR 2,500 per meeting, totalling EUR 7,500 to Mr L. Ligthart and EUR 7,500 to Mr S. Rennemo. As Chairman of the Supervisory Board of Nutreco Nederland B.V., Mr L. Ligthart was paid EUR 10,000 in 2004. Members of the Remuneration Committee were paid EUR 2,500. No separate remuneration was paid during the year under review to the members of the Selection and Appointment Committee. At the meeting of the Supervisory Board of 16 February 2005, it was resolved upon the proposal of the Remuneration Committee to set the remuneration for committee work as follows: EUR 10,000 to the Chairman of the Audit Committee and EUR 7,500 to the member(s) of the Audit Committee and EUR 7,500 to the Chairman of the Remuneration Committee and EUR 5,000 to the members of the Remuneration Committee. Remuneration to the Chairman and the members of the Remuneration Committee includes remuneration for work performed as a member of the Selection and Appointment Committee. These amounts are gross amounts per year. Remuneration of the Supervisory Board will be reviewed once a year as is the case with the remuneration of the Executive Board.

Executive Board remuneration policy

In compliance with the Code's best practices, the Company's remuneration policy applying as from 2004 onwards was described in the 2003 Annual Report and presented in further detail to the Annual General Meeting of Shareholders of 13 May 2004, which adopted the proposed policy.

The objectives of the remuneration policy are to attract, motivate and retain good management, and to achieve a market-compliant remuneration policy based on a median level and a variable remuneration linked to certain measurable objectives, directly related to the desired performances of the Company. The remuneration level and the different components of the remuneration are reviewed by the Remuneration Committee on at least a yearly basis. A labour market reference group ('peer group') was constituted for the Executive Board remuneration

Remuneration of the Executive Board from the year 2004 onwards consists of the following components:

- a base salary which is fixed and will be reviewed once a year;
- a bonus ranging from 0% to 60% (for members of the Executive Board) and to 75% (for the CEO), depending on the achievement in the opinion of the Supervisory Board, upon the advice of the Remuneration Committee, of performance targets set out in performance contracts. These targets cover a range of financial, strategic and operational criteria;
- advantages in kind such as health insurance, a company car and an amount for compensation of expenses;
- pension contributions;
- performance shares;
- performance options.

A labour market reference group ('peer group') was constituted for the Executive Board remuneration. The peer group consists of the following mix of Euronext Amsterdam AEX- and AMX-listed companies:

- Buhrmann
- CSM
- Hagemeijer
- KLM
- Numico
- Randstad
- Stork
- Vedior
- Vendex KBB
- Volker Wessel Stevin
- Wessanen
- Wolters Kluwer

During the year under review, Vendex KBB, KLM and Volker Wessel Stevin were de-listed and Océ and IHC Caland will be proposed as a replacement to the Annual General Meeting of Shareholders of 19 May 2005.

Base salary

Base salary was not increased during the year 2004, nor was it adjusted for inflation or cost of living. At the meeting of the Remuneration Committee of 11 November 2004, it was decided to allow an increase of the base salary in accordance with the applicable Dutch Collective Bargaining Agreement (CAO) of 1.25% effective 1 May 2005.

Pensions

In February 2005, the pension plan for Executive Board members was changed from a final pay-based defined benefit plan into a defined contribution plan based on career average wages.

Bonus

Upon recommendation of the Remuneration Committee, the Supervisory Board set a number of challenging financial, strategic and operational performance targets for the Executive Board. Financial performance targets have a weighting of 75%, strategic and operational targets have a weighting of 12.5% each of the bonus. Because of the sensitive nature of the specific performance targets, the Supervisory Board has adopted the policy not to disclose details of the performance targets.

At the meeting of 16 February 2005, the Remuneration Committee proposed to the Supervisory Board, who agreed, to rate the Executive Board's performance against the 2004 objectives at 75%, resulting in a bonus payment of 45% of base salary to the CEO and 30% of base salary to the members of the Executive Board.

Advantages in kind

These are health insurance and a company car. The compensation for expenses amounts to EUR 3,471 per year for each of the members of the Executive Board.

Performance shares

These are shares granted by the Supervisory Board without financial consideration and are part of the long-term incentive plan designed for members of the Executive Board and members of the Management Committee, totalling eleven persons upon granting in 2004. The following number of performance shares was granted:

- CEO: 30,000
- Members of the Executive Board: 20,000
- Members of the Management Committee: 7,000

These shares have been recognised in the 2004 profit and loss account as a remuneration expense. Upon granting, targets are set by the Supervisory Board upon the advice of the Remuneration Committee.

The actual number of performance shares received by the Executive Board and the Management Committee ('vesting') depends on the Total Shareholders' Return (TSR) performance over a three-year period compared to the TSR performance of a selected peer group. TSR measures the returns received by a shareholder and captures both the change in the Nutreco share price and the value of dividend income, based on the assumption that dividends are reinvested in Nutreco shares at the date the shares go ex-dividend. The remuneration policy as adopted at the Annual General Meeting of Shareholders of 13 May 2004 states that Nutreco's TSR will be compared to the following peer group of listed companies:

- Campofrio Alimentacion S.A. (Spain)
- Conagra Foods Inc. (USA)
- CSM N.V. (the Netherlands)
- Evialis S.A. (France)
- Fugro N.V. (the Netherlands)
- Heijmans N.V. (the Netherlands)
- Koninklijke Boskalis Westminster N.V. (the Netherlands)
- Koninklijke Vopak N.V. (the Netherlands)
- Koninklijke Wessanen N.V. (the Netherlands)
- L.D.C. S.A. (France)
- Océ N.V. (the Netherlands)
- Stork N.V. (the Netherlands)

Vesting of the performance shares shall occur after three years as set out below:

NUTRECO PEER GROUP

Ranking	Maximum vested performance shares as % of granted performance shares
1	150%
2	138%
3	125%
4	113%
5	100%
6	100%
7	100%
8	70%
9	40%
10	10%
11	0%
12	0%
13	0%

The Company's position in the peer group will be verified upon vesting by Nutreco's external auditor.

Nutreco's position in the peer group upon granting performance shares on 18 February 2004 was number 13 out of 13 companies. Performance shares shall be held for a minimum period of five years from the vesting date or till the end of employment of the member of the Executive Board or the Management Committee concerned, whichever is the shortest.

During the year under review, Vendex KBB was de-listed and replaced by Stork N.V.

On 16 February 2005, the Supervisory Board granted, upon recommendation of the Remuneration Committee, 30,000 performance shares to the CEO, Mr W. Dekker, and 20,000 performance shares to the members of the Executive Board. Each of the members of the Management Committee was granted 7,000 performance shares with the same vesting criteria as the performance shares granted to the Executive Board.

Performance options

In view of the introduction of performance shares, the number of share options awarded to members of the Executive Board and the Management Committee was reduced in 2004 compared to previous years. At the meeting of the Supervisory Board held on 18 February 2004, the CEO, Mr W. Dekker, was awarded 11,250 performance options and the members of the Executive Board were awarded 7,500 performance options each. The members of the Management Committee were awarded 3,000 performance options each. For these performance options, the same vesting criteria apply as for the performance shares. These performance options may not be exercised prior to the vesting date, which is 1 May, three years after granting.

In 2004, the Supervisory Board decided to limit the number of beneficiaries to 53. On 16 February 2005, the Supervisory Board, upon recommendation of the Remuneration Committee, granted 180,750 performance options to a total of 48 beneficiaries.

Long-term award plan

A long-term award plan was designed for the group of managers and staff who from 2004 onwards no longer qualify for performance options and/or performance shares. Based on the Hay Job classification, beneficiaries of the long-term award plan receive an award, the amount of which is determined by the Supervisory Board each year. The award is payable after three years, subject to the condition that Nutreco meets the same performance criteria as those applying to the performance shares and the performance options, with 50% of the amount being not performance-based. The purpose of the award is to serve as a long-term incentive.

Shares owned by the Supervisory Board and by the Executive Board

Members of the Executive Board are shareholders of the Company. As at 31 December 2004, they jointly held 23,598 ordinary shares (2003: 23,081), 10,833 of which were held by Mr W. Dekker, 1,354 by Mr C. van Rijn and 11,411 by Mr H. den Bieman. One Supervisory Board member, Mr Y. Barbieux, held 433 shares. It is Company policy that members of the Executive Board entrust the discretionary management of their Nutreco shares and options to a third party. This discretionary management is currently performed by MeesPierson.

For the movement in stock options held by the Executive Board and other managerial staff, please refer to page 90 of the financial statements.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy ordinary Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional ordinary shares. Bonus conditions may change from one year to another. The purchase price per ordinary share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with the Rabobank during a period of three years. During this period, these shares cannot be sold or transferred.

On 18 February 2004, the Supervisory Board decided that the 2003 financial results of the Company allowed the execution of the employee share participation scheme. Employees bought 37,558 (incl. bonus) shares during 2004 (2003: 65,337).

On 16 February 2005, the Supervisory Board decided that the 2004 results of the Company allow the execution of the employee share participation scheme.

Shareholders and the General Meeting of Shareholders

Share capital – movements

The authorised share capital amounts to EUR 41,520,000 and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E'. The cumulative preference shares 'D' and 'E' have not been issued.

The issued share capital consists of ordinary shares, which are listed on the Euronext Amsterdam Stock Exchange, and the cumulative preference shares 'A', which are not listed. As at the end of the year, a total of 34,482,632 ordinary shares had been issued, of which 401,714 were held in treasury at 31 December 2004. Based upon the authorisation to issue shares granted by the General Meeting of Shareholders on 13 May 2004, 393,459 ordinary shares were issued as payment of the final dividend on 4 June 2004. On 25 August 2004, 113,351 ordinary shares were issued in connection with the interim (stock) dividend.

During the year under review, no own shares were purchased.

Cumulative preference shares 'A' – MaesInvest B.V.

A total of 6,241,500 cumulative preference shares 'A' have been issued. These shares already existed prior to the IPO of 1997. During the year under review, no new cumulative preference shares 'A' were issued. In accordance with Article 27.1(b) of the Articles of Association, the dividend which in 1996 was fixed at 6.9% for the statutory period of seven years had to be reset on 31 December 2003. The new dividend applying from 1 January 2004 onwards amounts to 6.66% for the next seven years expiring on 31 December 2010.

Nominees of Fortis Utrecht N.V. hold 40% or 2,496,600 of the cumulative preference shares 'A'. MaesInvest B.V. holds 3,744,900 cumulative preference shares 'A'. This represents 9.3% of the total issued capital of Nutreco Holding N.V. or 60% of the cumulative preference shares 'A'. Shares in MaesInvest B.V. are held by Rabo Securities N.V., ABN Amro Bank N.V. and Ducatus N.V., which each have an interest of one third of the issued share capital of MaesInvest B.V.

Under IFRS, the cumulative preference shares 'A' with their current terms and conditions do not qualify any more as equity and will be reported as financial liability. The Company is investigating the possibilities to renegotiate the terms and conditions of the cumulative preference shares 'A' to enable reclassification thereof as equity. This would require a change in the Articles of Association of the Company, which should be completed in the second half of the year.

General Meetings held in 2004

During the year 2004, two General Meetings of Shareholders were held: the Annual General Meeting of Shareholders on 13 May 2004 and an Extraordinary General Meeting of Shareholders on 21 December 2004. The agenda, the explanatory notes to the 2003 Annual Report and the 2003 Social and Environmental Report were sent free of charge, in advance, to shareholders requesting same and were also lodged for perusal at the offices of Nutreco Holding N.V. and Rabo Securities (Amsterdam), and placed on the Nutreco website. The Dutch version of the minutes of the meetings was placed as a draft on the website within the requisite time of three months. No comments on the draft were received and the minutes were adopted. The translation of the minutes into English was published shortly afterwards. The Agenda for the Extraordinary General Meeting of Shareholders and the explanatory memorandum were made available in the same way. The minutes of the meeting were placed on the Company's website within the requisite time of three months.

At the Extraordinary General Meeting of Shareholders, a proposal to merge the Company's fish-farming, processing and marketing & sales business into a joint venture with Stolt-Nielsen's Stolt Sea Farm business received unanimous approval from shareholders. The proposed transaction is currently awaiting regulatory approval and is expected to close in the first half of 2005.

All shares, both ordinary and cumulative preference shares 'A', carry equal rights where it concerns voting at the General Meeting of Shareholders. Votes may be cast directly or through a proxy. The Articles of Association do not provide in the possibility to issue depository shares. During the General Meeting of Shareholders on 13 May 2004, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 12,821,264 ordinary shares, or 38.3% of the issued ordinary shares, were represented. Of the latter, 21,798 shares were represented by shareholders attending the meeting and 12,799,466 were represented by proxies. During the Extraordinary General Meeting of Shareholders on 21 December 2004, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 13,142,525 ordinary shares, or 38.6% of the issued ordinary shares, were represented. Of the latter, 7,761 shares were represented by shareholders attending the meeting and 13,134,764 were represented by proxies. The aforementioned figures show that General Meetings have a high degree of attendance or representation and that proxies are effectively used by shareholders.

Shareholders holding or representing 1% or more of the issued share capital are entitled to propose items on the agenda of the General Meeting of Shareholders in accordance with the Articles of Association. This right was not exercised in 2004.

Discharge to the Supervisory Board and to the Executive Board was dealt with as a separate item on the agenda and was approved by the General Meeting of Shareholders. In accordance with the Articles of Association, a registration date for the exercise of voting rights was determined for each of the General Meetings of Shareholders held in the year under review.

Profit appropriation

The dividend policy of the Company was dealt with and explained as a separate item on the agenda at the General Meeting of Shareholders. At the Annual General Meeting of Shareholders to be held on 19 May 2005, the dividend over the year 2004 will be proposed within the parameters set by the existing dividend policy.

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010, unless as part of the intended renegotiation of the terms and conditions of the cumulative preference shares 'A' later in the year 2005, this percentage would also be renegotiated.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a writedown has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board, subject to the approval of the Supervisory Board, shall decide.

The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on ordinary shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on ordinary shares, in whole or in part, shall be made in the form of ordinary shares in the capital of the Company rather than cash, or that the holders of ordinary shares, wholly or partly, shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Dividend proposal 2004

At the introduction of ordinary shares on Euronext (formerly the AEX Stock Exchange), the Company stated its dividend policy. This policy was explained at the Annual General Meeting of Shareholders of 13 May 2004 in compliance with the Code's best practices. The intention is to distribute an annual dividend of 30-35% of the net income available to holders of ordinary shares. This will be in the form of an interim and final dividend, which, subject to the provisions of the Articles of Association, may be distributed in cash or in the form of ordinary shares at the shareholder's option.

The General Meeting of Shareholders will be recommended to declare a dividend of EUR 0.53 per ordinary share. This comes down to a payout of 35% of the net result, excluding the book gain on the divestment of Hendrix Meat Group of EUR 20.5 million, available to ordinary shareholders over the period from 1 January 2004 to 31 December 2004. In August 2004, the Company already distributed an interim dividend of EUR 0.14 per share. Following adoption of the proposal, the final dividend of EUR 0.39 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on 19 May 2005, on the basis of that day's closing price.

SPECIAL RIGHTS PROVIDED FOR BY THE ARTICLES OF ASSOCIATION

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers has been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A', to authorise the Executive Board to acquire shares in the Company's own capital and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the Company. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of: Mr J. Veltman (Chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 13 May 2004, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes.

Advisory Board for Sustainable Development

During the year under review, Nutreco continued its policy of conducting an intensive dialogue with a broad range of stakeholders, including investors, employees, government representatives, customers, interest groups and consumer representatives. These meetings mainly served to stay acquainted with the opinions on Nutreco held by these groups so as to find out how the Company might be able to improve its public role. A detailed report on this has been included in the Social and Environmental Report. In the year 2002, Nutreco set up an Advisory Board consisting of leading scientists from the Netherlands and the United Kingdom, with great expertise in the areas of food, agriculture, aquaculture and the environment. The Nutreco Advisory Board for Sustainable Development consists of Prof Dr Ir A. Dijkhuizen (Wageningen Agricultural University and Research Centre, Chairman), Prof Dr J. Hautvast (Wageningen Centre for Food Science), Prof Dr H. Hummels (Nyenrode University and ING) and Prof Dr D. Broom (Cambridge University).

Appointment of the external auditor

Already prior to the introduction of the Code, the Company adopted the policy to submit regularly to the General Meeting of Shareholders the appointment of its external auditor. At the General Meeting of Shareholders held on 13 May 2004, KPMG Accountants N.V. were appointed as the Company's external auditor for a period of one year, expiring at the General Meeting of Shareholders of 2005. It is the intention to submit the appointment of KPMG Accountants N.V. as Nutreco's external auditor to the General Meeting of Shareholders to be held on 19 May 2005. KPMG Accountants N.V. intends to attend the General Meeting of Shareholders.

Report of the Remuneration Committee

At the Supervisory Board meeting on 29 January 2004, it was decided to install a dedicated Remuneration Committee, chaired by Mr J.M. de Jong and with members Mr R. Zwartendijk and Mr Y. Barbieux, thus fully complying with the Code's best practices. The Supervisory Board will continue to act as the Selection and Appointment Committee, chaired by Mr R. Zwartendijk. During the year under review, there were no meetings of the Selection and Appointment Committee.

During the year under review, the Remuneration Committee met three times. The first meeting was convened to review the Company's remuneration policy and compliance thereof with the Code's best practices. At the second meeting, the performance of the Executive Board against the targets set in 2003 was assessed and performance targets for the year 2004 were set. It was decided that the salaries of the Executive Board would not increase during the year and guidelines were set for the salary increases of senior management. The Committee decided on the award of performance shares and performance options, on the cash award for senior staff and on the granting of shares at a discount following the employee participation scheme, subject to approval at the Annual General Meeting of Shareholders. At that meeting, the Company's remuneration policy was approved by a majority of shareholders. Later in the year, the Committee met to decide on a change in the Executive Board's retirement benefits. These benefits were changed from a defined benefit scheme to a defined contribution scheme, thus reducing the Company's exposure to pension liabilities.

The 'Corporate governance' chapter on page 48 of this report and the notes to the financial statements contain further details with regard to the remuneration of the Supervisory Board and the Executive Board as well as the Company's remuneration policy.

The Committee's main task is to ensure that the Company's remuneration policy meets the requirement of being able to attract and retain top managers to steer the Company's complex operations, with as target to exceed the performance of peers in the industry, thus ensuring an attractive shareholders' return.

Amersfoort, 16 February 2005
The Remuneration Committee
J.M. de Jong (Chairman)
R. Zwartendijk
Y. Barbieux

Report of the Audit Committee

During the year under review, the Audit Committee met three times according to a fixed schedule. In addition, telephone conferences took place with the Company's CEO or CFO on a number of matters falling within the scope of the Audit Committee. The Company's external auditor, KPMG Accountants N.V., attended all of the three formal meetings. The CEO, CFO and the internal auditor attended the meetings with the exception of the private meeting of the Audit Committee with the external auditors. The following topics were reviewed: the financial statements for the year 2003 and the external auditor's report, the interim closing matters, internal audit and control, IT audits, external audit and fees (relating to both auditing and consultancy services) paid to KPMG Accountants N.V., the introduction of IFRS, risk management, fraud prevention, the review of the Audit Committee tasks as recommended by the Code and the follow-up of recommendations made by the Audit Committee, the internal auditor and external auditors.

At a meeting earlier during the year, the Audit Committee assessed its performance during the year under review. The Audit Committee was pleased that the awareness of the importance of internal audit and control matters and risk management in general had increased visibly throughout the organisation led by the Executive Board, at whose meetings the topic figured prominently on the agenda. We would like to refer to the extensive 'Risk management & internal control' paragraph on pages 14 to 19 of this report. The Audit Committee felt satisfied with the quantity of information and the amount of detail provided by the Executive Board, and the way recommendations made had been followed up.

Amersfoort, 16 February 2005
The Audit Committee
L. Ligthart (Chairman)
S. Rennemo

Report of the Super

STRATEGIC REORIENTATION

The year 2004 was a key year in Nutreco's history. The strategic review of Nutreco's portfolio was pursued by the Executive Board under the supervision of the Supervisory Board and led to the conclusion that the Company should refocus its portfolio. On 3 November 2004, this strategic move was announced to all stakeholders under the motto **'Rebalancing for Growth'**. As a consequence of this strategic move, the Company will focus on growth in its animal nutrition and fish feed businesses and will reduce its exposure in the value chains. In line with this strategy, the Company announced the disposal of its pork business HMG to a Sovion company (the Netherlands). This transaction was completed on 23 December. Also in line with this strategy, the Company announced on 13 September 2004 that it had reached an agreement in principle to establish a joint venture of all its fish-farming, processing and marketing & sales activities with Stolt Sea Farm, the fish-farming division of Stolt-Nielsen. The joint venture will be named Marine Harvest. Nutreco will own 75% and Stolt-Nielsen 25% of the shares in a company with a global leadership position in aquaculture. The contribution agreement was signed on 3 December 2004 and, because of the size and strategic importance of the transaction for Nutreco going forward, approval of shareholders was sought and received with unanimity at the Extraordinary General Meeting of Shareholders held on 21 December 2004. Completion of the joint venture is expected to be cleared in the course of the first half of 2005. The Company's positions in the poultry-processing businesses and various options including a possible alliance with a third party are under consideration, with a focus on the Company's position in the Benelux.

2004: TRANSFORMING THE COMPANY

The difficult trading circumstances, which the Company has been facing since 2002, continued in 2004 with salmon prices in Europe which, despite a positive trend in the first months of the year, moved downwards again and dropped even further in the fourth quarter. Poultry prices in the Benelux remained low partly due to the lagging effects of the bird flu outbreak in 2003 and some delay in realising the savings of the restructuring which took place in 2003, but mainly due to the pressure on margins caused by a strong competitive retail market environment. The Company's core animal nutrition and fish feed businesses performed well. The process of reducing costs and increasing synergies continued in 2004. Acquisitions made were minor and consisted only of the full acquisition of minority participations. Because of the disappointing results, the Company had to adjust its expectations and informed the markets accordingly in October 2004.

SUPERVISORY BOARD MEETINGS

During the period under review, the Supervisory Board met nine times with the Executive Board, eight of which were according to a fixed schedule. One meeting was inserted and was entirely devoted to the strategic reorientation and the major projects set out above. In addition, several telephone conferences were held on the joint venture project with Stolt-Nielsen and there were informal consultations with the Executive Board.

In accordance with the Supervisory Board rules, which are posted on the Company's website (www.nutreco.com), the agenda for the joint meetings contains a number of fixed items. These are an update by the Chief Executive Officer, an explanation by the Chief Financial Officer concerning the Company's financials since the last meeting and the forecast, as well as an operational report by the Chief Operating Officers. In addition to these standard topics, a number of specific topics were reviewed, including the Company's financial structure, pensions and cost reduction programmes. Finally, in a private meeting, the Supervisory Board reflected on its own performance.

The Supervisory Board's key role is to supervise the working of the Executive Board, to act as a sounding board and to draw on the experience of its members to counsel the Executive Board. The Supervisory Board was satisfied with the actions taken by management. The strategic reorientation was well prepared and, when needed, the Board could call on the assistance of the external advisers hired by the Company. The Supervisory Board therefore fully endorsed the strategic reorientation and the major projects undertaken by the Executive Board in implementation of the renewed strategy.

CORPORATE GOVERNANCE

A special 'Corporate governance' chapter appears on page 48 of this Annual Report.

SUPERVISORY BOARD COMMITTEES

Since 2002, a separate Audit Committee is in place. The Audit Committee consists of Mr L. Ligthart (Chairman) and Mr S. Rennemo. Reference is made to the separate report of the Audit Committee on page 61.

In compliance with the Code's best practices, it was decided at the meeting of 29 January 2004 to install a dedicated Remuneration Committee. Reference is made to the separate report of the Remuneration Committee on page 60.

The Audit Committee and the Remuneration Committee have as main role to provide a focussed analysis and preparation of the subjects within their respective areas of specialisation and to report and make recommendations to the Supervisory Board, thus enhancing the effectiveness of the Supervisory Board's supervision and advisory tasks.

COMPOSITION OF THE EXECUTIVE BOARD AND OF THE SUPERVISORY BOARD

The composition of the Supervisory Board and of the Executive Board did not change during the year under review. Upon completion of the establishment of the Marine Harvest joint venture, Mr S. Rennemo, member of the Supervisory Board and of the Audit Committee, will relinquish these positions to take up the chairmanship of the Supervisory Board of Marine Harvest N.V. A search for a successor has been initiated with the assistance of an external adviser.

At the General Meeting of Shareholders of 19 May 2005, the four-year term of Mr L. Ligthart will end. Mr L. Ligthart informed the Board he was willing to stand for reappointment for his third and last four-year mandate. In view of Mr L. Ligthart's valuable experience as Vice-Chairman of the Supervisory Board and Chairman of its Audit Committee, the Board has resolved to propose Mr L. Ligthart to be reappointed for a third, and last, four-year mandate.

FINANCIAL STATEMENTS AND DIVIDEND

The financial statements for the year 2004 have been audited by KPMG Accountants N.V., whose report appears on page 95 of this Annual Report. The Executive Board and the Supervisory Board have approved the financial statements and the Supervisory Board recommends that the financial statements and the dividend over the year 2004 be adopted in accordance with Article 26.1 of the Company's Articles of Association by the General Meeting of Shareholders and that the other resolutions proposed to the General Meeting of Shareholders be approved.

The Supervisory Board would like to thank the Executive Board and all employees for the considerable amount of work involved in managing and improving the business on the one hand, and preparing and implementing the strategic reorientation of the Company on the other hand. The Supervisory Board wishes to extend its special thanks to all staff employed by Hendrix Meat Group, the disposal of which was completed at the end of the year under review, and wishes all of them every success in the future.

Amersfoort, 16 February 2005
The Supervisory Board
R. Zwartendijk, Chairman
L. Ligthart, Vice-Chairman
Y. Barbieux
J.M. de Jong
S. Rennemo

FINANCIAL STATEMENTS

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE NUTRECO HOLDING N.V. (THE 'COMPANY' AND TOGETHER WITH ITS SUBSIDIARIES THE 'GROUP' OR 'NUTRECO') AND THE GROUP COMPANIES IN WHICH NUTRECO HOLDS A CONTROLLING INTEREST. THE ASSETS, LIABILITIES AND RESULTS OF THESE COMPANIES ARE FULLY CONSOLIDATED. MINORITY INTERESTS IN THE GROUP'S EQUITY AND INCOME ARE STATED SEPARATELY. INTERCOMPANY TRANSACTIONS AND BALANCES ARE ELIMINATED IN CONSOLIDATION. JOINT VENTURES, IN WHICH NUTRECO HOLDS 50% OF THE ISSUED CAPITAL, ARE PROPORTIONALLY CONSOLIDATED.

ACCOUNTING POLICIES USED FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidation

The consolidated financial statements include Nutreco Holding N.V. (the 'Company' and together with its subsidiaries the 'Group' or 'Nutreco') and the group companies in which Nutreco holds a controlling interest. The assets, liabilities and results of these companies are fully consolidated. Minority interests in the Group's equity and income are stated separately. Intercompany transactions and balances are eliminated in consolidation. Joint ventures, in which Nutreco holds 50% of the issued capital, are proportionally consolidated.

The results of companies acquired in the course of the year are incorporated into the consolidated profit and loss account as from the moment of control. Results of divested companies are included in the accounts up to the date of completion of the divestment. A list of affiliated companies, drawn up in conformity with Book 2 of the Dutch Civil Code, Articles 379 and 414 has been filed at the Chamber of Commerce in 's Hertogenbosch.

As the financial data of Nutreco Holding N.V. are included in the consolidated financial statements, the profit and loss account of Nutreco Holding N.V. is condensed in conformity with Book 2 of the Dutch Civil Code, Article 402.

Translation of foreign currencies

Commercial transactions expressed in foreign currencies are stated in the accounts of the local companies at the relevant monthly rates. Balance sheet items in foreign currencies are translated into euros at the exchange rates prevailing as at the balance sheet date. For hedged receivables and liabilities, the difference between the contracted forward rate and the balance sheet rate is accounted for as other assets/liabilities. Gains and losses arising from the translation or settlement of foreign currency-denominated hedged receivables and liabilities are recognised in income in the period in which they arise. In the profit and loss account, foreign currencies are translated into euros at average exchange rates.

In general, exchange rate differences are taken to the profit and loss account except for differences arising from translation of the net investment in foreign group companies. These are taken to other reserves. Exchange rate differences arising from foreign currency loans and other financial instruments, in so far as these hedge the currency exchange risks associated with foreign group companies, are also taken to other reserves.

The principal exchange rates against the euro (EUR) used in the balance sheet and profit and loss account are:

(EUR)	balance sheet		profit & loss account	
	2004	2003	2004	2003
Australian dollar per unit (AUD)	0.57	0.60	0.59	0.58
Canadian dollar per unit (CAD)	0.61	0.61	0.62	0.63
Chilean peso per 10,000 (CLP)	13.12	13.38	13.18	12.83
British pound sterling per unit (GBP)	1.42	1.41	1.47	1.44
Norwegian krone per 100 (NOK)	12.13	11.91	11.94	12.48
US dollar per unit (USD)	0.73	0.79	0.80	0.88

PRINCIPLES OF VALUATION OF ASSETS AND LIABILITIES

General

The principles of valuation of assets and liabilities and determination of income are based on historical cost. Unless stated otherwise, assets and liabilities are stated at nominal value.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts in the financial statements in order to conform with generally accepted accounting principles. Actual results could differ from those estimates.

Intangible fixed assets

Goodwill is determined as the difference between the amount paid at the time of acquisition and the Group's share in the fair value of that enterprise. Goodwill is capitalised and amortised over the expected economic life with a maximum of 20 years on a straight-line basis. Before 2000, paid goodwill was charged directly to equity.

Fish concessions are capitalised at purchase price and amortised on a straight-line basis over a period of 40 years. These concessions are (in)directly transferable to third parties. Software is capitalised and amortised on a straight-line basis over a maximum period of four years.

Fish concessions are subject to annual impairment testing. Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the realisable value is lower than the book value, the book value is adjusted accordingly.

Tangible fixed assets

Tangible fixed assets are valued at cost less depreciation. Depreciation is calculated according to the straight-line method based on the estimated useful life of the related asset. The following table presents the estimated useful lives:

Buildings	10-40 years
Machinery and installations	3-10 years
Other tangible fixed assets	3-10 years

Tangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the realisable value is lower than the book value, the book value is adjusted accordingly.

Financial fixed assets

Non-consolidated companies in which the Group exercises significant influence are stated at the amount of the Group's participation in shareholders' equity. The shareholders' equity of non-consolidated companies is revised to conform to the Nutreco accounting principles. Loans to non-consolidated companies are carried at nominal value less such provisions as are considered necessary. Other financial fixed assets are stated at nominal value, at cost or at lower market value. Financial fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the realisable value is lower than the book value, the book value is adjusted accordingly.

Inventories

Inventories are stated at the lower of cost or net realisable value. The cost of the finished product, being the total manufacturing costs, is determined by the first-in first-out (FIFO) method. Manufacturing costs include direct costs as well as the variable portion of the indirect manufacturing costs. The cost of livestock includes all variable costs relating to livestock. This mainly includes feed cost. Unrealised intercompany profits are eliminated in the valuation of stocks. Provisions are made for obsolescence.

Receivables

Receivables are stated at nominal value less an allowance for accounts deemed uncollectible.

Provisions

The provision for early retirement in the Netherlands is stated at the actuarial value. The retirement plan is changed to a defined contribution plan in the Netherlands. This means that a pension provision is no longer needed. For the Norwegian operations, the pension provision represents the value of all future pension obligations discounted with specific assumptions for future interest, growth in salary, expected duration of life and turnover in staff. For the other foreign operations, the pension provision covers the contractual obligations in respect of the pension funds, the active employees and the retired employees, and is based on the locally required minimum funding requirements.

The provisions for restructuring and other costs relate to commitments, actual or enforceable by law, and existing as at the balance sheet date, the extent of which is uncertain, but which can be assessed with a reasonable degree of assurance. These provisions are stated at their nominal value.

Taxation

Income taxes are accounted for using the asset and liability method. Income tax is recognised in the income statement. Current tax is the expected tax payable on the taxable income for the year, using statutory tax rates at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences between tax bases of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, including assets arising from loss carry-forwards, are recognised if it is more likely than not that the asset will be realised. Deferred tax assets and liabilities are not discounted. Changes in tax rates are reflected in the period that includes the enactment date.

Principles of determination of income and cash flow

The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following specific principles are used in the preparation of the profit and loss account:

- Revenues and expenses are allocated to the period to which they relate.

- Net sales is defined as the revenue from the sale and delivery of goods and services, net of rebates, discounts and similar allowances, and net of sales tax.

- Cost of sales comprises the manufacturing cost of the goods and services sold and delivered, and any inventory write-downs to lower net realisable value. Manufacturing cost includes such items as:
  - the cost of raw materials and supplies, inbound freight and other materials;
  - for livestock, the variable production costs.

- Other operating expenses include, inter alia, production, selling and research & development costs as well as other operating income generated during the reporting period. Research & development costs are charged to the profit and loss account as incurred.

- Costs of currency and interest rate swaps are included in the profit and loss account under financial income and charges.

- Share in results of non-consolidated companies consists of the Group's share in results of these companies and interest on loans granted to them, taking into account the related taxation.

- Minority interests represent the share of profits and losses attributable to other shareholders.

The consolidated cash flow statement is drawn up on the basis of the indirect method. Cash flows in foreign currencies are translated into euros at average exchange rates.

Consolidated balance sheet

ASSETS

(EUR x million)	note	31 December 2004	31 December 2003
Fixed assets			
Intangible fixed assets	(2)	180.1	199.3
Tangible fixed assets	(3)	473.6	514.6
Financial fixed assets	(4)	40.0	27.3
		693.7	**741.2**
Current assets			
Inventories	(5)	420.5	397.5
Receivables	(6)	508.2	532.7
Cash and cash equivalents	(7)	136.7	31.8
		1,065.4	**962.0**
		1,759.1	**1,703.2**

LIABILITIES

(EUR x million)	note	31 December 2004	31 December 2003
Shareholders' equity	(8)	604.1	536.3
Minority interest		14.6	14.0
Provisions	(9)	40.2	63.7
Long-term debt	(10)	433.7	395.6
Short-term liabilities	(11)	666.5	693.6
		1,759.1	**1,703.2**

Consolidated profit and loss account

(EUR x million)	note	2004	2003
Net sales		**3,857.6**	**3,674.3**
Cost of sales	(14)	2,775.4	2,593.4
Gross margin		**1,082.2**	**1,080.9**
Personnel costs	(16)	486.7	473.1[1]
Amortisation of goodwill		6.9	12.2
Amortisation of other intangible fixed assets		5.9	5.4
Impairment of intangible fixed assets		-	184.1
Depreciation of tangible fixed assets		89.7	98.7
Other operating expenses	(17)	378.5	385.9[1]
Operational expenses		**967.7**	**1,159.4**
Result from operations (EBIT)		**114.5**	**-78.5**
Financial income and charges	(18)	-27.7	-30.2
Result before tax		**86.8**	**-108.7**
Taxation	(22)	-10.6	-9.2
Share in results of non-consolidated companies		4.3	-1.3
Impairment of non-consolidated companies		-	-14.3
Result after tax		**80.5**	**-133.5**
Minority interest		-3.6	-3.6
Net result		**76.9**	**-137.1**
Net result		76.9	-137.1
Dividend on cumulative preference shares	(20)	-4.5	-4.7
Net result available to holders of ordinary shares		72.4	-141.8
Basic earnings per ordinary share (EUR)	(21)	2.13	-4.25
Diluted earnings per ordinary share (EUR)	(21)	2.11	-4.21
Net result		76.9	-137.1
Impairment		-	193.1
Net result before impairment		76.9	56.0
Dividend on cumulative preference shares		-4.5	-4.7
Net result before impairment available to holders of ordinary shares		72.4	51.3
Basic earnings per ordinary share before impairment (EUR)	(21)	2.13	1.54
Diluted earnings per ordinary share before impairment (EUR)	(21)	2.11	1.52

[1] Adjusted for comparison purposes

Consolidated cash flow statement

(EUR x million)	2004	2003
Result from operations (EBIT)	114.5	-78.5
Depreciation, amortisation and impairment	102.5	300.4
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**217.0**	**221.9**
Changes in provisions	-17.8	-8.3
Changes in working capital	1.2	-7.8
Cash flow from business operations	**200.4**	**205.8**
Net interest paid	-28.3	-31.1
Income taxes paid	-25.0	-30.3
Dividends received	0.3	0.1
Minority interest	-1.6	-0.9
Net cash from operating activities	**145.8**	**143.6**
Additions of tangible fixed assets	-96.7	-79.6
Disposals of tangible fixed assets	7.9	12.6
Additions of intangible fixed assets	-4.7	-0.8
Disposals of intangible fixed assets	0.0	1.4
Divestment/acquisition of group companies	42.9	-47.1
Additions of financial fixed assets	-8.0	-3.0
Repayments on financial fixed assets	3.0	2.5
Net cash used in investing activities	**-55.6**	**-114.0**
Issuance of share capital	1.2	0.8
Increase in/repayments of loans and short-term bank liabilities	24.8	-16.5
Dividends paid	-10.9	-12.3
Net cash for financing activities	**15.1**	**-28.0**
Translation differences on cash and cash equivalents	-0.4	-1.6
Net cash flow	**104.9**	**0.0**

Notes to the consolidated financial statements

(1) ACQUISITIONS AND DIVESTMENTS

Acquisitions

In 2004, Nutreco increased its participation in the following companies to 100%:

- Trouw Nutrition Hunan, China; March (purchase price EUR 0.7 million)
- Hendri-Illesch GmbH, Germany; April (purchase price EUR 0.2 million)
- Trouw Nutrition Sipesa, Mexico; September (purchase price EUR 0.8 million)

Divestments

On 23 December 2004 Nutreco sold its pork processing business Hendrix Meat Group (HMG) to a Sovion subsidiary. HMG, based in the Netherlands, is a producer of high-quality pork products with an annual turnover of EUR 484 million in 2004. The company has a staff of 973 people divided over six sites. The company specialises in the production of pre-packed fresh meat for supermarket chains in the Benelux, bacon for the UK market and special products for the Italian and other EU markets.

The selling price was EUR 73 million net of intercompany debt. The net proceeds after deduction of costs and other charges connected with the transaction are EUR 20.5 million. This book result has been recorded as other income under other operating expenses in the profit and loss account of 2004.

The results from operations of HMG until the moment of divestment have also been included in the profit and loss account for the year 2004. Main elements hereof are:

(EUR x million)	
Net sales	483.9
Gross margin	89.7
Operational expenses	85.1
Result from operations (EBIT)	4.6

The impact of the operational activities of HMG on the consolidated cash flow statement of Nutreco can be summarised as follows:

(EUR x million)	
Cash flow from business operations	4.0
Net cash from operating activities	2.8
Net cash used in investing activities	-6.0

Marine Harvest joint venture

On 3 December 2004, Nutreco Holding N.V. and Stolt-Nielsen S.A. have signed an agreement to merge Nutreco's worldwide fish-farming, processing and marketing & sales activities with the fish-farming operations of Stolt-Nielsen. This new company will be owned for 75% by Nutreco and for 25% by Stolt-Nielsen. However, the companies will have joint control over the joint venture, since significant (business) decisions can only be made when either approval has been obtained by both the Nutreco and Stolt-Nielsen Supervisory Board members or by Stolt-Nielsen and Nutreco representatives in the Annual General Meeting (of Shareholders).

The transaction is expected to be closed in the first half of 2005. Closing remains subject, amongst others, to the applicable regulatory and competition authorities' requirements. After closing, Nutreco will apply the equity accounting method to account for the results of Marine Harvest. The shareholding in Marine Harvest and shareholders' loans to Marine Harvest will be reported as financial fixed assets in the balance sheet of Nutreco. Nutreco's share of 75% in the results of Marine Harvest will be reported in 'share in results of non-consolidated companies'.

For the year 2004 operational results, cash flow and assets and liabilities are included in the consolidated accounts in consistency with the accounting treatment applied in previous years.

(2) INTANGIBLE FIXED ASSETS

(EUR x million)	**Goodwill**	**Concessions, licences, software & intellectual property rights**	**Total**
As at 1 January 2004			
Historical cost	296.5	143.1	**439.6**
Accumulated amortisation	-205.3	-35.0	**-240.3**
Book value	**91.2**	**108.1**	**199.3**
Changes in book value			
Investments	-	5.1	**5.1**
Divestments/investments of group companies	-13.0	-	**-13.0**
Amortisation	-6.9	-5.9	**-12.8**
Changes in exchange rates	-	1.5	**1.5**
Total changes in book value	**-19.9**	**0.7**	**-19.2**
As at 31 December 2004			
Historical cost	276.9	149.2	**426.1**
Accumulated amortisation	-205.6	-40.4	**-246.0**
Book value	**71.3**	**108.8**	**180.1**

Goodwill relates to several acquisitions made during the period 2000-2004. Concessions, licences and intellectual property rights mainly comprise fish-farming rights.

(3) TANGIBLE FIXED ASSETS

(EUR x million)	Land & buildings	Machinery & installations	Other tangible fixed assets	Prepayments & construction in progress	Total
As at 1 January 2004					
Historical cost	386.8	788.4	109.8	26.0	**1,311.0**
Accumulated depreciation	-177.7	-535.9	-82.8	-	**-796.4**
Book value	**209.1**	**252.5**	**27.0**	**26.0**	**514.6**
Changes in book value:					
Capital expenditures	11.7	43.9	8.0	22.3	**85.9**
Disposals	-5.4	-	-1.1	-0.8	**-7.3**
Divestment of group companies	-8.8	-15.2	-2.3	-	**-26.3**
Depreciation	-15.0	-59.2	-15.5	-	**-89.7**
Transfers	1.1	22.1	-0.5	-22.7	**-**
Changes in exchange rate	-1.2	-2.0	-0.7	0.3	**-3.6**
Total changes in book value	**-17.6**	**-10.4**	**-12.1**	**-0.9**	**-41.0**
As at 31 December 2004					
Historical cost	363.2	775.4	96.9	25.1	**1,260.6**
Accumulated depreciation	-171.7	-533.3	-82.0	-	**-787.0**
Book value	**191.5**	**242.1**	**14.9**	**25.1**	**473.6**

The main portion of capital expenditure in 2004 relates to investments in upgrading of Aquaculture processing facilities, extension of fish-farming sites and facilities and further installation of packaging equipment and technology in Agriculture. The current value of tangible fixed assets has not been assessed recently.

(4) FINANCIAL FIXED ASSETS

(EUR x million)	Non-consolidated companies	Long-term loans	Total
As at 1 January 2004	18.8	8.5	**27.3**
Share in results	4.3	-	**4.3**
Dividends received	-0.3	-	**-0.3**
Loans advanced	-	11.2	**11.2**
Disposals/loans repaid	-0.8	-2.0	**-2.8**
Changes in exchange rates	0.3	-	**0.3**
As at 31 December 2004	**22.3**	**17.7**	**40.0**

The business relationship of Nutreco with its non-consolidated companies mainly consists of the purchase and sale of feed and animal material. Transactions between parties are subject to conditions that usually govern comparable purchases and sales with third parties.

The main part of long-term loans consists of a subordinated loan of EUR 12.1 million which was provided and extended by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004.

The interest rate is 5.0%; repayment of the loan depends on fulfilling specific conditions by the Dutch Nutreco Pension Fund.

(5) INVENTORIES

(EUR x million)	**31 December 2004**	31 December 2003
Raw materials and supplies	115.8	109.1
Finished products	53.2	46.4
Livestock	251.5	242.0
	420.5	**397.5**

(6) RECEIVABLES

(EUR x million)	**31 December 2004**	31 December 2003
Trade receivables	402.6	435.2
Deferred tax assets	36.5	27.2
Other receivables	46.6	60.5
Prepayments and deferred expenses	22.5	9.8
	508.2	**532.7**

Trade and other receivables as presented under current assets mature within one year. Deferred tax assets mature within five years.

(7) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are at the Group's free disposal.

(8) SHAREHOLDERS' EQUITY

For the changes in the Company's shareholders' equity, see note 2 to the financial statements of Nutreco Holding N.V.

(9) PROVISIONS

The changes can be specified as follows:

(EUR x million)	**Pensions & early retirement obligations**	**Restructuring**	**Claims**	**Guarantee obligations**	**Subtotal**	**Deferred taxes**	**Total**
As at 1 January 2004	**18.2**	**15.9**	**2.8**	**6.5**	**43.4**	**20.3**	**63.7**
Additions charged against income/released	3.0	2.0	2.5	-0.1	7.4	-7.3	0.1
Utilised	-6.8	-11.5	-2.2	-0.8	-21.3	-	-21.3
Divestment of group companies	-	-1.2	-	-	-1.2	-1.4	-2.6
Changes in exchange rates	-	-	-	-	-	0.3	0.3
As at 31 December 2004	**14.4**	**5.2**	**3.1**	**5.6**	**28.3**	**11.9**	**40.2**

At the end of 2004, the majority of the provisions, except for restructuring, are long-term.

Pensions and early retirement obligations

Nutreco has not set up a pension scheme in all countries yet. Where such pension schemes do exist, the pensions are covered by independent pension funds or insurers. In December 2004, a defined contribution scheme was introduced in the Netherlands. The provision for pensions relates to the pension and early retirement obligations and past service commitments, which are not reinsured. The provision consists mainly of pension and early retirement obligations in the Netherlands and to pension obligations in Norway.

Restructuring

The provision for restructuring mainly consists of the remaining part (EUR 2.3 million) of the Pingo Poultry reorganisation provision as formed in 2003 (EUR 11.2 million) and to provisions for the restructuring of certain Agriculture activities in the Benelux.

Claims

A number of claims are pending against Nutreco Holding N.V. and certain of its group companies. While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated financial position. To the extent management has been able to estimate the expected outcome of these claims, a provision has been recorded as per 31 December 2004.

Guarantees

The greater part of the guarantees relate to a bank guarantee issued by Nutreco for loans extended by third parties to group customers.

Deferred taxes

Deferred tax liabilities are based on temporary differences between the commercial and fiscal value of assets and liabilities. The provision for deferred taxes is stated at nominal value.

(10) LONG-TERM DEBT

As at 31 December 2004, long-term debt totalled EUR 433.7 million (2003: EUR 395.6 million). Breakdown of long-term debt by currency:

(EUR x million)	**31 December 2004**	**31 December 2003**
EUR	125.0	123.0
NOK[1]	123.7	91.7
USD[1]	86.1	75.4
GBP	58.1	58.0
CAD	26.5	28.3
AUD[1]	11.4	12.1
Other currencies	2.9	7.1
	433.7	**395.6**

[1] Including effect of cross-currency interest rate swaps

Nutreco has a committed credit facility of EUR 481.3 million with an international syndicate of banks (2003: EUR 611.3 million). During 2004, Nutreco remained well within the financial covenants agreed upon with the syndicate of banks. The credit facility may be used for loans and guarantees in various currencies and consists of two subfacilities:

- a subfacility of EUR 241.3 million (2003: EUR 241.3 million), which was termed out into a loan in June 2003 and matures on 15 June 2006
- a subfacility of EUR 240 million (2003: EUR 370 million), which will mature on 15 June 2006 with semi-annual reductions of EUR 65 million of the facility

The interest rates are based on Euribor or Libor of the optional currency.

In May 2004, Nutreco has issued USD 204 million senior notes in a private placement in the United States of America. The senior notes consist of three tranches of USD 46 million, USD 80 million and USD 78 million with maturities of five, seven and ten years respectively.

In addition to the syndicated loan and the private placement, credit facilities of EUR 288.6 million (2003: EUR 259.8 million) are available to the Group. Of the total facilities of EUR 918.8 million, an amount of EUR 444.4 million had been used as at year-end 2004 (2003: EUR 871.1 and EUR 423.4 million, respectively).

To hedge the variable interest rate risk, interest rate swaps were contracted in various currencies. The portfolio of interest rate swaps outstanding as at year-end 2004 is due to mature over the period 2005-2007, including an interest rate swap of GBP 10 million, with the other party being entitled to terminate the interest rate swap in 2005. In addition, the Group has agreed fixed interest rates for a total amount of USD 204 million of the private placement, for periods of five, seven and ten years. Two cross-currency interest rate swaps have been contracted to swap interest and future repayment liabilities of USD 14.9 million to AUD and USD 71.6 million to NOK, which terminate in respectively 2009 and 2011. With the private placement and these derivatives, 72% of the interest on the Group's long-term loans has been fixed (69% as at 31 December 2003). The average fixed interest rate on the long-term debt as at 31 December 2004 is 5.3% (2003: 6.3%) and the average variable interest rate on the long-term debt as at 31 December is 3.35% (2003: 2.74%). The interest rates of the major currencies are ranging from 3.2% to 7.5% (2003: 4.6% to 7.5%) depending on the currency of the debt.

Securities

The credit facilities are unsecured. Several group companies are jointly and severally liable for the amounts due to credit institutions. Loan agreements relating to the facilities contain negative pledge and pari passu clauses.

(11) SHORT-TERM LIABILITIES

(EUR x million)	**31 December 2004**	**31 December 2003**
Debts to credit institutions	10.7	27.8
Trade creditors	429.7	396.8
Dividends	2.3	2.3
Taxes and social security contributions	46.2	39.2
Other liabilities	100.5	165.1
Deferred income and accrued expenses	77.1	62.4
	666.5	**693.6**

(12) COMMITMENTS AND CONTINGENCIES

At 31 December 2004, total long-term lease commitments amounted to EUR 26.8 million (2003: EUR 29.8 million). Future minimum annual operating lease payments as of 31 December 2004:

(EUR x million)	
2005	9.0
2006	7.2
2007	5.0
2008	3.5
2009	1.1
	25.8

The portion that is due after five years amounts to EUR 1.0 million. Commitments for tangible fixed assets amounted to EUR 16.2 million (2003: EUR 27.5 million).

In connection with past acquisitions, minority shareholders have put options on their remaining interests vis-à-vis Nutreco. The value of the options amounts to EUR 13.5 million.

In the normal course of business, certain group companies issued guarantees totalling EUR 26.7 million (2003: EUR 29.2 million).

(13) SEGMENTED INFORMATION

The breakdown by business stream of the consolidated profit and loss account is as follows:

(EUR x million)	**Aquaculture**		**Agriculture**		**Unallocated/ intersegment**		**Total**	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Net sales third parties	1,177.6	1,147.2	2,680.0	2,527.1	-	-	3,857.6	3,674.3
Net sales segment	1,188.8	1,158.7	2,687.0	2,534.9	-18.2	-19.3	3,857.6	3,674.3
EBITA[1]	40.8	50.9	77.0	63.0	3.6	-15.1	121.4	98.8
Impairment of concessions	-	19.0	-	-	-	-	-	19.0
EBITA before impairment of concessions	**40.8**	**69.9**	**77.0**	**63.0**	**3.6**	**-15.1**	**121.4**	**117.8**
Result from operations (EBIT)	39.8	-119.5	71.1	56.1	3.6	-15.1	114.5	-78.5
Impairment of goodwill and concessions	-	184.1	-	-	-	-	-	184.1
Result from operations (EBIT) before impairment	**39.8**	**64.6**	**71.1**	**56.1**	**3.6**	**-15.1**	**114.5**	**105.6**
Share in results of non-consolidated companies	3.4	-15.0	0.9	0.1	-	-0.7	4.3	-15.6
Impairment of non-consolidated companies	-	14.3	-	-	-	-	-	14.3
Share in results of non-consolidated companies before impairment	**3.4**	**-0.7**	**0.9**	**0.1**	**-**	**-0.7**	**4.3**	**-1.3**

The breakdown by business stream of assets, liabilities, investments and depreciation is as follows:

(EUR x million)	**Aquaculture**		**Agriculture**		**Unallocated/ intersegment**		**Total**	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Total assets	910.9	914.2	676.5	782.9	171.7	6.1	1,759.1	1,703.2
Total liabilities (excl. debt)	216.3	215.2	394.4	432.4	85.3	81.9	696.0	729.5
Total investments in tangible fixed assets	48.2	46.7	37.1	59.6	0.6	0.2	85.9	106.5
Total investments in intangible fixed assets	2.6	15.1	2.6	11.2	-	-	5.2	26.3
Depreciation/amortisation	56.9	247.6	44.0	51.6	1.6	1.2	102.5	300.4
Impairment of goodwill and concessions	-	184.1	-	-	-	-	-	184.1
Depreciation/amortisation before impairment	**56.9**	**63.5**	**44.0**	**51.6**	**1.6**	**1.2**	**102.5**	**116.3**

[1] Result from operations before amortisation and impairment of goodwill

The geographical breakdown of net sales, assets and investments based on location of production is as follows:

(EUR x million)	Net sales third parties 2004	Net sales third parties 2003	Total assets 2004	Total assets 2003	Total investments in tangible fixed assets 2004	Total investments in tangible fixed assets 2003	Total investments in intangible fixed assets 2004	Total investments in intangible fixed assets 2003
The Netherlands	992.7	954.7	327.7	236.2	15.9	20.5	1.9	8.6
Spain	974.3	873.1	286.5	279.6	15.0	20.5	0.2	0.2
Norway	390.9	407.2	366.7	369.4	13.8	19.1	1.8	13.0
United Kingdom	318.2	314.1	129.2	151.0	8.9	7.5	-	-
Belgium	219.0	220.3	65.6	76.4	3.6	2.5	-	0.7
Chile	234.7	213.4	167.1	166.3	10.3	8.5	0.3	1.4
Canada	119.6	118.8	78.9	90.2	6.0	14.0	-	1.7
Germany	114.6	104.4	19.9	21.0	0.6	0.6	0.1	-
USA	73.7	74.8	48.7	50.5	0.2	1.3	-	-
Other countries	419.9	393.5	268.8	262.6	11.6	12.0	0.9	0.7
Total	**3,857.6**	**3,674.3**	**1,759.1**	**1,703.2**	**85.9**	**106.5**	**5.2**	**26.3**

(14) COST OF SALES

Cost of sales for 2004 include incidental revenues of EUR 11 million (2003: EUR 15 million). These revenues relate to the agreements made with suppliers in respect of the terms of delivery.

(15) AVERAGE NUMBER OF EMPLOYEES

Breakdown by country of the average number of permanent employees in FTEs:

	2004	2003
The Netherlands	2,313	2,571
Spain	2,985	3,025
Chile	2,997	2,801
Norway	948	1,250
Belgium	673	867
United Kingdom	719	813
Canada	463	417
USA	172	162
Other countries	1,345	1,277
	12,615	**13,183**
Number of employees at 31 December	**12,408**	**12,763**

(16) PERSONNEL COSTS

(EUR x million)	**2004**	**2003**
Salaries and wages	327.6	330.2
Social security charges	66.1	68.8
Pension costs	18.7	15.7
Third-party staff	42.2	28.0
Other personnel expenses	32.1	30.4
	486.7	**473.1**[1]

[1] For comparison purposes, other personnel expenses and third-party staff, in total EUR 58.4 million, have been transferred from other operating expenses to personnel costs in the consolidated profit and loss account of 2003

The costs of pension arrangements amount to EUR 18.7 million (2003: EUR 15.7 million).

For the Dutch Nutreco Pension Fund, a defined contribution arrangement has become effective as of 31 December 2004. Based on these new arrangements, Nutreco is only obliged to pay the agreed fixed employer's contributions whereas all risks are for the account of the Dutch pension fund and its participants.

The possibility to introduce a defined contribution arrangement for some Nutreco pension funds abroad is currently being investigated. On the basis of minimum funding requirements there are no deficits for the pension funds abroad as at 31 December 2004. Consequently, no provision has been recorded in the 2004 balance sheet. For these pension funds abroad the total deficit on the basis of local regulations amounts to approximately EUR 34.0 million. This deficit can be funded, depending on local regulations, over a period of five to ten years.

(17) OTHER OPERATING EXPENSES

The most important costs included in other operating expenses refer to energy and utility costs as well as to costs of maintenance and repair. Research & development expenses amounted to EUR 25.1 million (2003: EUR 24.1 million). Costs from operating leases amounted to EUR 10.6 million (2003: EUR 13.6 million).

Other operating expenses contain the net book result of EUR 20.5 million realised with the divestment of Hendrix Meat Group. In the other operating expenses for 2003 an amount of EUR 20.0 million was included as incidental revenue (2004: nil).

(18) FINANCIAL INCOME AND CHARGES

(EUR x million)	**2004**	**2003**
Interest received and similar income	0.8	1.1
Interest paid and similar expenses	-28.5	-31.3
	-27.7	**-30.2**

Financial income and charges declined to EUR 27.7 million (2003: EUR 30.2 million), mainly as a consequence of a lower average interest rate.

Costs relating to the syndicated loan facility and the private placement, which are capitalised and shown under prepayments, are amortised over the period of the facility and included as similar expenses.

(19) REMUNERATION OF MEMBERS OF THE EXECUTIVE BOARD AND OF THE SUPERVISORY BOARD

Remuneration for the members of the Executive Board:

(EUR)	Salary costs	Bonus	Pension costs	Total 2004	Total 2003
W. Dekker	518,608	176,974	90,138	785,720	787,735
C.J.M. van Rijn	373,269	101,574	87,984	562,827	559,930
J.C.A. den Bieman	401,543	109,724	68,604	579,871	579,864
J. Steinemann	392,884	108,601	70,053	571,538	572,116
	1,686,304	**496,873**	**316,779**	**2,499,956**	**2,499,645**

Remuneration for the members of the Supervisory Board:

(EUR)	Board remuneration	Committee remuneration	Total 2004	Total 2003
R. Zwartendijk	38,571	2,500	41,071	38,571
Y. Barbieux	27,227	2,500	29,727	27,227
L.J.A.M. Ligthart	27,227	17,500	44,727	47,227
J.M. de Jong	27,227	2,500	29,727	13,613
S. Rennemo	27,227	7,500	34,727	37,227
J.I. S. Galán	-	-	-	13,613
	147,479	**32,500**	**179,979**	**177,478**

(20) CUMULATIVE PREFERENCE DIVIDEND

Based on the present dividend percentage of 6.66, a dividend of EUR 4.5 million was paid on the cumulative preference shares 'A' (2003: EUR 4.7 million).

(21) EARNINGS PER ORDINARY SHARE

The calculation of earnings per ordinary share is based on the net result of EUR 72.4 million (2003: EUR -141.8 million), the net result adjusted for impairment of EUR 72.4 million (2003: EUR 51.3 million), both deducted for the dividend on cumulative preference shares, and on 34.1 million (2003: 33.3 million) ordinary shares being the weighted average number of outstanding shares which are entitled to receive dividend.

The calculation of the diluted earnings per ordinary share is based on 34.2 million (2003: 33.7 million) ordinary shares, taking into account the exercise of outstanding share options, the net result and the net result adjusted for impairment, both after deduction of the dividend on cumulative preference shares.

Earnings per share have been calculated as follows:

(EUR x million)	2004	2003
Net result	76.9	-137.1
Dividend on cumulative preference shares	-4.5	-4.7
Net result available to holders of ordinary shares	**72.4**	**-141.8**
Net result	76.9	-137.1
Impairment	-	193.1
Net result before impairment	**76.9**	**56.0**
Dividend on cumulative preference shares	-4.5	-4.7
Net result before impairment available to holders of ordinary shares	**72.4**	**51.3**

(number of shares)	2004	2003
Weighted average number of shares	34,055,678	33,342,226
Shares applicable to options	181,930	327,883
Adjusted weighted average number of shares	**34,237,608**	**33,670,109**

(EUR)	2004	2003
Basic earnings per ordinary share	2.13	-4.25
Diluted earnings per ordinary share	2.11	-4.21
Basic earnings per ordinary share before impairment	2.13	1.54
Diluted earnings per ordinary share before impairment	2.11	1.52

(22) TAXATION ON RESULT FROM OPERATIONS MINUS FINANCIAL INCOME AND CHARGES

In 2004, the taxation on income amounted to EUR 10.6 million (2003: EUR 9.2 million). The components of income before tax are:

(EUR x million)	2004	2003
The Netherlands	45.2	33.7
Foreign	41.6	-142.4
Income before tax	**86.8**	**-108.7**

The components of income tax expense are:

(EUR x million)		2004	2003
The Netherlands:	• Current taxes	10.0	7.6
	• Deferred taxes	-0.6	2.3
		9.4	**9.9**
Foreign:	• Current taxes	13.2	30.4
	• Deferred taxes	-12.0	-31.1
		1.2	**-0.7**
Income tax expense from continuing operations		**10.6**	**9.2**

The activities of Nutreco are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 10% to 42%, which causes a difference between the weighted average statutory income tax rate and the Dutch statutory income tax rate of 34.5%.

Reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective tax rate is as follows:

(in %)	**2004**	**2003**
Weighted average statutory income tax rate	30.8	22.5
Utilisation of previously and new unrecognised loss carry-forwards	-7.8	3.8
New loss carry-forwards not expected to be realised	1.3	-1.6
Tax-exempt profit on sale of Hendrix Meat Group	-8.1	-
Non-tax-deductible impairment charges	-	-42.5
Rate change	-1.6	-
Fiscal facilities	-2.4	9.4
Effective tax rate	**12.2**	**-8.4**

The weighted average statutory income tax rate in 2004 is significantly higher compared to 2003, due to the spread of results over countries with relatively high statutory tax rates. The effective tax rate increased significantly compared to 2003, due to improved results, the effect of impairment in 2003, partly offset by tax-exempt profit on the sale of Hendrix Meat Group. Adjusted for the tax effect on the profit on Hendrix Meat Group, the effective tax rate is 16.0% and improved compared to the effective tax rate of 19.2% in 2003 adjusted for the effects of impairment.

Classification of the deferred tax assets and liabilities is as follows:

(EUR x million)	**2004**	**2003**
Deferred tax assets grouped under receivables	36.5	27.2
Deferred tax liabilities grouped under provisions	-11.9	-20.3
Net deferred tax assets/liabilities	**24.6**	**6.9**

On 31 December 2004, operating tax loss carry-forwards, for which no tax assets have been recognised, amounted to EUR 76.5 million, of which EUR 7.7 million will expire within five years. EUR 13.6 million of tax losses are available indefinitely. The net deferred tax assets comprise deferred tax liabilities of EUR 19.3 million arising from valuation differences, partly offset by the netting of a deferred tax asset as a result of tax loss carry-forwards of EUR 68.0 million less a provision amounting to EUR 24.1 million (2003: net deferred tax liability EUR 37.8 million, EUR 74.5 million and EUR 29.8 million, respectively).

(23) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Interest rate risks

The Group manages its interest rate risk exposure by fixing a significant part of the variable interest rates on long-term debt by means of interest contracts. Any short-term debt used in financing is at floating interest rates. Interest instruments are applied only in relation to outstanding interest-bearing debt. Interest rate swaps are used for interest rate risk management. For each of the three tranches of the private placement, a fixed interest rate has been contracted.

Foreign exchange risk management

The Group enters into forward exchange contracts and currency swaps to hedge transaction exposures. These principally arise with respect to assets and liabilities related to sales and purchases. The purpose of Nutreco's foreign currency hedging activities is to protect the Group from the risks that the functional currency net cash flows resulting from trade transactions is adversely affected by changes in exchange rates. On 31 December 2004, outstanding currency contracts totalled EUR 212.8 million (2003: EUR 221.8 million), translated into EUR at the exchange rate at balance sheet date. These contracts mainly relate to USD, GBP, NOK and CAD.

The Group's policy is to broadly match foreign currency net assets with foreign currency borrowings, also taking into account the future free cash flow in the currency concerned. The Group has used two cross-currency interest rate swaps to swap USD 86.5 million of future repayment liabilities and associated interest payments to NOK and to AUD. The Group has not used other financial instruments to further reduce the exposure to translation risks of shareholders' equity of foreign group companies or non-consolidated companies.

Commodity price risk

The Group is a purchaser of certain raw materials such as soya, fishmeal and fish oil. The Group has laid down procedures and limits according to which group companies may operate. The Group's procedures allow the use of derivative instruments, such as forward contracts, to minimise significant anticipated earnings fluctuations caused by commodity-price volatility.

Credit risk

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other parties fail to perform as contracted. The Group does not have significant exposure to any individual customer or other party. To reduce exposure to credit risk, the Group performs ongoing credit analysis of the financial condition of its customers.

The Group's cash and cash equivalents are held with reputable banks. The Group is exposed to credit-related losses in the event of non-performance by other parties to financial instruments but, given the high credit ratings, management does not expect this to happen. Provisions are formed where necessary.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Group using available market information and appropriate valuation methods.

The estimates presented are not necessarily indicative of the amounts that the Group could realise in a current market exchange or the value that ultimately will be realised by the Group upon maturity or disposition.

(EUR x million)		31 December 2004		31 December 2003	
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:	Cash and cash equivalents	136.7	136.7	31.8	31.8
	Receivables – current	508.2	508.2	532.7	532.7
	Other financial assets	17.7	16.8	8.5	8.5
Liabilities:	Trade creditors	-429.7	-429.7	-396.8	-396.8
	Interest-bearing debt	-444.4	-441.7	-423.4	-423.4
	Interest contracts (net)	-	-0.08	-	-10.7
	Currency exchange contracts (net)	-0.8	-0.8	-2.2	-2.2
	Cross-currency interest rate swaps (net)	-	-4.2	-	-

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash, receivables and trade creditors

The carrying amounts approximate fair value because of the short maturity of those instruments.

Other financial assets

For other financial assets, fair value is based upon the estimated market prices or, because they bear interest, at current market rates.

Interest-bearing debt and interest contracts (net)

The fair value is estimated on the basis of discounted cash flow analyses, including interest for the current year, based upon Nutreco's incremental borrowing rates for similar types of borrowing arrangements and interest contracts with comparable terms and maturities. The carrying amount and the estimated fair value of the interest bearing debt includes the currency effects of the cross-currency interest rate swaps of an amount of EUR 8.7 million.

Currency exchange contracts (net)

The fair value is the amount that the Company would receive or pay to terminate the exchange contracts, considering currency exchange rates and remaining maturities.

Cross-currency interest rate swaps (net)

The fair value is the amount that the Company would receive or pay to terminate the contracts, considering currency exchange rates and remaining maturities. The total fair value of both cross-currency interest rate swaps amounts to EUR -12.9 million. The currency effect of these contracts of EUR -8.7 million has been recognised on balance as part of the interest bearing debt.

(24) NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

General

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

Net cash from operating activities

Cash used for the payment of interest and income taxes reflects the actual amounts paid during the year.

Net cash used for investing activities

Cash used for the purchase of tangible fixed assets consists of actual amounts paid during the year.

Dividends paid

In 2004, EUR 4.5 million (2003: EUR 4.7 million) dividend was paid on cumulative preference shares 'A'.

Sundry

Most of the changes in the cash flow statement can be traced back to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR x million)	Working capital[1]	Provisions	Interest-bearing debt[2]
As at year-end 2003	266.7	-63.7	-423.4
As at year-end 2004	275.2	-40.2	-444.4
Balance sheet movement	**-8.5**	**-23.5**	**21.0**
Adjustments:			
Changes in exchange rates	-2.5	-0.3	-1.3
Acquisition/divestment of consolidated companies	-16.9	2.6	8.0
Transfers etc	29.1	3.4	-2.9
Change in cash flow	**1.2**	**-17.8**	**24.8**

[1] Inventories and receivables non-interest-bearing current liabilities, the latter excludes the dividend payable

[2] Long-term liabilities and interest-bearing current liabilities

Company balance sheet

ASSETS

(EUR x million)	note	31 December 2004	31 December 2003
Fixed assets			
Financial fixed assets	(1)	192.8	117.8
Current assets			
Receivables from group companies		414.9	420.5
Cash and cash equivalents		-	0.3
		414.9	**420.8**
		607.7	**538.6**

LIABILITIES

(EUR x million)	note	31 December 2004	31 December 2003
Shareholders' equity	(2)		
Issued and paid-up share capital		9.7	9.5
Share premium account		397.7	396.7
Other reserves		124.3	271.9
Undistributed result		72.4	-141.8
		604.1	**536.3**
Short-term liabilities		3.6	2.3
		607.7	**538.6**

Company profit and loss account

(EUR x million)	note	2004	2003
Net result from group companies		66.2	-152.1
Other net income	(3)	10.7	15.0
Net result		**76.9**	**-137.1**
Net result		76.9	-137.1
Dividend on cumulative preference shares		-4.5	-4.7
Net result available to holders of ordinary shares		**72.4**	**-141.8**
Net result		76.9	-137.1
Impairment		-	193.1
Net result before impairment		**76.9**	**56.0**
Dividend on cumulative preference shares		-4.5	-4.7
Net result before impairment available to holders of ordinary shares		**72.4**	**51.3**

Notes to the company financial statements

PRINCIPLES OF VALUATION AND INCOME DETERMINATION

GENERAL

Foreign currency has been translated, assets and liabilities have been valued, and net income has been determined, in accordance with the principles of valuation and determination of income used in the consolidated financial statements. Consequently, net income and shareholders' equity are equal to net income and shareholders' equity as shown in the consolidated financial statements.

(1) FINANCIAL FIXED ASSETS

(EUR x million)	**Investments in group companies**
As at 1 January 2004	**117.8**
Net result from group companies	66.2
Changes in exchange rates	8.8
As at 31 December 2004	**192.8**

(2) SHAREHOLDERS' EQUITY

(EUR x 1,000)	**Issued and paid-up share capital**	**Share premium account**	**Other reserves**	**Undistri-buted result**	**Total**
As at 1 January 2003	**9,486**	**396,062**	**265,295**	**63,470**	**734,313**
Transactions with shareholders:					
Repurchase of shares	-96	-	-5,942	-	-6,038
Issuance of ordinary shares	16	736	-	-	752
Dividend on ordinary shares			-7,628	-	-7,628
Stock dividend	136	-136		-	-
Dividend on cumulative preference shares				-4,698	-4,698
Total transactions with shareholders	**56**	**600**	**-13,570**	**-4,698**	**-17,612**
Result:					
Net result	-	-	-	-137,051	-137,051
Change in exchange rates	-	-	-43,374	-	-43,374
Total result			**-43,374**	**-137,051**	**-180,425**
Undistributed result 2002	-	-	63,470	-63,470	-
As at 31 December 2003	**9,542**	**396,662**	**271,821**	**-141,749**	**536,276**

(2) SHAREHOLDERS' EQUITY *(continued from previous page)*

(EUR x 1,000)	Issued and paid-up share capital	Share premium account	Other reserves	Undistri-buted result	Total
As at 1 January 2004	**9,542**	**396,662**	**271,821**	**-141,749**	**536,276**
Transactions with shareholders:					
Issuance of ordinary shares	9	944	-	-	953
Dividend on ordinary shares	-	-	-6,312		-6,312
Stock dividend	122	-122	-	-	-
Performance shares	-	-	878	-	878
Options	4	241	-	-	245
Dividend on cumulative preference shares				-4,535	-4,535
Total transactions with shareholders	**135**	**1,063**	**-5,434**	**-4,535**	**-8,771**
Result:					
Net result	-	-		76,903	76,903
Change in exchange rates	-	-	-329	-	-329
Total result			**-329**	**76,903**	**76,574**
Undistributed result 2003	-	-	-141,749	141,749	-
As at 31 December 2004	**9,677**	**397,725**	**124,309**	**72,368**	**604,079**

The change in exchange rates is mainly caused by the USD, NOK and GBP.

Share capital

The authorised share capital of the Company as at 31 December 2004 amounted to EUR 41.5 million (2003: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

Movements in the paid-up share capital are as follows:

(number of shares)	Ordinary shares	Cumulative preference shares	Total
As at 1 January 2004	**33,517,700**	**6,241,500**	**39,759,200**
Options	18,850	-	18,850
Conversion of final dividend for 2003 and interim dividend for 2004 in ordinary shares	506,810	-	506,810
Shares issued	37,558	-	37,558
As at 31 December 2004	**34,080,918**	**6,241,500**	**40,322,418**

In 2004, Nutreco issued 37,558 shares in connection with the employee share participation scheme and 18,850 shares relating to the share option plan.

Cumulative preference shares as at 31 December 2004 consist of cumulative preference shares 'A' only. No cumulative preference shares 'D' and cumulative financing preference shares 'E' were issued.

All shares placed as at year-end 2004 were fully paid-up.

Share premium account

The share premium account is fully exempted from Dutch income taxes upon distribution to shareholders. EUR 64.8 million of the share premium account relates to cumulative preference shares 'A'.

Legal reserve for retained profits of subsidiaries

As the profits retained in Nutreco Holding N.V.'s consolidated and non-consolidated companies can be distributed and received in the Netherlands without restriction, no legal reserve for retained profits is required. Reserves are calculated by means of the collective method.

Share options

The Company has a share option plan effective as of 11 March 1998. Share options can be granted each year to a maximum of 500,000 ordinary shares. Grants of the share options are based on the extent to which the Company achieves its financial objectives. The Supervisory Board has discretionary powers to decide on the award of share option rights to a range of managers and executives and on the implementation of the employee share participation scheme.

Each option entitles the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results.

When awarding share options in February 2003, the Supervisory Board partly founded its decision on the fact that the Company's objectives to achieve an average growth of 10% in EPS before amortisation of goodwill as from the IPO of Nutreco in 1997 had been achieved, including the 2002 results.

Furthermore, in the Supervisory Board's opinion, the terms of employment of Nutreco should be competitive enough to engage and retain excellent qualified managers.

Within these terms of employment, options and shares play a significant role for the motivation of management, especially if they are matched with achieving long-term goals. Regarding the options granted in 1998, 1999 and 2000, the employees may only benefit from options exercised during a period of two years commencing three years after granting.

With effect from 2001, the Company has made a few changes to the regulations pertaining to the options granted since 2001. These changes do not affect the share options prior to 2001 as it is the Company's policy not to modify the exercise price nor the terms of the share options once they have been granted. The exercise period was extended from five to seven years. From the benefits of options exercised in the first year, 60% will be for the account of Nutreco, 40% in the second year and 20% in the third year. From the fourth year, the full benefit from options exercised goes to the employee, if still employed by Nutreco.

Members of the Executive Board are shareholders of the Company. As at 31 December 2004, they jointly held 23,598 ordinary shares (2003: 23,081 shares), 10,833 of which were held by Mr W. Dekker, 1,354 by Mr C.J.M. van Rijn and 11,411 by Mr J.C.A. den Bieman. One Supervisory Board member, Mr Y. Barbieux, held 433 shares.

The movement in the share options of the members of the Executive Board may be summarised as follows:

Members of the Executive Board

		Granted	Vesting	Expiration	As of 1 January 2004	Granted	Exercised	Forfeited	As of 31 December 2004	Exercise price (EUR)
W. Dekker	Options	1999		2004	18,000	-	-	18,000	0	38.60
		2000		2005	18,000	-	-	-	18,000	38.00
		2001		2008	20,000	-	-	-	20,000	48.20
		2002		2009	20,000	-	-	-	20,000	35.93
		2003		2010	20,000	-	-	-	20,000	12.23
	Performance options	2004	2007	2012	-	11,250	-	-	11,250	25.31
C.J.M. van Rijn	Options	2002		2009	15,000	-	-	-	15,000	35.93
		2003		2010	15,000	-	-	-	15,000	12.23
	Performance options	2004	2007	2012	-	7,500	-	-	7,500	25.31
J.C.A. den Bieman	Options	1999[1]		2004	11,250	-	-	11,250	0	38.60
		2000[1]		2005	11,250	-	-	-	11,250	38.00
		2001		2008	15,000	-	-	-	15,000	48.20
		2002		2009	15,000	-	-	-	15,000	35.93
		2003		2010	15,000	-	-	-	15,000	12.23
	Performance options	2004	2007	2012	-	7,500	-	-	7,500	25.31
J. Steinemann	Options	2001[1]		2008	5,000	-	-	5,000	0	48.20
		2002		2009	10,000	-	-	-	10,000	35.93
		2003		2010	15,000	-	-	-	15,000	12.23
	Performance options	2004	2007	2012	-	7,500	-	-	7,500	25.31
	Total				**223,500**	**33,750**	-	**34,250**	**223,000**	

[1] Awarded before appointment as member of the Executive Board

Other (former) employees

	Granted	Vesting	Expiration	As of 1 January 2004	Granted	Exercised	Forfeited	As of 31 December 2004	Exercise price (EUR)
Options	1999		2004	421,922	-	-	421,922	-	38.60
	2000		2005	408,094	-	-	-	408,094	38.00
	2001		2008	275,511	-	-	16,598	258,913	48.20
	2002		2009	328,400	-	-	19,200	309,200	35.93
	2003		2010	326,300	-	18,850	2,900	304,550	12.23
Performance options	2004	2007	2012		161,000	-	-	161,000	25.31
Total				**1,760,227**	**161,000**	**18,850**	**460,620**	**1,441,757**	

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board will decide whether the Company's financial growth allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy ordinary Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional ordinary shares. Bonus conditions may change from one year to another. The purchase price per ordinary share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with the Rabobank during a period of three years. During this period these shares cannot be sold or transferred.

On 18 February 2004, the Supervisory Board decided that the 2003 financial results of the Company allowed the execution of the employee share participation scheme. Employees bought 37,558 (incl. bonus) shares during 2004 (2003: 65,337).

Performance shares

Performance shares are granted by the Supervisory Board without financial consideration and are part of the long-term incentive plan designed for the Executive Board and members of the Management Committee, in place as from the year 2004.

At the meeting of the Supervisory Board on 18 February 2004, the following performance shares have been granted:

W. Dekker	30,000
C.J.M. van Rijn	20,000
J.C.A. den Bieman	20,000
J. Steinemann	20,000
Total performance shares Executive Board	**90,000**

At the same meeting performance shares were granted to the Management Committee (49,000 shares in total) with the same vesting criteria as the performance shares granted to the Executive Board.

These shares have been recognised for an amount of EUR 0.9 million in the 2004 profit and loss account as a remuneration expense. The actual number of performance shares received by the Executive Board and the Management Committee ('vesting') depends on the realisation of specific targets set by the Supervisory Board; vesting of the performance shares shall occur after three years.

A more detailed description of the terms and conditions pertaining to performance shares can be found on page 54 of this report.

Performance options

Performance options are share options awarded to members of the Executive Board, Management Committee and to a limited group of senior managers. These performance options are not vested until three years depending on whether the same targets as mentioned under performance shares have been met.

At the meeting of the Supervisory Board on 18 February 2004, the following performance options were granted:

W. Dekker	11,250
C.J.M. van Rijn	7,500
J.C.A. den Bieman	7,500
J. Steinemann	7,500
Total performance options Executive Board	**33,750**

At the same meeting performance options have been granted to the Management Committee and to a limited group of senior managers (161,000 options in total).

The 2004 annual accounts do not contain any financial consequence of these performance options.

A more detailed description of the terms and conditions pertaining to performance options can be found on page 54 of this report.

Long-term award plan

A long-term award plan has been designed for the group of managers and staff who from 2004 onwards no longer qualify for performance options and/or performance shares. Beneficiaries of this plan will receive an award, the amount of which is determined by the Supervisory Board each year.

The award is payable after three years, subject to the condition that Nutreco meets the same performance criteria as those applying to the performance shares and performance options, with 50% of the amount being not performance based.

An amount of EUR 0.5 million has been accrued for and consequently been taken into the 2004 profit and loss account as personnel costs.

(3) OTHER NET INCOME

Other net income represents mainly interest income on receivables from group companies.

(4) COMMITMENTS AND CONTINGENCIES

Guarantees as defined in Book 2, Article 403 of the Dutch Civil Code have been given by Nutreco Holding N.V. on behalf of several group companies in the Netherlands and filed with the Chamber of Commerce in 's Hertogenbosch. The liabilities of these companies to third parties and to non-consolidated companies totalled EUR 99.1 million as at 31 December 2004 (2003: EUR 135.1 million).

The Company heads the Dutch fiscal unity. As a consequence, the Company is fully liable for the tax liabilities of the fiscal unity as a whole.

(5) AVERAGE NUMBER OF EMPLOYEES

The Company did not employ any person in 2004.

Amersfoort, 16 February 2005
The Supervisory Board
The Executive Board

Other information

PROFIT APPROPRIATION

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, the agreed 6.9% dividend shall be paid on the cumulative preference shares 'A'. For the first time on the thirty-first day of December two thousand and three, and every seven years thereafter, the percentage will be determined again. As from the year 2004 and for as long as the cumulative preference shares 'A' are outstanding up to 2010, this dividend shall amount to 6.66% per annum.
If in the course of any financial year an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.
If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share premium 'A' account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a write-down has taken place against the share premium 'A' account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.
Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E' (none of which have been issued) carry special rights in respect of the distribution of the net profit.
Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board, subject to the approval of the Supervisory Board, shall decide.
The profit remaining after the provisions of the previous paragraphs have been met, shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.
The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.
The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.
Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.
Dividends are payable as from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.
Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on ordinary shares, in whole or in part, shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares wholly or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned herein before on the proposal of the Executive Board subject to the approval of the Supervisory Board.

Proposed dividend 2004

At the introduction of ordinary shares on Euronext (formerly the AEX Stock Exchange), the Company stated its dividend policy. This policy was explained at the Annual General Meeting of Shareholders of 13 May 2004 in compliance with the Code's best practices. The intention is to distribute an annual dividend of 30-35% of the net income available to holders of ordinary shares. This will be in the form of an interim and final dividend, which, subject to the provisions of the Articles of Association, may be distributed in cash or in the form of ordinary shares at the shareholder's option.

The General Meeting of Shareholders will be recommended to declare a dividend of EUR 0.53 per ordinary share. This comes down to a payout of 35% of the net result, excluding the book gain on the divestment of Hendrix Meat Group of EUR 20.5 million, available to ordinary shareholders over the period from 1 January 2004 to 31 December 2004. In August 2004, the Company already distributed an interim dividend of EUR 0.14 per share. Following adoption of the proposal, the final dividend of EUR 0.39 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on 19 May 2005, on the basis of that day's closing price.

Special rights provided for by the articles of association

Special rights of holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised Board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti take-over device)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the Company. In both instances such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the group companies connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity. It is the Company's only existing anti take-over device.

The Board of the Foundation consists of: Mr J. Veltman (Chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert.

The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders on 13 May 2004 the Articles of Association designated the Executive Board as the corporate body authorised for a period of eighteen months, subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. In the year under review no cumulative preference shares 'E' were issued.

Auditors' report

INTRODUCTION

We have audited the 2004 financial statements of Nutreco Holding N.V., Boxmeer. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Part 9, Book 2, of the Dutch Civil Code.

Eindhoven, 16 February 2005
KPMG Accountants N.V.

Ten years of Nutreco profit and loss account

(EUR x million)	2004	2003[1]	2002	2001	2000	1999	1998	1997	1996	1995
Net sales	3,858	3,674	3,810	3,835	3,126	2,601	2,465	2,193	2,068	1,827
Cost of sales	2,776	2,593	2,731	2,775	2,245	1,880	1,840	1,682	1,586	1,384
Gross margin	**1,082**	**1,081**	**1,079**	**1,060**	**881**	**721**	**625**	**511**	**482**	**443**
Personnel costs[2]	487	473	443	394	289	256	227	187	178	170
Amortisation of intangible fixed assets	6	5	6	5	1	-	-	-	-	-
Depreciation of tangible fixed assets	90	99	97	88	66	55	43	37	37	35
Other operating expenses[2]	378	386	394	396	389	313	273	219	210	184
Operational expenses	**961**	**963**	**940**	**883**	**745**	**624**	**543**	**443**	**425**	**389**
Result from operations before amortisation of goodwill (EBITA)	121	118	139	177	136	97	82	68	57	54
Amortisation of goodwill	7	12	14	13	1	-	-	-	-	-
Result from operations (EBIT)	**114**	**106**	**125**	**164**	**135**	**97**	**82**	**68**	**57**	**54**
Financial income and charges	-27	-30	-38	-38	-13	-9	-11	-13	-34	-34
Income before tax	**87**	**76**	**87**	**126**	**122**	**88**	**71**	**55**	**23**	**20**
Taxation	-10	-15	-17	-31	-32	-22	-18	-13	-5	-5
Shares in result of non-consolidated companies	4	-1	-	3	1	-	-	-	-	-3[3]
Income after tax	**81**	**60**	**70**	**98**	**91**	**66**	**53**	**42**	**18**	**12**
Minority interest	-4	-4	-2	-6	-	-2	-1	-	-	-
Net income	**77**	**56**	**68**	**92**	**91**	**64**	**52**	**42**	**18**	**12**
Dividend on cumulative preference shares	-5	-5	-5	-5	-5	-4	-5	-8	-1	-1
Net result available to holders of ordinary shares	**72**	**51**	**63**	**87**	**86**	**60**	**47**	**34**	**17**	**11**
Number of employees as at year-end	12,408	12,763	13,442	12,934	10,990	9,185	6,631	5,742	5,401	5,422
Result from operations (EBITA) as a % of net sales	3.1%	3.2%	3.6%	4.6%	4.3%	3.7%	3.3%	3.1%	2.8%	2.8%
Turnover rate of weighted average capital employed[4]	3.9	3.2	3.0	3.2	4.9	5.4	6.9	6.4	6.0	5.3
Return (EBITA) on weighted average capital employed	11%	10%	10%	14%	20%	20%	23%	20%	17%	15%
Interest cover (EBITDA/interest)	7.8	7.4	6.5	7.1	15.5	16.5	11.1	8.3	6.5[5]	n/a
Dividend (EUR x million)	23	22	27	32	31	23	19	17	1	1

[1] Results 2003 before impairment

[2] Comparative figures of personnel costs and other operating expenses not adjusted for the years 1995-2002

[3] The share in results of non-consolidated companies in 1995 of EUR 3 million mainly consists of an activity that was acquired and fully consolidated as of 1996. The result from operations 1995 after reduction of this share in results of non-consolidated companies 1995 would have amounted to EUR 51 million

[4] Net sales divided by average capital employed

[5] Based on pro forma consolidated profit and loss account for the year 1996

Ten years of Nutreco balance sheet

(EUR x million)	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**
Intangible fixed assets	180	199	392	393	346	-	-	-	-	-
Tangible fixed assets	474	515	552	576	444	347	264	236	219	214
Financial fixed assets	40	27	46	42	28	13	9	12	15	17
Fixed assets	**694**	**741**	**990**	**1,011**	**818**	**360**	**273**	**248**	**234**	**231**
Inventories	421	397	407	384	319	231	160	156	117	116
Receivables	508	533	580	562	523	399	341	312	298	289
Cash and cash equivalents	136	32	32	41	31	28	124	68	43	26
Current assets	**1,065**	**962**	**1,019**	**987**	**873**	**658**	**625**	**536**	**458**	**431**
Total assets	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**	**784**	**692**	**662**
Shareholders' equity	604	536	734	683	583	375	287	211	167	30
Minority interest	14	14	23	24	19	13	11	1	1	-
Provisions	40	64	78	97	134	95	60	40	47	52
Long-term subordinated shareholders' loans	-	-	-	-	-	-	-	-	-	119
Long-term debt	434	396	422	440	357	80	125	153	157	161
Short-term liabilities:										
Interest-bearing	11	28	43	79	40	37	20	6	9	9
Non-interest-bearing	656	665	709	675	558	418	395	373	311	291
Total liabilities	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**	**784**	**692**	**662**
Capital employed[1]	969	1,008	1,271	1,285	1,105	574	382	346	339	346
Net debt[2]	309	392	433	478	366	89	21	91	123	144
Current assets divided by non-interest-bearing short-term liabilities	1.62	1.45	1.44	1.46	1.57	1.57	1.58	1.44	1.47	1.48
Solvency ratio (shareholders' equity divided by total assets)[3]	34%	31%	37%	34%	34%	37%	32%	27%	24%	23%
Net debt divided by shareholders' equity	51%	73%	59%	70%	63%	24%	7%	43%	74%	97%

[1] Total assets less cash and cash equivalents and non-interest-bearing short-term liabilities, except dividends payable

[2] Long-term debt and interest-bearing short-term debt less cash and cash equivalents

[3] Long-term subordinated shareholders loans were combined with shareholders' equity in 1995

Participations of Nutreco Holding N.V. as at 31 December 2004

Country	Full name	Registered office	Percentage*
Australia	Gibson's Ltd.	Launceston, Tasmania	
	Tassal Ltd.	Hobart, Tasmania	11.27%
Belgium	Buyse N.V.	Ingelmunster	
	Hendrix N.V.	Merksem	
	Hypor Belgium N.V.	Zulte	50.00%
	Nutreco Belgium N.V.	Gent	
	Nutreco Capital N.V.	Gent	
	Nutreco Feed Belgium N.V.	Wingene	
Brazil	Selko Latin America Ltda	São Paulo	
Canada	Hypor Inc.	Regina	50.00%
	Hypor L.P.	Regina	50.00%
	Nutreco Canada Inc.	Toronto	
	Nutreco Swine Ventures Inc.	Kitchener	
Chile	Marine Harvest Chile S.A.	Puerto Montt	
	Nutreco Chile S.A.	Santiago	
Curaçao	Nutreco Insurance N.V.	Willemstad	
Cyprus	Selko Mid-East Ltd.	Limasol	
Denmark	Hybro Denmark A/S	Billund	
	P/F Skretting Foroyar hf	Hvalvik	
	Skretting Dk AS	Ejstrupholm	
	Trouw Nutrition Denmark A/S	Vejen	
Egypt	Hendrix Misr S.A.E.	Cairo	33.30%
France	Marine Harvest France SNC	Paris	
	Marine Harvest Valmer S.A.S.	Chateaugiron	
	Nutreco France S.A.S.	Vigny	
	S.A. de Serris S.A.R.L.		16.70%
	Trouw France S.A.S.	Vervins	
	Trouw Nutrition France S.A.S.	Vigny	99.80%

Country	Full name	Registered office	Percentage
Germany	Heicam GmbH	Osten	20.00%
	Hendrix UTD GmbH	Goch	
	Hendrix-Illesch GmbH	Bardenitz	
	Nutreco Deutschland GmbH	Burgheim	
	PAVO Deutschland GmbH	Neuss	
	Trouw Nutrition Deutschland GmbH	Burgheim	
Greece	Trouw Nutrition Hellas S.A.	Athens	
Hungary	Agri Services Hungary Kft.	Budapest	96.80%
	Hybro Hungaria Kft.	Budapest	
	Trouw Nutrition Hungary Kft.	Környe	
Ireland	Bradan Fanad Teo	Letterkenny	
	Bradan (Maoil Rua) Teo	*Letterkenny*	
	Bradan Proiseal Teo	Letterkenny	
	Fanad Fisheries Trading Ltd.	Letterkenny	
	Fanad Pettigeo Teo	Letterkenny	
	Irish Salmon Producer Group	Connemara	15.00%
	Marine Harvest Fanad	Letterkenny	
	Trouw Aquaculture Limited	Roman Island, Westport	
Italy	Hendrix S.p.A.	Mozzecane (VR)	
	Hypor Italia Srl	Manerbio	30.00%
	Trouw Nutrition Italia S.p.A.	Bussolengo (VR)	
Japan	Nutreco Aquaculture Japan Inc.	Fukuoka	
	Yamaha Nutreco Aquatech KK	Fukuoka	50.00%
Mauritius	N.A.I. Ltd.	Port Louis	
Mexico	Institutio Internacional de Investigacion Animal S.A. de C.V.	Gueretaro	49.00%
	Reproduccion Porcina de Occidente S.A. de C.V.	Guadalajara	12.50%
	Sistemas Pecuarios S.A. de C.V. ('SIPESA')	Zapopan, Jalisco	
The Netherlands	Dinex B.V.	Bodegraven	
	Ham Holding B.V.	Mierlo	
	Ham Pluimveeprodukten B.V.	Mierlo	

Country	Full name	Registered office	Percentage[1]
	Hedimix B.V.	Boxmeer	
	Hendrix' Assurantiekantoor B.V.	Boxmeer	
	Hendrix Beleggingen International B.V.	Boxmeer	
	Hendrix International Investments B.V.	Boxmeer	
	Hendrix Poultry Breeders B.V.	Stevensbeek	50.00%
	Hendrix UTD B.V.	Boxmeer	
	Hengro B.V.	Boxmeer	
	Hifeed Russia B.V.	Boxmeer	
	Hisex Benelux B.V.	Zevenaar	33.33%
	Hybro B.V.	Boxmeer	
	Hybro Poultry Partners B.V.	Boxmeer	33.33%
	Hypor B.V.	Boxmeer	50.00%
	De Körver B.V.	Boxmeer	
	Maasweide B.V.	Boxmeer	
	Marine Harvest N.V.	Amersfoort	
	Marine Harvest Europe B.V.	Boxmeer	
	Masterlab B.V.	Boxmeer	
	Nutreco B.V.	Boxmeer	
	Nutreco International B.V.	Boxmeer	
	Nutreco Nederland B.V.	Boxmeer	
	Pingo Poultry Farming B.V.	Boxmeer	
	Pingo Poultry Foodservice B.V.	Mierlo	
	Pingo Poultry Ingredients B.V.	Goor	
	Pingo Poultry Products B.V.	Cuijk	
	Plumex B.V.	Boxmeer	50.00%
	Reudink Biologische Voeders B.V.	Vierlingsbeek	
	Selko B.V.	Goirle	
	Stimulan B.V.	Boxmeer	
	Trouw Nutrition Hifeed B.V.	Boxmeer	
	Trouw International B.V.	Boxmeer	
	Trouw Nutrition International B.V.	Boxmeer	
	Trouw Nutrition Nederland B.V.	Putten	
	UTD Zuid Limburg B.V.	Lemiers, Gemeente Vaals	25.00%
	Wagemaker's Fouragehandel B.V.	Twisk	
Norway	Agder Smolt AS		11.00%
	AquaGen AS	Sunndalsøra	18.63%
	Aquarius AS	Lovund	16.68%
	Atlantic Halibut AS	Hjelmeland	
	Centre for Aquaculture Competence AS		66.00%
	Cod Culture Norway AS	Øygarden	
	Eidane Smolt AS	Forsand	33.00%
	Finnøy Fisk AS	Finnøy	45.00%
	Fiskerintvikling Hidra AS		75.00%

Country	Full name	Registered office	Percentage
	Fresh Atlantic AS	Trondheim	34.00%
	Gildeskål Forsøksstasjon AS	Inndyr	31.33%
	GIFAS Marine AS		31.33%
	Glomfjord Smolt AS	Lovund	44.69%
	Haugevika AS		50.00%
	Havbrukstjenesten AS		41.00%
	Helgeland Marinfisk AS	Lovund	14.32%
	Hjelmeland Eiendomsselskap AS		25.00%
	Hidra AS	Hidrasund	
	Høllalaks AS	Lovund	11.62%
	Hydrotech Gruppen AS	Kristiansund	19.24%
	Imsland Smolt AS	Imsland	
	Laksehuset AS	Brekke	31.00%
	Laksetransport AS	Kråkvåg	35.00%
	Lofilab AS		
	L&K Karlsen Holding AS	Kristiansund	33.34%
	Marine Harvest AS	Bergen	
	Marine Harvest Bolga AS	Bolga	
	Marine Harvest Norway AS	Bergen	
	Marine Harvest Trading AS		
	Matrefisk AS	Bergen	
	Mowi AS	Bergen	
	Nesset Fiskeoppdrett AS		4.10%
	Nova Sea AS	Lovund	44.50%
	Nutreco Aquaculture Research Centre AS	Stavanger	
	Nutreco Support AS	Stavanger	
	Rygro AS	Hjelmeland	
	Salsnes Industribyg AS		24.50%
	Sandværfisk AS		22.26%
	Sandvær Holding AS		22.26%
	Sandvold Havbruk AS	Bergen	
	Seafarm Invest AS	Lovund	44.69%
	SFI Melø AS	Tjøtta	31.28%
	Skretting AS	Oslo	
	Skretting Eiendom AS	Stavanger	
	Sømna Fiskeoppdrett AS		22.26%
	Storm Company AS	Trondheim	34.00%
	Storm Havbruk AS	Hjelmeland	45.00%
	ST Stamfisk AS	Bergen	
	Sunnhordland Sjøgard AS	Stord	4.50%
	Tomma Laks AS	Husby	26.81%
	Tomma Marinfisk AS	Husby	6.16%
	Tomma Marinslakteri	Nesna	6.65%
	Torris Product Ltd. AS	Halsa	44.69%

Country	Full name	Registered office	Percentage[1]
	Vågafossen Settefisk AS	Vikedal	46.64%
	Vevelstad Fiskeindustri AS	Vevelstad	16.13%
	Vega Sjøfarm AS	Vega	22.26%
	Vital Settefisk AS	Stokkvågen	14.32%
Poland	Trouw Nutrition Polska Sp. z o.o.	Grodzisk Mazowiecki	
Portugal	Fábricas de Moagem do Marco S.A. (FABRIMAR)	Marco de Canaveses	
	Nutreco Portugal SGPS Limitada	Marco de Canaveses	
	Trouw Nutrition Portugal Lda.	Lisbon	
P.R.C.	Trouw Nutrition Hunan Co. Ltd.	Xiangtan	
Romania	Hifeed Romania Srl	Bucharest	
Russian Federation	Trouw Nutrition c.i.s.	Moscow	
Spain	Agrovic Alimentación, S.A.	Barcelona	
	Aragonesa de Piensos, S.A.	Utebo (Zaragoza)	23.98%
	Farm-O-San S.A.	Madrid	
	Granja Tamiko S.L.	Partida Garroferal	10.38%
	Grupo Sada p.a. S.A.	Madrid	
	Hypor España S.A.	Lugo	47.44%
	Masa Proavic, S.A.	Vilanova i la Geltrú (Barcelona)	
	Nanta S.A.	Madrid	
	Nutreco España S.A.	Madrid	
	Nutreco Inversiones Internacionales S.A.	Madrid	
	Nutreco Servicios S.A.	Madrid	
	Piensos Nanfor S.A.	La Coruña	50.00%
	Piensos Nanpro S.A.	Segovia	50.00%
	Primayor Ganaderiá, S.A.	Madrid	50.00%
	Proaval S.A.	Valencia	10.38%
	Sada p.a. Andalucia, S.A.	Alcalá de Guadaira	
	Sada p.a. Canarias S.A.	Santa Cruz de Tenerife	
	Sada p.a. Castilla-Galicia, S.A.	Valladolid	
	Sada p.a. Catalunya S.A.	Lleida	
	Sada p.a. Valencia, S.A.	Sueca	
	SOCODASA S.L.	Madrid	34.96%
	Trouw Nutrition España S.A.	Madrid	
	Trouw España S.A.	Burgos	
Sweden	T. Skretting AB Sweden	Stockholm	
Tunesia	Sociéte de Nutrition Animal (S.N.A.) Tunisia S.A.		0.37%

Country	Full name	Registered office	Percentage[1]
Turkey	Trouw Yem Ticaret Anonim Sirketi	Bodrum	99.00%
United Kingdom	Atlantic Sea Products Ltd.	Edinburgh	
	Borsea Ltd.	Edinburgh	
	Borsea Hatcheries Ltd.	Edinburgh	
	Eishken Estate Ltd.	Edinburgh	
	Followstart Ltd.	Edinburgh	
	Joice & Hill (Poultry) Limited	Fakenham, Norfolk	20.00%
	Marine Harvest McConnell Ltd.	Edinburgh	
	Marine Harvest (Properties) Ltd.	Edinburgh	
	Marine Harvest (Scotland) Ltd.	Edinburgh	
	McConnell Salmon Ltd.	Edinburgh	
	Nordos (UK) Limited	Wincham, Northwich	
	Nutreco Limited	Wincham, Northwich	
	Pairc Salmon Ltd.	Edinburgh	
	Trouw Aquaculture Limited	Invergordon	
	Trouw Nutrition Limited	Wincham, Northwich	
	Trouw Nutrition (Northern Ireland) Limited	Belfast	
	Trouw Nutrition (UK) Limited	Wincham, Northwich	
	Trouw (UK) Limited	Wincham, Northwich	
	Trouw (UK) Pension Trust Limited	Wincham, Northwich	
United States of America	Anchor USA Inc.	Delaware	
	Euribrid Inc.	Delaware	
	Hybrid International Inc.	Delaware	
	Marine Harvest USA Inc.	Delaware	
	Marine Harvest Americas, Inc.	Delaware	
	Moore-Clark USA Inc.	Seattle, Washington	
	Storm Seafood Ltd USA	Woodbury	23.80%
	Trouw Nutrition USA LLC	Highland, Illinois	
Venezuela	Nanta de Venezuela C.A.	Aragua	50.00%

[1] Percentage (%) of the issued share capital (if not wholly-owned)

The Management[1]

SUPERVISORY BOARD[2]

R. Zwartendijk
Member of the Supervisory Board
Chairman
Dutch (1939)
Appointed: 29 January 1999, reappointed at the AGM of 8 May 2003 for a period of four years expiring at the AGM of 2007

L.J.A.M. Ligthart
Member of the Supervisory Board
Vice-Chairman
Dutch (1938)
Appointed: 1 July 1997, reappointed at the AGM of 10 May 2001 for a period of four years expiring at the AGM of 2005

Y. Barbieux
Member of the Supervisory Board
French (1938)
Appointed: 13 May 1998, reappointed at the AGM of 23 May 2002 for a period of four years expiring at the AGM of 2006

J.M. de Jong
Member of the Supervisory Board
Dutch (1945)
Appointed: 28 August 2003 for a period of four years expiring at the AGM of 2007

S. Rennemo
Member of the Supervisory Board
Norwegian (1947)
Appointed: 16 November 2001 for a period of four years expiring at the AGM of 2005

EXECUTIVE BOARD[3]

W. Dekker – Dutch (1956)
Chief Executive Officer

C.J.M. van Rijn – Dutch (1947)
Chief Financial Officer

J.C.A. den Bieman – Dutch (1959)
Chief Operating Officer Aquaculture

J.B. Steinemann – German (1958)
Chief Operating Officer Agriculture

NUTRECO AQUACULTURE

J.C.A. den Bieman – Dutch (1959)
Chief Operating Officer Aquaculture

H.W. van Beek – Dutch (1944)
Controller Nutreco Aquaculture

V. Halseth – Norwegian (1958)
Director R&D Nutreco Aquaculture

I. Løyning – Norwegian (1956)
Managing Director Business Group Skretting Salmon Feed

K. Hidle – Norwegian (1949)
Controller Business Group Skretting Salmon Feed

J.J.M. van de Schot – Dutch (1947)
Controller Business Group Skretting Trout & Marine Species

P. Smith – British (1948)
Managing Director Business Group Marine Harvest Europe

S. Rafferty – British (1963)
Controller Business Group Marine Harvest Europe

P.M. Fitzpatrick – American (1946)
Managing Director Business Group Marine Harvest Americas

P. Dongelmans – Dutch (1959)
Controller Business Group Marine Harvest Americas

NUTRECO AGRICULTURE

J.B. Steinemann – German (1958)
Chief Operating Officer Agriculture
Managing Director Business Group Agri Feed/Food NW Europe & Breeding

L.A.M. Claessens – Dutch (1959)
Controller Nutreco Agriculture
Controller Business Group Agri Feed/Food NW Europe & Breeding

L.A. den Hartog – Dutch (1955)
Director R&D Nutreco Agriculture

J.M. Moreno Girón – Spanish (1948)
Managing Director Business Group Agri Ibérica

A.C. Martinez Aso – Spanish (1961)
Controller Business Group Agri Ibérica

J.G. Oskam – Dutch (1956)
Managing Director Business Group Trouw Nutrition International

H.J. Abbink – Dutch (1961)
Controller Business Group Trouw Nutrition International

CORPORATE STAFF

R.J.W. Bakker – Dutch (1959)
Director Information Management

J.R. Hole – Norwegian (1951)
Corporate Director Food Safety

J.B.W. van Hooij – Dutch (1953)
Group Tax Manager

B. Kroon – Dutch (1968)
Group Audit Manager

F.A.C. van Ooijen – Dutch (1958)
Corporate Communications Director

J. Pullens – Dutch (1968)
Manager Investor Relations

J. Slootweg – Dutch (1966)
Group Treasurer

H.A.T.M. Teunissen – Dutch (1955)
Corporate HSEQ Director

J.H. Velthuis – Dutch (1956)
Director Corporate Human Resources

T.W.C. Versteegen – Dutch (1952)
Manager Corporate Reporting and Accounting

B.H.M.J.J. Verwilghen – Belgian (1952)
Company Secretary
Director of Legal

[1] Situation as of 31 December 2004

[2] For other mandates, see 'Corporate governance' chapter page 50

[3] For other mandates, see 'Corporate governance' chapter page 49

Information on Nutreco shares

As at year-end 2004, a total number of 34,482,632 shares had been issued. Of these shares, 401,714 are held in treasury by Nutreco. In 2004, a total of 506,810 shares were issued as stock dividend and 37,558 shares were issued for the employee share participation scheme. In addition, 18,850 shares were issued as a result of the exercise of share options by Nutreco employees.

SPREAD OF TOTAL NUMBER OF SHARES OUTSTANDING

ESTIMATED % DISTRIBUTION OF ORDINARY SHARES

	%
The Netherlands	64
United States	10
United Kingdom	10
Other European countries	15
Other countries	1
	100
Institutional investors	80
Private investors	20
	100

DISCLOSURES UNDER THE DISCLOSURE OF MAJOR HOLDINGS IN LISTED COMPANIES ACT

Under the Dutch Disclosure of Major Holdings in Listed Companies Act, the Company received four disclosures. These disclosures were made by:

Fortis Utrecht N.V.	11.3%
ING Groep N.V.	10.01%
MaesInvest B.V.	9.3%
Aegon N.V.	5.01%

In addition, Nutreco has issued 6,241,500 cumulative preference shares 'A', which are not quoted on the stock exchange. These shares already existed prior to the flotation in 1997. From 31 December 2003, 3,744,900 cumulative preference shares 'A' are held by MaesInvest B.V. and 2,496,600 cumulative preference shares 'A' are held by Fortis Utrecht N.V. No new cumulative preference shares 'A' were issued during the year under review.

MaesInvest B.V. currently holds an interest of 9.3% in the total issued capital of Nutreco Holding N.V.

KEY FIGURES PER ORDINARY SHARE

(EUR)	2004	2003	2002	2001	2000	1999	1998
Net result	2.13	-4.25	1.91	2.67	2.92	2.11	1.75
Net result before amortisation of goodwill and impairment	2.23	1.91	2.32	3.06	2.96	2.11	1.75
Dividend	0.53	0.53	0.67	0.82	0.82	0.62	0.53
Payout[1]	35%	35%	35%	31%	31%	30%	30%
Shareholders' equity	15.78	14.02	20.07	18.89	16.11	10.68	8.03
Highest share price	30.80	24.40	39.83	56.60	57.70	40.80	36.50
Lowest share price	17.60	11.65	11.54	31.70	30.05	27.20	20.90
Closing price	20.23	21.78	17.79	35.90	56.60	30.65	33.58
Average number of ordinary shares outstanding (x 1,000)	34,056	33,342	3,271	32,589	29,545	28,186	26,912
Number of ordinary shares outstanding (x 1,000)	34,081	33,518	33,285	32,660	32,133	28,883	27,571
Market value at closing price (EUR x 1,000)	689,457	730,016	592,140	1,172,494	1,818,728	885,264	925,834

[1] The payout ratio amounts to 35% of the net result accruing to ordinary shareholders exclusive of the book profit of EUR 20.5 million on the sale of Hendrix Meat Group

DIVIDEND

The proposed dividend per ordinary share amounts to EUR 0.53 (2003: EUR 0.53). The payout ratio amounts to 35% of the net result accruing to ordinary shareholders exclusive of the book profit of EUR 20.5 million on the sale of Hendrix Meat Group. Formulated at the flotation in 1997, Nutreco's dividend policy is aimed at distributing an annual dividend amounting to 30-35%. In August, the Company distributed an interim dividend of EUR 0.14. Following adoption by the General Meeting of Shareholders, the final dividend of EUR 0.39 may be distributed in shares or in cash at the shareholder's option. The stock dividend will be determined after the close of trading on 19 May 2005 on the basis of that day's closing price and will be equal to the cash dividend.

GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders will be held at the NH Barbizon Palace Hotel, Amsterdam, on Thursday 19 May 2005, at 2.30 pm.

IMPORTANT DATES

17 February 2005	Publication of the annual results 2004
19 May 2005	General Meeting of Shareholders Determination of final stock dividend exchange ratio (after close of trading)
23 May 2005	Ex-dividend date
24 May to 7 June 2005	Option period
14 June 2005	Declared final dividend payable
2 August 2005	Publication of the half-year results 2005 Determination of the interim stock dividend exchange ratio (after close of trading)
4 August 2005	Ex-dividend date
5 to 19 August 2005	Option period
24 August 2005	Declared interim dividend payable
16 February 2006	Publication of the annual results 2005
18 May 2006	General Meeting of Shareholders

NUTRECO SHARE PRICE VERSUS AEX (Jun. 1997 - Feb. 2005)


AEX (EUR)
Nutreco share (EUR)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
60
50
40
30
20
10
NUTRECO SHARE
AEX
06-'97
01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
01-'04
01-'05

concept and design: Porter Novelli






T. SKRETTING


Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

RECEIVED
2005 JUN 13 P 12:
FICE OF INTERN
CORPORATE FI

United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

SOCIAL & ENVIRONMENTAL REPORT 2004


SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH, D.C.
192
SECTION









nutreco



Contents



[chapter 1]

Introduction by the CEO

Progress, challenges, achievements and changes for Nutreco in 2004



• Nutreco was founded from four former divisions of BP Nutrition - Feed & Animal Products, Agri Specialties, Breeding and Aquaculture.
• Senior academics on a special Nutreco advisory board give independent advice on whether we are meeting our targets for sustainable development.

Nutreco head office in Amersfoort, the Netherlands.

For Nutreco, 2004 was the year to reformulate the company strategy.

Active portfolio management must ensure improvement on invested capital and the generation of a sound cash flow. Therefore, in future, the company will focus on activities with growth potential in combination with good results that are more stable than has been experienced in recent years. These principles were worked out in further detail in 2004 in a strategic plan entitled **'Rebalancing for Growth'**. Presented publicly in November 2004, the strategy indicates that Nutreco will focus on animal nutrition and fish feed. The feed activities have been consistent contributors to income and profit throughout the life of Nutreco.

Actions to change the balance began in 2004.

In September, Nutreco announced its intention to divest Hendrix Meat Group to Sovion, a company where Hendrix Meat Group would be a core activity and where the business and its people could flourish. This move was completed in December 2004.

Again in September, Nutreco Holding N.V. and Stolt-Nielsen S.A. announced the signing of a Memorandum of Understanding to merge their worldwide fish farming, processing and marketing and sales operations into a stand-alone new business entity. The necessary steps began in 2004 and were completed in 2005, following approval from the competition authorities.

The change of balance is continuing as this report is being prepared.

When the rebalancing is complete, it will change the position of Nutreco in society and the pattern of its environmental responsibilities.

During 2005, the senior management of Nutreco will discuss together with the Advisory Board on Sustainable Development the impact these changes have on its Corporate Social Responsibility and define the priorities to be pursued and topics to be covered in future Social & Environmental Reports.

Net sales by activity (EUR x million)


590
Fish feed
959
Compound
feed
588
Fish
416
Premix
81
Breeding
484
Pork
740
Poultry

One aspect of the increased focus on animal nutrition and fish feed will be to extend Nutreco's geographical presence into areas of developing economies. A challenge here will be to balance local cultures and practices with, for example, the occupational health and safety standards Nutreco requires of all its operating companies.

However, foremost in our mind in going forward is an awareness that only companies that are well connected with society and with consumers' changing opinions and concerns can be successful in business.

1 THE 2004 REPORT

In this Social & Environmental Report 2004, we record, as in previous years, the steps we have taken to engage with society and address concerns expressed and issues raised. We also report the continuing effort throughout our businesses to improve further our environmental performance in terms of the resources used and the environmental impact of our activities.

Sustainability has in recent years become a 'must have' attribute for many commercial enterprises. At the same time, it has become the subject of academic debate as to exactly what it means. Nutreco takes a practical approach where sustainability combines seeking for new and sustainable resources while reducing demand on current resources through greater efficiency and substitution.

The Nutreco approach is demonstrated in the following chapters. From the sustainability perspective, we look at the energy consumed, the raw materials we use, the search for alternatives and the outputs of our activities. The objective is always the same: to balance what we need with what is available. We keep in mind the definition given in the Brundtland report of the United Nations in the 1980s that sustainable development is development that meets the needs of the present without compromising the ability of future generations to meet their own needs.

2 GRI COMPLIANCE

The Global Reporting Initiative, GRI, is an international multi-stakeholder institute aiming to make the social and environmental reports, or corporate responsibility reports, comparable between companies in a manner equivalent to financial reports. We have in previous years endeavoured to fit the Nutreco Social & Environmental Report to the GRI requirements.

In this report, we are taking a step back. It has become apparent that the range of corporate activities of all companies is too wide effectively to achieve full comparability at present. The result for Nutreco was, for example, reporting on aspects of performance such as CO_2 production, which is time-consuming to assess yet the impact of Nutreco is genuinely insignificant in comparison with many other industries. This shortcoming has been recognised and the next step in GRI is to prepare criteria for industry sectors. Nutreco is following the development and is willing to contribute.

3 PERFORMANCE POINTERS

For the 2004 report and for future reports, Nutreco has changed its method of calculations and benchmarking. As environmental parameters, such as energy consumption and waste, are mainly relevant to production and processing sites, Nutreco now uses the 'industrial sites' as the basis for reporting and benchmarking environmental parameters. For social data, information from all sites is used, giving a coverage as close as practically possible to 100%. Nutreco believes this will provide a more accurate representation of the company and better insight for stakeholders.

There are negative indications and incidents we must record.

Over the first years of reporting, since 2000, we were able to report a reduction in accidents; there were 30% fewer in 2003 than in 2002. However, in 2004, the number rose from 577 to 630.

A serious fire in one of our feed premix plants, the result of an explosion, caused injuries to employees, some serious though fortunately none was fatal. New health and safety measures (ATEX) relating to explosions are being implemented throughout Nutreco.

Further initiatives and programmes to bring these numbers down are reported in chapter five of this report.

Equally, we have successes to report.

The escape of fish from aquaculture marine farms has been a continuing difficulty. In number terms, 20% fewer fish escaped from Marine Harvest farms than in 2003. As more smolts were introduced into the farms in 2004, the reduction as a proportion of fish present was even greater, down from 0.26% to 0.04%.

In terms of relationships with local communities, we can report that the number of sites receiving complaints about odours was more than halved, from twenty down to nine.

Beyond efforts to improve our measurable performance, Nutreco has several initiatives that are broader in character.

Nutreco is participating directly in a multi-party project to improve the sustainability of soya production – soya meal, a by-product of soya oil production, is an important raw material for our animal feed businesses.

Food safety is another key aspect in Nutreco's activities. Food safety begins with raw materials for feed and continues through all stages of the feed and food value chains to the retailers' shelves. Through further implementation of our unique NuTrace® system, we continue to raise standards and, with initiatives such as TrusQ in the Netherlands, we contribute to raising standards across the industry.

In aquaculture, we are actively researching and implementing measures to improve the sustainability of the fish feed chain, as part of the Aquaculture & Society programme. Additionally, Nutreco specialists are working to ensure we obtain the maximum benefits from the fish we produce – increasing value and reducing waste.

A high point of 2004 came with AquaVision. The theme was sustainability. Of the 380 delegates in Stavanger, Norway, over 90% were company presidents, managing directors or members of senior management teams. They came from 23 countries and represented all parts of the aquaculture value chain, from fish feed raw materials through to retail and food service. In addition, there was a significant presence of politicians, journalists, financial analysts and NGOs. Preparations for the third Agri Vision conference in June 2005 are well advanced.

We see these and the other initiatives reported in this publication as part of Nutreco's quest to achieve greater sustainability.

4 RECOGNITION

It is gratifying to be able to report external recognition of Nutreco's efforts and its reporting.

During 2004, a leading Dutch bank, Rabobank, reported on the effectiveness and transparency of corporate governance in businesses based in the Netherlands. Nutreco was placed ninth overall and was sixth in the list of top ten best improvers.

Nutreco was ranked in the top three of Dutch companies, alongside Philips, for transparency in its Social & Environmental Report 2003 by VBDO, the Dutch Association of Investors for Sustainable Development.

The Dutch Ministry of Economic Affairs in 2004 commissioned consultancy firm Berenschot and EIBE/University Nyenrode to examine the annual reports of 100 listed and 75 non-listed Dutch companies. They assessed the extent to which these companies 'rendered account' of their Corporate Social Responsibility policy. Nutreco was ranked tenth out of the 175 companies. Also, as reported in chapter three, Nutreco was awarded an honourable mention as a pacesetter in Corporate Social Responsibility in the agricultural sector of the Netherlands.

In December 2004, the Nutreco business unit Hendrix UTD received an award for its 'Klaar een Klus' project. In the Netherlands, Hendrix UTD cooperates with an organisation called Landelijk Steunpunt & Zorg (Rural Support & Care). Employees volunteer to work for a day on one of a network of around 400 farms that provide activities and rehabilitation for people with physical or psychological difficulties.

5 DILEMMAS

A notable aspect of Nutreco reporting, appreciated by external stakeholders, is a willingness to share and report some of the dilemmas facing the company.

Two reported this year concern raw materials for feeds.

There is continuing demand in some regions for non-GMO feeds but the difficulty and cost of sourcing these is increasing. It is necessary to apply a surcharge reflecting these costs.

An important proportion of fishmeal used in fish feeds manufactured in Scotland and Norway is sourced from the North Atlantic where the population of blue whiting is under pressure. Avoiding fishmeal made from this fish means paying more for the meal and being less competitive. Nutreco Aquaculture, together with some other feed companies, is encouraging the authorities to set sustainability quotas for blue whiting.

6 TEN YEARS OF NUTRECO

Finally, we had another important event in September 2004. Nutreco celebrated ten years of existence. This was a special occasion and a time to reflect on the growth and progress achieved over those ten years.

Valued memories included the hard work by everyone and the sense of achievement in bringing Nutreco to the point where a successful IPO was feasible.

We have taken leading positions in many markets and expanded the presence of Nutreco significantly.

Now, we will refocus our efforts in a new and exciting phase of Nutreco, which will bring its own particular challenges and dilemmas. Nutreco will accept these and face them in the coming ten years in the same responsible manner as in the past ten years.

Wout Dekker
Chief Executive Officer
29 April 2005

ABOUT THIS REPORT

The Nutreco Social & Environmental Report is complementary to the Annual Report.

Reporting is based on information gathered from the Nutreco corporate offices and from businesses and operating companies that are wholly or mostly owned by Nutreco.

Further topics covered are those instances where Nutreco is involved together with other commercial companies, government bodies, consumer groups and non-governmental organisations in actions to resolve difficulties and to improve the sustainability of sectors relevant to Nutreco, wherever in the world this may be.

Personnel and performance data are gathered by means of detailed questionnaires circulated at the end of the year in question to all businesses and operating companies covered by the above definition.

The information gathered is checked, collated and analysed by Nutreco management. The results are presented in a series of performance indicators and texts on key topics that seem most relevant to Nutreco. These should provide an informative overview of the social and environmental aspects of Nutreco. A GRI index indicates where the performance indicators reported coincide with GRI indicators.





TROUW & CO.





HENDRIX








HENDRIX











Nutreco – a company in transition

Nutreco Holding N.V. is an international animal nutrition and fish feed company, creating value through food chain expertise. The company holds selected downstream positions in the poultry and fish chains.



Nutreco has international compound feed activities, with a particular focus in the Benelux and Iberian peninsula. It has a global presence in fish feed production with activities in all major fish farming regions. The feed speciality activities of Nutreco are also global in scale. In 2004, Nutreco produced 4.5 million tonnes of compound feed for land animals, 1 million tonnes of feed for fish and 0.5 million tonnes of feed specialities. In addition, Nutreco is active in the poultry industry in the Benelux and Iberian pensinsula and has worldwide interests in the breeding of poultry and pigs.

A change of strategy, '**Rebalancing for Growth**', was developed in 2004 and announced in November. Implementation began during 2004, which means that Nutreco was a different company at the end of 2004 from the one that began the year and it continues to be in a process of change.

Through the new strategy, Nutreco is emphasising the core role of animal nutrition and fish feed activities.

Changes that took place in 2004 were the divestment of the pork activities, Hendrix Meat Group, to Sovion and the initiation of a merger of the fish farming, processing and marketing and sales activities of Marine Harvest with those of Stolt Sea Farm to form a stand-alone business entity. The process was completed in 2005.

For most of 2004, the structure of Nutreco remained constant and the activities of all sections of the company are relevant to this report, but plants and businesses that were no longer part of Nutreco at 31 December 2004 (mainly Hendrix Meat Group) are not included in the calculation of performance indicators shown in this report.

1 COMPANY STRUCTURE

The following section describes Nutreco in 2004.

The headquarters and corporate offices of Nutreco are located in the Netherlands. The businesses around the world that form Nutreco are divided into two business streams: Nutreco Agriculture and Nutreco Aquaculture. These are founded on the production and supply of feed for livestock and for fish. In 2004, net sales of Nutreco were roughly two-thirds in the agriculture business stream and one-third in the aquaculture business stream.

Cross-business cooperation between the streams brings multiple advantages not available to more specialised businesses. Purchasing activities for feed raw materials are coordinated to enhance Nutreco's ability to manage in an increasingly global market. Equally, the coordination strengthens Nutreco's ability to influence the development of more sustainable supplies (see pages 32-33).

Built on the feed foundations, Nutreco has activities at selected points in the food value chains in fish and poultry. Collectively, these activities provide Nutreco with an overview and understanding of the protein food value chains from field or fish farm through to the plate.

Nutreco people have the skills and direction necessary to perform efficiently and responsibly – for customers, consumers, the environment, local communities, employees, the animals concerned and for shareholders.

1.1 Business stream structure

Each of the two Nutreco business streams, Agriculture and Aquaculture, is divided into business groups, which are made up of business units. Each business unit contains a number of operating companies, which are present with production and processing plants in 22 countries around the world.

Both business streams have research & development activities to support the businesses and help address their customers' needs. These are located in the Netherlands, Spain and Norway.



The map shows the locations of the 80 Nutreco production and processing sites reported on in this document. Some sites are close to one another and represented by a single dot. The Marine Harvest sites are indicated in blue.





2 NUTRECO AGRICULTURE

Nutreco Agriculture has four business groups – Agri Feed NW Europe & Breeding, Agri Iberica, Trouw Nutrition International and Agri Food NW Europe. Between them, they are setting and raising standards in feed and food safety, in innovative and speciality feeds and in breeding.

2.1 Compound feeds

Compound and speciality feeds are produced by plants in the Netherlands, Belgium and Germany, and in Spain and Portugal. The Hendrix UTD business unit in Agri Feed NW Europe & Breeding holds the number two position in the Dutch feed market. The Nanta business unit in Agri Iberica is Spain's leading feed compounder.

Compound feeds are manufactured for poultry, pigs, dairy and beef cattle, and for other species including sheep, goats and rabbits.

Special ranges of feeds include organic feeds, feeds for horses and petfoods such as the innovative Arion petfood range in Europe. Both the range and geographic distribution of Nutreco horse feeds and petfoods are expanding.

2.2 Feed specialities

Trouw Nutrition International operates worldwide as a leader in feed specialities. These are high-precision, high-value products. They include premixes with vitamins and minerals, protein concentrates and feed additives for compound feed manufacturers, integrated producers of animal protein and large farmers. A range of young animal and speciality feeds meets the nutritional needs of livestock in transitional phases such as gestation (from conception to giving birth) and weaning. The products are marketed together with supporting nutritional services and information. Trouw Nutrition International also produces petfoods.

2.3 Breeding

Nutreco's breeding activities are in four sectors – broiler and layer chickens, turkeys and pigs. The breeders use sophisticated selection methods including statistics, DNA analyses and a computerised data bank of features and characteristics of pure lines. They supply grandparent and parent stock to provide farmers with stock that will thrive in a wide range of conditions.

Nutreco Breeding Research specialists together with geneticists at Wageningen University play an active role in the global chicken genome project (mapping the genes). This project reached a milestone in December 2004 when the completion of the chicken genome was announced in a special issue of the scientific journal Nature.

As a matter of Nutreco policy, gene modification techniques are not used in any Nutreco breeding activities.

2.4 Poultry

Poultry meat products are provided from vertically integrated broiler production units in the Netherlands, Belgium and Spain. They are processed by Nutreco businesses in specialised plants in the Netherlands, Belgium and Spain under the Pingo and Pimpollo labels. A wide range of chicken meat products is supplied to retailers, wholesalers and food service, focussing on fresh value-added products in those countries and through export markets. Nutreco Agriculture is one of the major European poultry producers.

2.5 Pork

Until the end of 2004, Nutreco was the owner of Hendrix Meat Group in the Netherlands, which supplies a variety of pork products, also specialist bacon and ham. These, and fresh case-ready meat products, are sold to retailers, wholesalers, food service and for further processing in the




Netherlands, and as exports notably to the UK and Italy. Hendrix Meat Group is the second largest pork producer in the Netherlands.

In December 2004, Hendrix Meat Group was sold to Sovion, in line with the Nutreco strategy announced in November 2004, 'Rebalancing for Growth'.

As described above, no data from Hendrix Meat Group is included in the indicators in this report. There were no major incidents at any of the sites of Hendrix Meat Group that would have merited special mention and explanation.

2.6 R&D

Nutreco Agriculture conducts research to develop the feeding of poultry, pigs, cattle and rabbits. It also has research activities focussed on animal breeding and food quality. The research aims to improve the products and production practices of the businesses. R&D centres work closely with the businesses to link new product development to consumer and customer demand. Animal welfare and environmental performance are core topics. Contacts are maintained with leading universities and research institutes for more fundamental research.









3 NUTRECO AQUACULTURE

Nutreco Aquaculture is a world leader in modern aquaculture. Through feed production and farming activities, it is helping to meet the growing demand for fish. Nutreco Aquaculture is playing a key role in the development of aquaculture with research in fish nutrition and the development of production methods and technology.

3.1 Fish feeds

The business groups Skretting Salmon Feed and Trout & Marine Species manufacture fish feed in Europe, in North and South America and in Australia. There was toll manufacture to Nutreco specifications in Japan in 2004. Sales are worldwide. The fish feed businesses are the main suppliers to all major fish farming companies.

Feeds are produced for salmonids (salmon and trout) and many other farmed species including temperate and warm-water marine species such as sea bream, sea bass and turbot, farmed, for example, in the Mediterranean region, and yellowtail and barramundi (Asian sea bass), farmed in Japan and Australia respectively. The businesses also produce feeds for cold-water marine species such as cod and halibut, which are now being farmed, for example, in North America, Scotland and Norway. The feeds are sold worldwide.

The key objectives of Nutreco fish feed businesses include continuous improvements in the sustainability of raw materials and in the nutritional value of the end products. Significant attention is given to providing technical support and advice on efficiency in feed selection and feeding regimes.

3.2 Fish farming

Marine Harvest Europe and Marine Harvest Americas are the two business groups running the fish farming operations that produce fish in Norway, Chile, Scotland, Canada and Ireland. The main species being farmed is Atlantic salmon.

Marine Harvest has fish processing plants in Norway, Chile, Scotland, Ireland and France, plus dedicated contract plants in Canada and Poland, serving the world with high quality farmed fish and fish products. Aquacultural production of further fish species such as cod, halibut, barramundi and yellowtail is actively being developed.

The processing plants provide a wide range of nutritious fish products including whole fish, fillets, steaks and portions, and value-added products such as sushi and smoked salmon.

These are marketed to retailers, the food service industry and further processors and through wholesalers.

In September 2004, Nutreco Holding N.V. and Stolt-Nielsen S.A. announced the signing of a Memorandum of Understanding to merge their worldwide fish farming, processing and marketing and sales operations into a stand-alone new business entity. By the end of 2004, the Nutreco shareholders had given their unanimous approval. The remaining steps were acceptance by regulatory and competition authorities followed by closure of the transaction, which took place in 2005. This joint venture initiative is in line with the Nutreco strategy announced in November 2004, '**Rebalancing for Growth**'. The joint venture agreement signed by both parties specifies that Nutreco will have a 75% holding in the independent Marine Harvest and a presence on the Supervisory Board.

3.3 R&D

Fish feed production and fish farming activities are supported by research and development work at the Nutreco Aquaculture Research Centre (ARC), which has an international reputation as a leading source of innovation for modern aquaculture, for example by improving feed use efficiency and the sustainability of the feed raw materials. Fish farm management and fish health and welfare are other focus areas for Nutreco ARC.

Further information on Nutreco and its activities is available in the Nutreco Annual Report 2004 and on the Nutreco website, www.nutreco.com.



[chapter 3]

Nutreco and Corporate Social Responsibility

The Corporate Social Responsibility stance of Nutreco is set by corporate leadership, represented in the Executive Board. The foundation for Corporate Social Responsibility in Nutreco is specified in a group of written codes such as the Credo, the Code of Ethical Conduct (with which all managers are required to sign a statement of compliance) and the Health, Safety, Environment and Quality policy, see page 31. Implementation of these standards is a matter of corporate governance. These codes can be found in this report (pages 67-68), in the Annual Report and on the Nutreco website.



Details of corporate governance in Nutreco are explained in the Nutreco Annual Report 2004, pages 48-59, in compliance with the Tabaksblat Code (requirements for corporate governance for companies based in the Netherlands, also known as the CG Code).

Building on the foundation of the written codes, Nutreco has established a corporate ethos in which sustainability is a key feature – in ecological, financial and social terms. Taking this further, Nutreco aims to be a positive influence in those sectors where it is most active, for example in the sustainability of feed raw material supplies and in raising standards in feed and food safety.

A team of corporate directors, who report directly to the CEO, oversees implementation of corporate requirements and the standards throughout Nutreco. These are Company Secretary, Human Resources, Corporate Communications, Food Safety, and Health, Safety, Environment and Quality. In addition, the Chief Financial Officer (CFO) applies financial standards that are common throughout Nutreco, whilst being compliant with local requirements. The CFO is aided by specialist teams, namely Internal Audit, Corporate Reporting and Accounting, Tax, Treasury, Investor Relations and Information Management.

In the Netherlands, a new code on corporate governance for Dutch publicly quoted companies has been in place from 1 January 2004. The Tabaksblat Code emphasises the importance of the roles of the Audit Committee, the Board of Management, the Supervisory Board and the external auditor. Effectively, it strengthens the positions of the shareholders and the Supervisory Board. The Tabaksblat Code applies not only to companies in the Netherlands but also to all their subsidiary businesses worldwide. An extended section on Risk Management can be found in the Nutreco Annual Report, starting on page 14.

The Company Secretary is the Compliance Officer responsible for ensuring managers are signed up to the Code of Ethical Conduct. In 2004, a whistleblowing procedure was developed and added to the Code of Ethical Conduct. Any infringement of the existing policy and procedures can be reported without the person who made the report experiencing any negative consequences as a result. A Code of Ethical Conduct was introduced in 1997. An updated code was subsequently published in the Nutreco Social & Environmental Reports and on the Nutreco website.

CORPORATE SOCIAL RESPONSIBILITIES

NUTRECO PEOPLE

sustainability	food quality	community
AQUACULTURE & SOCIETY		

The people of Nutreco are vital in all aspects of Corporate Social Responsibility; Aquaculture & Society has an impact in all areas as well.

1 CORPORATE SOCIAL RESPONSIBILITY – THE NUTRECO APPROACH

Nutreco is aware that it does not operate in a vacuum. Inevitably, its activities will have an impact on the environments and communities in which they are located.

The fundamental approach of Nutreco to these aspects of operating a business are encapsulated in the Nutreco Credo, see page 68. The Credo identifies and addresses Nutreco relationships with the following: Consumers, Employees, Environment and Community. It is the Nutreco philosophy that by conducting its business in a manner that observes the values defined for these relationships, Nutreco will achieve a long-term performance that will generate a continuing and acceptable return for shareholders.

Nutreco's top management reviewed Nutreco's presence as an integral part of global society in 2002 and the results have influenced activities since then. The review included a series of dialogues with a broad range of stakeholders. These dialogues were used to gather the view of Nutreco 'as others see us' and to identify the relevant issues of greatest importance.

Information and views gathered in this exercise enabled Nutreco to draw together a unique combination of topics into four focus areas. The four focus areas are Sustainability including animal welfare, Food Quality, Investment in the Community, and Aquaculture & Society. Attention to achieving improvement in these focus areas enables Nutreco to make effective, positive improvements in its Corporate Social Responsibility performance.

The focus areas provide topics for the remaining chapters in this report. Nutreco employees – the Nutreco People – are vital to achieving improvements in any of these focus areas and therefore are the subject of the first of these chapters.

Changes took place in Nutreco at the end of 2004 and are continued in 2005, following from the divestment of Hendrix Meat Group and the establishment of an independent Marine Harvest joint venture. As a result, the focus areas, and the stakeholder balance, will be adapted for the future.



1.1 Transparency and ratings

- During 2004, a leading Dutch bank, Rabobank, reported on the effectiveness and transparency of corporate governance in businesses based in the Netherlands. The report, 'Corporate governance: Taken seriously at last', was published in June 2004 and was based on a survey of 78 businesses. The survey was conducted by Rabobank Securities together with sister organisation IRIS Research. Nutreco was placed ninth overall and was sixth in the list of top ten best improvers. Rabobank also prepares an assessment based on four clusters of the Tabaksblat Code items that it considered the most important. Nutreco was one of only four companies to score a full 10 for transparency. Its other cluster scores were 6.4 for shareholder rights, 8.3 for performance and 9.4 for fairness.

- Nutreco was ranked in the top three of Dutch companies, alongside Philips, for transparency in its Social & Environmental Report 2003 by VBDO, the Dutch Association of Investors for Sustainable Development. Top company was Heineken. VBDO used the indicators of the Global Reporting Initiative to make its ranking and described the top three companies as the front-runners in Social Responsibility in the Netherlands.

- The Dutch Ministry of Economic Affairs in 2004 commissioned consultancy firm Berenschot and EIBE/University Nyenrode to examine the annual reports and websites of 100 listed and 75 non-listed Dutch companies. The requirement was to assess the extent to which these companies 'rendered account' of their

Corporate Social Responsibility policy in these reports. Nutreco was ranked tenth out of the 175 companies. Two areas where Nutreco could make significant progress were identified as in presenting a profile of the company and in verification of reported information. The other five areas for assessment were: social impact of business operations, stakeholder dialogue and supply chain responsibility, embedding the CSR policy, results, and form (availability, contact information, publication date and scope).

- Nutreco was awarded an honourable mention as a pacesetter in Corporate Social Responsibility in the agricultural sector of the Netherlands by a jury representing the Ministry of Agriculture, Environment and Food Quality, LTO Nederland and the Dutch Association of Food Industries VAI.

2 STAKEHOLDER DIALOGUES

The success and importance of the stakeholder dialogues begun in 2002 is reflected by their continuation to the present day, coordinated by Corporate Communications.

The dialogues are two-way processes. They provide 'corporate responsibility' eyes and ears for Nutreco, monitoring the views and assessments of the external world. At the same time, they provide a means of communicating fully on the precautions, safeguards and principles of operation of Nutreco to the outside world.

Stakeholders brought into the dialogue process include customers, employees (works councils), shareholders, regulatory authorities, scientists, the media, non-governmental groups (NGOs such as consumer, environmental and animal welfare issue groups), the financial community, top business executives and the community at large and, in particular, the communities close to Nutreco operations.

Corporate Communications leads the multi-disciplinary team that is responsible for the preparation of the Nutreco Social & Environmental Report. As Nutreco was the previous award winner, a member of this team represented Nutreco on the panel of judges for the 2004 ACC awards for social and environmental reporting in the Netherlands. Corporate Communications also ensures the standards and principles of Nutreco are clearly and adequately communicated within the company.

Nutreco has a network of communications professionals in the countries in which it operates. These Communication and Reputation Officers (CROs) represent the company in all activities and regions. They act as channels of communication in two directions – ensuring that the company provides correct and consistent messages and information and that the views of stakeholders are presented to the company. CROs are appointed at two levels: Executive CRO and Operational CRO. Operational CROs carry out regional-specific communications plans and initiatives, supported by Corporate and by the Executive CROs, who provide an overview and ensure time and resources are available.

CROs liaise with stakeholders on local and regional level, including NGO activity relevant to the operations of Nutreco. In key countries and businesses, contacts were maintained with the leading NGOs to engage them in dialogue, wherever possible, for improved mutual understanding of objectives and activities. In a number of cases, this has led to joint activities, for example on sustainable soya production (page 32), the WWF USA Roundtable for Salmon (page 52) and participation in the Dutch National Salmon Platform (page 57).

2.1 Food value chain in 2020

The Nutreco Corporate Director Food Safety was invited by the Senior Public Servants Committee of the Nordic countries to provide a view from the food industry on 'the food value chain in 2020'. The Vision Seminar in Iceland focussed on food and its consequences for human health and well-being. Other contributors were from a food research institute and a food safety committee in Brussels.

Senior civil servants present represented ministries of agriculture, fisheries, health and social affairs. The Nordic food safety agencies were also present. Following the seminar, the key messages were taken to the Council of Nordic Ministers.

Topics covered by the Corporate Director Food Safety in the presentation included obesity and the need for industry and governments to work together in managing food safety and quality in educating the public on healthy eating and in building consumer confidence in the food value chains. The importance of R&D in improving food production and nutrition, the value of fish in the diet and the need for harmonised legislation were also covered.

Nutreco initiated AquaVision conferences in 1996 to provide a global aquaculture business forum. These events bring together all stakeholders in aquaculture for an exchange of information and ideas and to debate the issues surrounding the development of sustainable aquaculture.

The theme in 2004 was 'Making Aquaculture the Sustainable Blue Revolution'. This was chosen by Nutreco Aquaculture as reflecting the philosophy of Nutreco and because the time was right to address this topic together with other players in the industry. As reported by Rabobank in 'Food and Agribusiness 2004', aquaculture now accounts for 33% of total seafood production. By 2015, this will have risen to 50%, and this is in a world where animal protein consumption per capita is increasing. Aquaculture is providing a growing share of a growing market.

AquaVision 2004 was the fifth in this series and attracted the most high-ranking audience yet. Of the 380 delegates in Stavanger, Norway, over 90% were company presidents, managing directors or members of senior management teams. They came from 23 countries and represented all parts of the aquaculture value chain, from fish feed raw materials through to retail and food service.

In addition, there was a significant presence of politicians and journalists. A no-fee policy for non-governmental organisations (NGOs) helped to ensure that cost did not inhibit their participation. In total, about 30 NGO delegates from Europe and the US participated.









The Norwegian Minister of Fisheries, Svein Ludvigsen, used AquaVision 2004 as an opportunity to hold a roundtable meeting with ministers and government representatives from other aquaculture countries attending the conference. He was joined at the table by Dermot Ahearne, Minister of Communications, Marine and Natural Resources in Ireland, Felipe Sandoval, Vice-Minister of Fisheries in Chile, and government representatives from Canada, the Netherlands and the Scottish Executive (representing the United Kingdom). Presentations were given to the meeting by Dr Reid Hole, Nutreco Corporate Director Food Safety, Alex Trent, Executive Director Salmon of the Americas, and Geoffrey Podger, Director of the European Food Safety Authority.

"Together we must make consumers understand that eating salmon is good for your health and we must combat rumours and misleading information about farmed fish," said Svein Ludvigsen following the meeting.

Opening the AquaVision 2004 conference, Hans den Bieman, the Chief Operating Officer of Nutreco Aquaculture, said: "Modern aquaculture, with its production of fish such as salmon, trout and more recently cod, can contribute significantly to feeding the world with excellent protein, but we must control its development responsibly to ensure sustainability, quality and safety. The industry must meet the demands of society while supplying what retail and food service customers need and what the consumers want."

A keynote address was given by Barry Costa-Pierce, Professor of Fisheries and Aquaculture at the University of Rhode Island in the United States, Director of Rhode Island Sea Grant and author of 'Ecological Aquaculture: the Evolution of the Blue Revolution.' He commented: "We are in a period of rapid expansion for aquaculture, driven by population growth, the developing economies of Asian countries and increasing awareness of the health value of fish in the diet. However, to succeed, aquaculture must tie in with social structures and the natural ecology."

"Aquaculture is ideally poised to provide for growing demands that fisheries cannot meet. In addition, as a knowledge-based industry, aquaculture can supply the information about food that today's consumers want, but it must also meet the challenges of environmental communication and address the social issues of coastal developments. There is a huge gap between the family enterprises originally envisaged and industrial production. To be sustainable, aquaculture must become rooted in its communities."

Dr Jason Clay, Vice-President of the Center for Conservation Innovation of WWF-US, told the AquaVision audience that it was not the aim of WWF to put aquaculture producers out of business but to help them be viable in 25 to 50 years' time.

"Aquaculture is the fastest growing form of food production, which is why it attracts our attention. We want to work with resource users to help them reduce impacts. We understand that zero is not possible and we acknowledge aquaculture is here to stay."

Wout Dekker, Nutreco CEO, emphasised that the industry is young but knows what the issues are and is addressing them. He said that the 2004 conference proved more than any before how right Nutreco had been in 1996 when it founded this open business forum.

"The industry needs to talk together and to listen to its critics," he said and welcomed the presence of NGOs as well as people directly involved in aquaculture and their customers. "We are privileged to be in a growth industry and should not forget we have a tremendous product; it is tasty, healthy and fits the modern lifestyle."

A brochure presenting Nutreco's industry-leading Aquaculture & Society initiative was distributed to all delegates at AquaVision 2004 (further information is given on page 53).

4 AGRI VISION 2005

Nutreco organises an equivalent Agri Vision conference in the alternate years. Agri Vision 2005 will take place 14-16 June in Noordwijk aan Zee in the Netherlands, with the theme 'Empowering Partnerships'. The conference will focus on a broad range of aspects related to partnerships. The subtitle 'Vision, Ventures and Value' defines the three sessions of the conference, focussing on the future developments in the agriculture industry, partnerships from different perspectives and the success various partnerships have brought to the companies involved.


Vision
Empowering Partnerships









Nutreco People

The people that make up the workforce of Nutreco are its most significant assets. Their know-how and expertise represent an important part of its future. Care is taken to ensure they are treated fairly, given equal opportunities and offered opportunities to progress – through education and training or by movement within the company.



The total number of staff on 31 December 2004 was 12,408, compared with 12,763 in 2003. This reduction is mainly due to the divestment of Hendrix Meat Group, with 973 employees, to Sovion in December 2004, partially offset by increases in other businesses including Marine Harvest, Trouw Nutrition International and Euribrid.

The figures that follow are based on information provided from 135 plants and sites, relating to the status at 31 December 2004. As the planned joint venture Marine Harvest cannot become a reality until 2005, the personnel of Marine Harvest business groups are represented here.

In 2004, 70% of employees were in production, 11% were middle and senior management and 19% were in other white-collar posts. The gender ratio was 71.7% male and 28.3% female. Bachelor degrees or higher qualifications were held by 1,560 employees (13%). The main countries of employment are Chile (25%), Spain (25%), the Netherlands (13%), Norway, UK, Belgium and North America (USA and Canada).

Turnover in personnel was 13.2%, which is in line with the average figures for those industries where a large proportion of Nutreco personnel are employed, namely poultry and fish processing. This figure does not include the staff of Hendrix Meat Group, which was divested to Sovion in December. Nor does it include the staff of the Trouw Nutrition International joint venture in Venezuela, which is a new entity in the Social & Environmental reporting for 2004. Average duration of employment was 7.4 years and the average age was 35.5 years. The youngest employee, aged 15, was in Hypor in Canada.

Distribution of employees by gender

	FEMALE	MALE
Total employees	28%	72%
Distribution and production	28%	72%
Middle and senior management	20%	80%
Other white-collar employees	35%	65%

1 CORPORATE HUMAN RESOURCES

Nutreco views all employees as key stakeholders in the company.

Therefore, in the recruitment and treatment of people, Nutreco works hard to apply the principle of equal rights and


Language distribution in 2004
4%
Others
4%
French
6%
Norwegian
14%
English
53%
Spanish
19%
Dutch

opportunities for everyone – regardless of their age, gender, race or country of employment. A culture of open communication between managers, subordinates and colleagues is also encouraged.

Given the diversity of companies that make up Nutreco worldwide, it is only to be expected that at local level there will be some differences in the way they operate, change and grow.

The Corporate Human Resources Department plays an essential role in setting and communicating employment standards globally. It provides guidelines to make clear where Nutreco is aiming and encourages everyone to head in the same general direction. It also ensures that consistent and fair policies, processes and tools are available worldwide to managers, helping them to find the optimum balance between company interest and personal interest for all employees.

The Department is headed by a Corporate Human Resources Director, reporting directly to the CEO.

1.1 Corporate HR strategy

Early in 2004, the Human Resources team of Nutreco began developing a new HR strategy to provide the required uniform standards for management throughout the entire company. This new strategy was the result of the HR review conducted in 2003 (see Nutreco Social & Environmental Report 2003, page 19).

There are now three elements in the corporate HR strategy:

- Performance Management
- Career Development and Succession Planning
- Reward

At the core of the strategy is a set of Nutreco Competencies that makes clear to people what is expected of Nutreco managers and functional specialists. The Competencies are grouped under five principle headings: Drive for Results, External Focus, Guiding the Business, People Development and Operational Excellence.

Preparations for implementation of the new HR strategy are well advanced and implementation will be completed once the organisational changes announced in September 2004 are finalised.

2 EMPLOYEE CONSULTATION

In response to a request from the Dutch Federation of Trade Unions (FNV), on behalf of unions representing Nutreco employees, the Social & Environmental Report 2003 was brought to the attention of all employees. A 20-page summary edition of the report was produced in five languages for distribution to employees, helping to promote awareness of the company's objective to increase sustainability throughout its activities.

Many Nutreco business units regularly conduct employee satisfaction surveys. Surveys have been conducted in around half of Nutreco businesses in the past three years. In 28% of locations, there is a formal arrangement to hold such a survey at least once every three years.

Most employees are represented on works councils (present in 80% of production and processing plants) and Health, Safety and Environment (HSE) committees (present in 91% of production and processing plants). Representation across all sites covered in questionnaires (135), which includes e.g. sales offices, was 64% and 71% respectively.

Nutreco has a European Information and Consultation Council, in line with EC Directive 94/45/EC, which requires all companies above a certain size and operating in more than one European country to have a means whereby management can inform and consult with employee representatives on matters that affect employees in more than one of these countries. The Council meets twice a year and minutes are made available in eight languages.

3 BENEFITS AND COMPENSATION

All Nutreco employees are paid in accordance with national legislation and never less than the minimum wage in their country of employment. It is Nutreco policy that they should be at least in line with those in equivalent industries in the same country as Nutreco is keen to recruit and retain a high-quality workforce.

Pension provisions vary between countries, according to the level of pension offered through the state schemes. For example, in Spain and Chile the state schemes provide good retirement pensions. In countries where this is not the case, Nutreco ensures employees have an adequate pension scheme available.

The Nutreco Human Resources guidelines state that companies will, in principle, follow collective labour arrangements. On top of this, companies will develop a total compensation and benefit and social security package in order to position themselves as a good and attractive employer in their industry.

3.1 Working week and holidays

The average working week in Nutreco in 2004 was 40.8 hours. It was 40.6 hours in 2003. The longest working week is in Chile, where Marine Harvest Chile and Skretting Chile have a 48-hour working week. Other business units working over 40 hours a week were Trouw Nutrition Mexico and Hybrid Turkeys (Euribrid) Canada. The shortest working week is in France at 35 hours. The total of hours worked was 24,491,714.

On average, there are 21.8 days of paid holiday. The lowest figure is ten days of paid holiday, in Canada and China.

3.2 Negotiations completed in Chile

Marine Harvest Chile reached agreement on employment conditions with the Union of El Teniente processing plant in October 2004. A positive attitude from the Union Board members and Marine Harvest management meant the process was closed one week earlier than the legal due date. The deal completed a successful process of negotiations that started with the farms union in 2003 and processing plants in 2004, establishing stable conditions and good relationships with employees.

Union representation in 2004



Nutreco
Benchmark
39.1%
15.9%
46.6%
51.7%
35.9%
11.4%
8.3%
21.8%
3.1%
26.2%
Chile
Norway
Spain
The Netherlands
UK

4 INTERNATIONAL LABOUR STANDARDS

The standards specified in OECD conventions and the relevant ILO conventions on employment are endorsed by Nutreco and, where valid for the business, are integrated in the Code of Ethical Conduct (page 67), Nutreco HR standards and the HSEQ policy (page 31), which is monitored by the HSEQ audit system. These rights include the freedom of association and union membership. Union representation in the main countries is shown in the diagram. They also include the clear assertion that Nutreco does not engage in or support the use of child labour, as defined in these standards and conventions.

4.1 Marine Harvest Chile is model for industry

In 2004, the Regional Office of Labour in Region X of Chile identified the Marine Harvest Chile Safety Regulations for Contracted Companies as a model for the aquaculture industry in Chile. The contract covers the company's attitude and policy with respect to current labour regulations and Marine Harvest's own specific requirements, including those relating to Marine Harvest's ISO certifications for quality and environmental standards.



Regional Director of Labour, Adriana Moreno, analysed the document and after a few detail changes were implemented, she asked for authorisation from Marine Harvest to replicate it as an example for the aquaculture industry.

4.2 Nutreco scores well in Spanish employment survey

When the Spanish weekly business review magazine Actualidad Economica surveyed leading companies in Spain on the conditions for employees, Nutreco España came top in the food and agriculture sector.

The survey, published in the edition of 15 July 2004, covered employment aspects such as Career Prospects, Salaries/Remuneration, Labour Environment & Working Hours, Training, Corporate Social Responsibility, and Employees & Transparency.

Nutreco España is the corporate entity that represents all Nutreco companies in Spain. These companies are Nanta, animal feeds; Grupo Sada, poultry production and processing; Trouw España, producing Skretting fish feeds; Hypor España, pig breeding; and Trouw Nutrition España, feed premixes and specialities.

In total, the Spanish businesses employ over 3,000 people.







Of the 135 top companies in all sectors of Spanish industry and commerce covered by the Actualidad Economica survey, Nutreco España came 53rd. This is a significant achievement for a company where most employees work in meat processing.

Developments in LTIs since 2000

	Employees	LTIs/million man-hours	Average lost time/LTI
2000	10,990	36.5	83
2001	12,934	46.4	86
2002	13,442	35.6	139
2003	12,763	25	115
2004	12,408	26	123

As the number of LTIs decreases, those accidents leading to a prolonged absence have an increasing effect on the average of hours lost.

5 REDUNDANCIES

There were four plant closures, and one move, with resultant redundancies in 2004.

The Skretting UK fish feed plant in Renfrew, Scotland, closed in March 2004. Approximately 30 people were made redundant. All affected staff were offered a comprehensive support programme designed to help in finding new employment and retraining.

Prior to the divestment of Hendrix Meat Group, the Hoogeveen plant was closed in September 2004, leading to the loss of 58 posts. More than half were offered redeployment in the group.

In Spain, a feed mill that had been part of an acquisition (Agrovic) was closed in January because it could not economically be brought up to Nutreco standards. Fifteen employees were made redundant. A farm for the supply of grandparent stock in the Hypor España pig breeding activity was closed for business reasons. The activities of a Sada slaughterhouse were transferred from Manresa to Lleida, with the agreement of the trade unions. Employees were offered the option of continuing in post at the Lleida plant, but only one took up the offer.

6 STRIKES

Strikes were held in four sites in Nutreco during 2004. Two of these, at Skretting Italy and Trouw Nutrition Italy, were directed at government proposals and not the company.

The two other strikes were in Spain, at the Sada Toledo plant (208 people for 11 days) and the Sada Alcalá de Guadíra plant (107 people for three days).

Both strikes were led by the representative trades union. In Toledo the strike was in support of a demand for increased pay and was resolved by the introduction of a productivity bonus scheme. In Alcalá de Guadíra, the strike, also in support of a

LTIs per million man-hours per business unit in 2004



0
Nutreco Corporate & Research centres
16
Salmon Feed UK & Ireland
18
Salmon Feed Canada
11
Salmon Feed Norway
23
Salmon Feed Chile
47
Trout & Marine Species
24
MH Scotland
15
MH Norway
0
MH Ireland
80
MH Europe Sales & Marketing (processing activities)
32
MH Chile
27
MH Canada
75
Pingo Poultry
8
Euribrid
8
Agri Feed Benelux
19
Nanta
7
Agrovic
30
Sada Poultry
15
TN Americas
23
TN West Europe
16
TN CE Europe & Asia
26
NUTRECO TOTAL







pay claim, was resolved when the employees were made aware of the pay scales at equivalent plants throughout the group.

7 ACCIDENT REDUCTION PROGRAMMES

In 2004, 89% of operating companies (and 100% of processing plants) reported having a programme to monitor, reduce and, if possible, prevent accidents. Previously, the figure was 87%. Seventy-four percent of companies have set targets for reducing accidents, including 100% of processing plants. Previously, it was 77% of companies. All incidents or accidents are investigated in 95% of companies, which includes 90% of processing plants. In 76% of companies, the investigation is by formal procedure and that includes 86% of processing plants.

It should be noted that, in the past, accidents recorded in several countries in which Nutreco operates have included incidents of ergonomic origin. A typical example is repetitive strain injury (RSI) brought on by repeating the same movements over an extended period of time. These ergonomic incidents are in fact occupational health problems and are not recorded as accidents in other Nutreco countries, including the Netherlands. From 2004 onwards, Nutreco is endeavouring to record both accident and occupational health cases.

Grupo Sada in Spain has committed to attaining OHSAS 18000 certification (an occupational health & safety management system) for all operating companies. This occupational health and safety standard is particularly relevant in a business such as Sada, which is occupied in meat processing with extensive manual handling and repetitive tasks.

7.1 Lost time incidents

The number of lost time incidents increased from 577 to 630, of which 443 were incidents with over three days' absence. The number per million man-hours was 26, compared with

25 in 2003 (see diagram on the previous page). Compared with 2003, the average of hours lost per incident has increased from 115 to 123. The number of LTIs causing an absence of more than three days is recorded throughout the European Union. In 1998, for this sector, it was 4,492 per 100,000 employees. For Nutreco, in 2004, it was 3,570 per 100,000 employees.

On 29 January 2004, a fire broke out following an explosion at the Putten factory of Trouw Nutrition Netherlands. The factory produces premixes and special ingredients for animal feed. Three employees were injured and taken to hospital, one in a serious condition requiring a week in hospital. Two employees returned to full-time employment and one to part-time employment. The plant came back into full production at the beginning of 2005. New health and safety measures relating to dust explosions (ATEX) are being implemented throughout Nutreco, see page 31.

7.2 Manual handling

Nutreco has an objective to eliminate as soon as reasonable the manual handling of weights greater than 25 kg. In 2004, 36% of operating companies reported weights in excess of 25 kg could be handled manually. This compares with 38% in 2003. Most (83%) of those companies have initiatives to reduce or eliminate manual handling of such weights, including all processing plants. More than 60% of companies also have actions to encourage suppliers to eliminate manual handling of more than 25 kg. Twenty-two of the 135 questionnaires returned indicate that suppliers audits now include health and safety aspects.

Ninety percent of Nutreco production and processing plants have risk identification and evaluation programmes in their health and safety processes, or are in the process of implementing one (15%). The total is 100% for the processing plants. Two-thirds of Nutreco production and processing plants now have a programme for identifying, monitoring and preventing RSI (repetitive strain injuries), or have a programme in development (15%). The total is 81% for processing plants. Processing is the activity in Nutreco where these aspects of health and safety are most important.

Absenteeism in the main countries


7.4%
Belgium
0.5%
Canada
2.7%
Chile
3.4%
France
2.1%
Ireland
4.7%
Norway
5.5%
Spain
6.7%
The Netherlands
2.6%
UK
1.7%
Other

8 ABSENTEEISM

Absenteeism in Nutreco was 3.7% in 2004 and 3.6% in 2003. Rates for the main countries are shown in the diagram. Most companies (83%) now have programmes to monitor and reduce absenteeism, which includes 95% of processing plants.

9 TRAINING AND DEVELOPMENT

It is Nutreco philosophy that employees should be provided with and encouraged to take further training and development. For example, in mid-2004, Marine Harvest Chile was awarded for having had the highest number of employees participating in training programmes provided by SENCE in Region X of Chile in 2003.

SENCE is the Chilean National Training and Employment Service (Servicio Nacional de Capacitación y Empleo). Around 1,800 Marine Harvest employees benefited from SENCE training designed to improve their skills and job competitiveness. "Recognising the achievement of Marine Harvest Chile is a way of stimulating other companies to emulate this extraordinary behaviour," commented Jossie Escarate, National Director of SENCE.



Training with a new enterprise resource planning program, Movex, at Skretting in Ireland.

Marine Harvest Chile was also awarded for its work in conjunction with ProEmpleo. Almost 75% of Marine Harvest personnel selected through this scheme to bring people back into the workforce have maintained their jobs, a situation described as 'exemplary' by the Regional Secretary of the Ministry of Labour and Social Security, Ramón Espinoza.





Teams from the Skretting plants in Invergordon, top, and Northwich with their Investors In People awards.

9.1 Skretting UK wins Investors In People recognition

Skretting UK gained accreditation as an Investor In People (IIP) at all three of its sites in 2004. The accreditation demonstrates the company's commitment to the development of its employees and how it recognises and values individual contribution to the overall success of the company.



[chapter 5]

Improving the performance of our companies

- Ten years of continuous improvement in Health, Safety, Environment & Quality scores.
- Nutreco participates in international initiative to improve sustainability of soya production.
- Continuing attention to animal welfare is found in organic broiler chain, breeding programme for robust poultry and schemes for improved pig housing.
- Attention to environmental impact is demonstrated by comprehensive monitoring of energy and resources used, outputs from all sites and continuing programmes to improve them.



When Nutreco began to report on its journey towards greater sustainability, a series of indicators were identified to help assess its impact on the planet and to monitor progress in controlling or reducing this impact.

These indicators are based on a combination of Nutreco's own experience and the views of other organisations, such as the Global Reporting Initiative, that provide guidance towards sustainability. Objectives were set for a number of indicators, for example in occupational health, in energy and water consumption, also in certification of operational standards and of feed and food safety. Progress towards or achievement of objectives is reported in this chapter and in the chapter Nutreco People on page 20.

The task of gathering the data for the indicators is part of the corporate Health, Safety, Environment and Quality (HSEQ) function. Reporting this information demonstrates Nutreco's positive approach to transparency together with its ability to measure and monitor its physical impact on the planet. Progress towards objectives shows that Nutreco is concerned to limit this impact and work today towards sustainability for tomorrow.

In addition to actions described here, those specific to aquaculture are reported in the chapter Aquaculture & Society on page 52.

1 HEALTH, SAFETY, ENVIRONMENT AND QUALITY

Nutreco has a clearly defined HSEQ policy, which is disseminated throughout all Nutreco companies. This is the base for the Good Practices (GP), as defined by the Global Food Safety Initiative (GFSI), within Nutreco, one of the benchmarks used for the NuTrace® concept (see below).

The Nutreco HSEQ Audit System came into operation in 1990. This rigorous system sets the standards for all aspects of HSEQ, covering organisational and procedural matters. It is based on risk identification and evaluation, corrective actions and appropriate control and monitoring. The standards set by Nutreco incorporate and often exceed national and international standards as defined, for example, in ILO conventions (International Labour Organisation) and are significantly stricter and more thorough than any legal requirement.


The Netherlands
HSEQ audits & inspections in 2004
HSEQ audits & inspections planned for 2005

Nutreco HSEQ standards are applied equally throughout the company, irrespective of site location or function.

The HSEQ audit team works to a programme that has been checked and approved by the Executive Board. The reports of their audits are submitted to the business managements and the Executive Board. The head of the team reports directly to the CEO.

HSEQ audits are conducted on all manufacturing and processing plants at least once every four years. They are augmented by site inspections, especially if improvements have been specified. Additional audits and inspections are conducted when requested by business managements.

Forty audits and inspections were conducted in 2004. Of these, 31 were HSEQ audits, eight were ATEX inspections (see below under Dust explosion standards) and one was a NuTrace audit (see Nutreco – Food Quality). An HSEQ audit takes one to four days – starting with a review of the current situation, including actions, developments and occurrences since the previous audit. A thorough site inspection takes place and the auditors complete a detailed questionnaire that addresses all organisational, procedural and technical topics. Additionally, a quantitative rating is used for measuring progress and benchmarking.

The thoroughness of Nutreco audits means that Nutreco sites matching these standards have a sound basis for meeting corresponding internationally recognised standards. Results from HSEQ audits are reported to the companies providing insurance cover and have a financial benefit on premiums required.

The locations of the 40 audits and inspections carried out in 2004, and of a further 25 audits scheduled for 2005, are indicated on the accompanying map. Audits and inspections conducted during 2004 at plants of Hendrix Meat Group are counted in these figures.

The chart shows how average scores have improved in the years since Nutreco was established as an independent entity in 1994. Scores are given in four categories: total quality management, occupational health, safety and environment. All four categories show clear improvement, even though standards in many instances have evolved to become more demanding in that time.

1.1 Dust explosion standards

In 2004, the Nutreco HSEQ team reviewed Nutreco standards with respect to the risks of dust explosions. This was done because the original standards were set in 1992 and because of new legislation in the EU that incorporates dust explosion requirements (ATEX). In 2004, there was a dust explosion at the fish feed mill in Stavanger, Norway. The new standards were fully integrated in Nutreco HSEQ audits from November 2004 onwards. Businesses can request inspections to ensure their plants meet ATEX requirements. Eight such inspections were carried out in 2004. The new ATEX legislation in Europe became effective on 1 July 2003 for plants built after that date. Existing plants have until 1 July 2006 with respect to equipment already in place.

1.2 Upgrading Agrovic plants in Spain

In 2001, Nutreco acquired Agrovic, the vertically integrated poultry production business in Spain. This brought in four feed plants that were significantly below Nutreco standards. Following HSEQ audits, projects to upgrade three of these plants began in 2002. One was considered to be beyond upgrading and was closed in March 2004.

Total Quality Management, Occupational Health, Safety, Environment



74
81
84
88
64
69
74
84
56
67
75
83
74
75
74
86
Total quality
Working conditions
Safety
Environmental aspects
Results period 1995-1997 (40 audits)
Results period 1998-2000 (52 audits)
Nutreco results period 2001-2002 (28 audits)
Nutreco results period 2003-2004 (42 audits)

THE HSEQ POLICY

For Nutreco, quality is a core value. This is valid for the quality of products, the health and safety of operations, and the quality of its environmental performance. Nutreco believes this to be an integral part of responsible, efficient and profitable business management.

Nutreco strives to participate in a responsible manner in the food chain, with sustainability, based on quality and safety, as a governing principle.

Therefore, Nutreco is committed to the following principles:

- Ensure that working environments are safe and appropriate for employees, suppliers and third parties.
- Contribute to food safety and quality at all points of the food chain where Nutreco is active.
- Apply the principle of sustainability as a driver towards continual improvements in environmental performance.
- Be conscious of and attentive to the impact activities may have on neighbours, the local community and the interests of society in general.

We consider quality awareness and commitment to the HSEQ principles as the pillars of the future success of our company.

This HSEQ policy is valid for all companies and activities where Nutreco has a managerial or operational role.

Wout Dekker, CEO Nutreco




Portada mill before upgrade.




Portada mill after upgrade.

Two plants have now been completely modernised, including the introduction of several environmental measures such as water cleaning systems and the elimination of dust escaping to atmosphere. Also, working conditions have been improved and made safer. An HSEQ audit in June 2004 showed a substantial improvement in all aspects. The completion of the upgrade of the third plant is scheduled for mid-2005.

2 USING RESOURCES

The major resources consumed by Nutreco are raw materials for animal feed, energy and water. Energy includes electricity, gas, petroleum-based fuels and wood. Feed raw materials are the major resource by a considerable distance; over 80% in financial terms.

2.1 Feed raw materials

Coordinating raw materials purchasing in Nutreco brings multiple advantages. While most are commercial, it also strengthens Nutreco's ability to influence the development of sustainable supplies.

Protein raw materials for animal feed tend to come from tropical and subtropical regions. The main one is soya meal, the principal by-product from the production of soya oil, which is mainly used by the food industry. Soya meal is key for Nutreco's animal feed businesses.

Soya oil represents around 25% of all vegetable oils consumed worldwide. South America (mainly Argentina and Brazil) has replaced the United States as the world's major soya exporting region.

Soya production has become one of the fastest growing industries in South America. While its production is a major source of income and promotes development and employment in several countries of the region, the extensive cultivation and expansion of agricultural frontiers also bring ecological and social costs. Typical examples include deforestation, water pollution and soil erosion in the major production countries – Brazil, Argentina, Bolivia and Paraguay. Based on current trends, the soya industry is set to continue its growth.

The Netherlands is the world's second largest importer of soya, after China, and therefore the largest importer of soya within the EU. Nutreco businesses in the EU process a relatively constant quantity of soya meal in animal feed, fish feed and premix operations. Nutreco's global consumption of soya meal averages at around 65,000 tonnes a month.

The impacts of large-scale soya production in South America have been brought to the attention of a number of non-governmental organisations (NGOs) in the Netherlands by their partners in South America. These Dutch organisations formed a coalition, known as the 'Soya Coalition', early in 2003. The purpose was to bring the soya issue to the attention of the Dutch public, industry, banks and government.

In January 2004, Nutreco, as a major user of soya meal, was invited to discuss this subject at a seminar in Amsterdam called 'Sustainable Production of Soya, a View of the Future'. The seminar was organised by WWF, AidEnvironment, Milieudefensie, NC-IUCN, Both Ends, Cordaid, Fair Food and Solidaridad. Other Dutch companies that use substantial quantities of soya, such as Unilever, were also invited. Representatives of the Brazilian NGOs presented their project plan with criteria for a more sustainable soya production (see www.sustainablesoy.org).

After the seminar, three meetings took place between Nutreco and members of the 'Soya Coalition'. The aim of the meetings was to check with Nutreco the feasibility of the criteria in the Brazilian plan, to discuss what realistic steps can be taken towards more sustainable soya production and in what way Nutreco can persuade its major suppliers to participate in this discussion.









Next step in the soya discussion was the first Roundtable on Sustainable Soy (RSS) conference in Brazil in March 2005, at which Nutreco had a presence. The conference, initiated by WWF, brings environmental and social organisations together with representatives of business in the soya supply chain, from growers and feed mill operators to meat producers and retailers. The plan is jointly to start the process of addressing the issue and promoting a more sustainable production of soya with all stakeholders involved in soya production and trade.

The Roundtable on Sustainable Soya has the following objectives:

- To reach consensus among critical stakeholders;
- To develop and promote criteria for sustainable soya production;
- To promote and replicate pilot projects on sustainable soya;
- To monitor the status of soya production in terms of sustainability.

Nutreco is involved in the discussion concerning more sustainable soya production because of the company's views on sustainability, as expressed by Wout Dekker: "Only companies closely connected to society's concerns and to changing consumers' demands can continue to operate successfully." If Nutreco is not to be seen as part of the problems associated with current soya production, it has to participate to ensure it is part of the solution.

Fishmeal, fish oil and the use of vegetable alternatives are discussed in the chapter Aquaculture & Society on page 54.

NON-GMO SOYA

Nutreco is of the opinion that both GMO and non-GMO ingredients are safe and suitable for use in its products, and consequently incorporates both in its animal feeds and premixes.

Non-GMO feed products are supplied when requested. Nutreco has specialised controlled-production locations for the manufacture of products that contain less than 0.9% carry-over in each ingredient. Non-GMO soya currently accounts for about 40% of available soya supplies. In addition, Nutreco procures other non-GMO ingredients. A 3-10% surcharge for non-GMO products is levied to cover the additional costs incurred during the procurement of the ingredients and the extra production and logistics efforts.

In line with market demands, non-GMO ingredients are primarily used in fish feed and organic feed. Nutreco manufactures limited quantities of non-GMO animal feed in the Netherlands and Belgium, namely about 10% of Nutreco's total manufacture of animal feed in both countries. Ninety-eight percent of this non-GMO animal feed is destined for the broiler sector; equal amounts of the remaining 2% are supplied to the layer poultry and dairy sectors.

The Dutch and Belgium demand for non-GMO animal feed is fairly stable, as is the European demand for non-GMO fish feed.

2.2 Green electricity

In 2004, Nutreco continued its use of 'green electricity' in the Netherlands. This is the result of an agreement negotiated and signed in 2003. The contract for 2004 covered 106 million kWh provided by electricity supplier RENDO. This was approximately equivalent to the consumption of 35,000 households. Green electricity is generated from renewable resources, in this case mainly from biomass, plus some hydro-energy, see www.rendo.nl. The higher cost of green electricity from the end of 2004 led to a review of this arrangement for 2005.

The restructuring process carried out in Pingo Poultry, as reported by Nutreco in 2003, and gathering data for the Social & Environmental Report, revealed significant differences between plants in the consumption of energy per kilo of product. These resulted, for example, from differences in shift patterns. In 2004, all energy uses at the plants were analysed and the best options identified. The objective is to reduce the energy per kilo by 30%.

Hendrix UTD has been running an energy reduction programme for several years. Each site is required to put an energy reduction project into effect. The results and effective practices are then shared between all sites.

2.3 Natural gas in Norway

Skretting in Stavanger was one of the first companies in Norway to replace oil and propane fuels with natural gas.

Natural gas is considered to be a more environmentally friendly source of energy. The switch to natural gas by Skretting was made possible by the development of a fixed pipeline system in the area. Using natural gas will reduce the emissions of NO_x by some 1260 kg a year, SO_2 by around 590 kg and CO_2 by 700 tonnes. It will also reduce energy usage and costs. Gas deliveries started in March 2004.

2.4 Energy in the pig value chain

Hendrix Meat Group and Hendrix UTD (a Nutreco feed business) in the Netherlands continued their participation in a project, begun in 2003, to reduce energy consumption in the pig value chain. Taking an overview of energy consumption along an entire value chain can identify valuable opportunities for reduction. Other participants include energy supplier Essent, government bodies, NGOs, Wageningen University and pig farmers.

From the outset, energy consumption was monitored at key points of the value chain. In 2004, additional monitoring points along the chain were identified and monitoring was implemented. The first results will be reported during 2005.

3 WELFARE CONCEPTS

David Byrne, European Commissioner for Health and Consumer Protection, speaking at the OIE Global Conference on Animal Welfare, Paris, 23 February 2004, said: "Animal welfare standards are not defined at international level, except in Conventions by the Council of Europe. We, therefore, fully recognise that the World Organisation for Animal Health (OIE), as a global organisation with 166 member countries, is uniquely placed to facilitate international discussions.

"Our trading partners are well aware that the EU wishes to pursue this with vigour. We welcome that 166 members of OIE have signed up to the resolution that animal welfare deserves to be considered as part of the development of international standards and guidelines."











As described in previous reports, animal welfare is a key focus area for Nutreco. The stance of Nutreco on animal welfare is defined in the Nutreco Credo: "Nutreco will work continuously to improve animal welfare and will encourage suppliers and customers to do likewise."

The importance of animal welfare for Nutreco is also reflected in the presence of Professor Donald Broom on the Nutreco Advisory Board on Sustainable Development. Donald Broom is Professor of Animal Welfare at the Department of Clinical Veterinary Medicine of Cambridge University in the UK.

3.1 Pig housing schemes

Hendrix UTD is involved in the development and promotion of the 'Canadian bedding system' for pigs. This group housing system takes account of animal welfare with a relatively large area per pig and a thick layer of sawdust to allow natural behaviour. It also offers environmental benefits over intensive production. Meat from pigs raised in this system will be marketed as Comfort-Pork. Hendrix UTD invited the Dutch animal welfare organisation 'Dierenbescherming' to inspect a pioneer farm using the system and give an opinion. Following the visit, 'Dierenbescherming' wrote expressing its support for the development of this system and of specifications to secure minimum standards.

3.2 COM4 pig housing at Swine Research Centre

Previous reports have described the COM4 housing system, which was developed by Nutreco companies and its Swine Research Centre. The construction of a COM4 pig unit at the Research Centre began in 2004. This innovative housing system makes use of ingenious technology for air conditioning – a geo-exchange unit underground, a base conditioner at the air intake and a top conditioner in each section to ensure a constant and optimal environment. Investment and operating costs are comparable to those of standard pig housing, but COM4 improves welfare, health, the environment and yield. The first piglets were housed in February 2005 and the first practical results will be available in mid-2005. It is expected the project will contribute to more sustainable pig production and improved meat quality.

3.3 Robust poultry

Hendrix Poultry Breeders, together with Nutreco Breeding Research Centre, the Animal Science Group of Wageningen University and Research Centre and Service XZ, initiated a project to breed laying hens with greater robustness. The Dutch Economics Ministry is providing financial support to the project. One objective is to produce poultry better suited to the extensive animal welfare positive systems preferred by consumers in Western Europe. Another objective is to breed poultry better suited to the rigours of more basic production systems found in some geographical regions of the world.

The project became fully active in 2004, with two large experiments in progress. More are planned. Genetic differences in robustness between lines have become apparent. An international, independent review panel that included poultry experts, genetic experts and a representative of the Dutch animal welfare organisation 'Dierenbescherming' has acclaimed the project.

3.4 Progress reports

Animal welfare initiatives described in previous reports have continued.

The organic broiler chain set up by Pingo Poultry is providing organic chicken products, mainly to a leading retailer in the Netherlands. The operation has more organic farms than any other poultry business in the Benelux countries. The chickens are kept at a low stocking density, at least 4 m² per bird, and fed organic feed from the Nutreco Reudink company. Nutreco is also participating in a project with the University of Ghent in Belgium to investigate the health and food safety aspects of organic chicken. The project, which began in 2003, is supported by the Flemish Regional government and will continue until 2005.

In Spain, Sada continues to market its chicken category that offers a superior quality of meat from a more welfare-conscious production system. They are slow growing, raised at a lower population density (less than 15 birds or 25 kg/m²) and fed solely on vegetarian feed free of antibiotic growth promoters and coccidiostats. Detailed traceability records are kept.

Hendrix UTD in Belgium and the Netherlands is an established supplier of vegetarian poultry feed, which is now well over half of its poultry feed production.

Nutreco cooperated with the Animal Science Group from the University of Wageningen in a research project over a period of three years, up to June 2004. The research focussed on gathering knowledge on feed, feed management and breeding of organic pigs.

Nutreco transferred its Knowledge Information Management system to the organic pig farmers at a yield improvement meeting held at the Dutch Research Institute for Animal Husbandry (Organic Research Centre Raalte).

Biofoon, a service desk providing practical and technical information to organic pig farmers, will use the information. The combined information, from Biofoon and Nutreco, has been brought into a digital manual available to organic pig farmers and advisers, and should contribute to market-orientated organic pig farming.

4 PERFORMANCE INDICATORS

The figures that follow are based on information provided from 135 locations, 80 of which are production and processing sites. The remainder are, for example, sales offices, farms and research centres. The locations included relate to the status at 31 December 2004. This means the plants on Hendrix Meat Group, which was divested in December 2004, are not included.

For the 2004 report and for future reports, Nutreco has changed its method of calculations and benchmarking. Nutreco uses a questionnaire system for the main part of the gathering of information and data. Previous reports used the number of questionnaires received as the main basis for benchmarking. The results were not always accurately representative as some businesses combined multiple factories into one report, while others would come from single small sites such as farms and sales offices. Furthermore, environmental parameters, such as energy consumption and waste, are far more relevant to production and processing sites than, for example, to a sales office. Therefore, from 2004 onwards, Nutreco will use the 'industrial sites' as the basis for reporting and benchmarking environmental parameters. For social data, all questionnaires are used, giving a coverage as close as practically possible to 100%. Nutreco believes this will provide a more accurate representation of the company and better insight for stakeholders.



4.1 Water

Water usage by 21 meat and fish processing sites in 2004 can be reported as follows. This does not include Marine Harvest fish farming or other fish farming activities. It does not include figures from feed production or premix plants because these are relatively minor, as shown in the previous Nutreco Social & Environmental Reports.

The vast majority of the water used is in cleaning, flushing and disinfecting equipment, essential for the production of high-quality and safe feed and food products. The average in Nutreco was 8.7 m^3 per tonne output for poultry processing and 5.9 m^3 per tonne output for salmon processing.

Potable water consumption

	Intake from mains supplies, wells or surface water	Discharge
21 processing sites	4,059,062 m^3	4,133,230 m^3

The difference between potable water intake and water discharged results from rainwater and non-potable water that may be used.

All discharged water, 100%, is treated. Treatment of discharged water at all sites, including feed and premix plants, was as follows: 50.4% was subject to treatment at the facility and then discharged to the public sewer (for further treatment at municipal plants), 10.4% was discharged directly for treatment at the municipal plant, 39.2% was treated at the facility and discharged to surface water. Fifty-seven sites have their own wastewater treatment plants.

An objective in the 2001 report called for the establishment of water consumption efficiency programmes at all Nutreco processing sites by the end of 2005. In 2004, 33% of processing sites had such a programme and a further 38% have one in development, amounting to 71% of processing sites in total (64% in 2003).

4.2 Energy

The total of energy used by the 80 production and processing plants in 2004 was 2,925,197 Giga Joules. This represents all energy sources used in the production process and the on-site use of fuel for trucks. Fuel for transport of raw materials and finished products is not included. The figure is based on the Global Reporting Initiative conversion factors. Of this, 44.52% was electrical, 26.82% was natural gas, 11.13% was fuel oil, 5.42% was wood, 4.18% was coal, 4.01% was propane, 2.82% was directly delivered steam and 1.10% was crude oil.

For benchmarking, the energy used, excluding fuel for transport and energy for fish farming activities, was set against production volumes to give the following figures: 0.507 GJ per tonne for salmon processing (1.85 GJ in 2003 but this also included energy used on the farms and for some transport) and 1.45 GJ per tonne for poultry processing (1.84 GJ in 2003). In poultry processing, the energy per tonne varied widely, from 0.9 GJ to 1.9 GJ. While this is partially due to extra activities in further processing and cooling or freezing products, Nutreco has the objective of further reducing energy consumption at those plants with the highest consumption.

The balance of energy sources used was 93:7 electrical and combustion in salmon processing and 54:46 electrical and combustion in poultry processing.

Energy consumption per tonne of feed produced was 207.7 MJ for compound feed (235 MJ in 2003) and 1,152.3 MJ for fish feed (1,058 MJ in 2003). The higher consumption for fish feed compared with animal feed is because of the extrusion process used in producing fish feed.

The balance of energy sources in compound feed production was 50:50 electrical and combustion energy. In fish feed, it was 67:33.

In 2004, 100% of production and processing sites had energy efficiency monitoring programmes and 43% had programmes to improve energy efficiency and a further 29% have one in development, amounting to 72% of

Treatment of waste in Nutreco


2.47%
unknown (collected by authorised third party)
4.60%
other
0.51%
internal reuse
3.16%
landfill
18.51%
incinerated (mainly for energy recovery)
36.58%
third-party recycling
34.17%
composted

Tonnage of waste by type and destination

	Internal reuse	Third-party recycling	Composted or similar	Incinerated	Landfill	Others	Unknown (third-party collection)	Total
Non-hazardous organic production waste	1,185.7	74,735.7	45,404.3	36,423.3	3,836.5	5,243.7	4,515.9	171,345.1
Potentiallly hazardous organic production waste and/or returned material	-	39.9	9,512.4	9,041.7	26.0	-	0.2	18,620.2
Other organic waste	-	4,477.8	9,207.4	62.9	2,075.3	10.0	149.2	15,982.6
Manure	-	7,368.0	20,353.5	-	7	6,000	921.7	34,650.2
Paper & cardboard	17.2	1,408.7	5.5	76.0	1,540.1	9.0	121.4	3,177.9
Metals	52.3	840.2	-	-	4.0	-	90.5	987.0
Plastics	-	445.0	-	2.0	145.6	103.7	71.0	767.4
Oil	0.2	53.7	-	3.4	-	5.4	7.5	70.2
Hazardous waste	-	26.6	-	45.7	9.9	0.9	151.8	234.9
Other	-	1,050.4	-	117.9	182.0	11.0	77.4	1,438.7
Total	1,255.4	90,446.0	84,483.1	45,772.9	7,826.4	11,383.7	6,106.6	247,274.2

companies in total, compared with 78% of all questionnaires received in 2003. This relates to the objective set in the 2001 report of having energy efficiency programmes at all Nutreco operations by the end of 2005.

4.3 Waste

The total waste produced in 2004 was 247,274 tonnes (286,560 tonnes in 2003), of which 1,255 tonnes (0.5%) were reused within the facility and third parties recycled 90,446 tonnes (37%). Hazardous and oil waste was 305 tonnes. Hazardous waste was defined in accordance with the 'Basel convention' (annex II www.unep.ch/basel/index.html) and EURAL.

Waste disposal is classified as third-party recycling, composting, incineration, landfill and other. As the chart shows, virtually 90% is usefully reused, that is reused directly, recycled, composted or incinerated for energy recovery. The figure was 85% in 2003. The objective on waste recycling in the 2001 report is for continual improvement, aiming towards 100%.

In 2004, 46% of production and processing companies had a waste management programme and a further 35% had a programme in development, amounting to 81% of companies in total, compared with 79% in 2003. This relates to the objective in the 2001 report to establish waste management and recycling programmes at all Nutreco sites by the end of 2005.

In addition, 946.4 tonnes of plastic bags were retrieved from customers, of which 764.4 tonnes (81%) were recycled by third parties and 182 tonnes went to landfill.

4.4 Quality and environmental certificates

All operating companies have environmental and health & safety systems in place. These are subject to external certification where the management believes this has business benefits, for example to demonstrate publicly the responsible approach being taken and to meet the specifications of customers. The 80 production and processing sites have a total of 187 quality, environmental and other certificates, an average of 2.34 each. The certificates include ISO 9001/9002, ISO 14000, ISO 18000, GMP+, Sterlab and IKB.

At the end of 2004, 57% of processing plants had HACCP certificates. The relevant objective in the 2001 report was to have HACCP systems for all processing plants by the end of 2003, and certification by the end of 2005. HACCP systems are in place in 100% of processing plants.

4.5 Complaints

Odour complaints were received at nine sites, compared with 20 in 2003.

Complaints were received at four fish feed, one compound feed and three processing sites. Remedial actions requiring investments are planned or have already been completed at six sites and include the installation of new odour abatement systems and increases to stack heights.

Noise complaints were received at seven sites, compared with six in 2003. The persistent causes have been remedied through sound insulation and changes to working practices.

It is a continuing Nutreco objective to reduce the number of complaints. While odour complaints were reduced in 2004, noise complaints remained at the same level, albeit a low one. It may be difficult to reduce this figure much further as most instances are difficult to predict and counter, for example, the sound of an alarm or the noise of a contractor's pump. In the latter instance, the particular contractor was asked to provide a silenced pump in future.

4.6 Environmental accidents

There were no serious environmental accidents.

Two minor incidents merited reporting to the authorities. At Marine Harvest in Canada, a small amount of diesel fuel for one of the boats was spilled at a seawater site. Staff have been retrained. No environmental actions were needed.

At a Hendrix UTD plant in the Netherlands, rainwater draining into the nearby river exceeded emission standards. The rainwater has been diverted to the municipal drains.

4.7 Litigation

There were 21 legal actions in process during the year, five of which were continued from the previous year. Of these, 12 were social, relating to employment and supplier conflicts. Four were legal actions on environmental aspects. The remainder were on a variety of topics such as the siting of a fish farm.

4.8 Licences

All Nutreco production and processing plants had all the requisite operating licences.

4.9 Formal notices

No major formal notices were received.

There were 17 minor notices received in total for minor non-compliances at eight plants. In 15 cases, prompt and appropriate action was taken to rectify the situation, for example through improved training and improved odour control. In two cases, further analyses, of effluent water and a meat product, showed the company concerned was not in breach of any regulation.

4.10 Reporting

Nutreco is committed to reporting on its social and environmental performance on an annual basis. This publication is the fifth Nutreco Social and Environmental Report. Nutreco is also practising its declared approach of openness and transparency through the Nutreco website, www.nutreco.com, and the websites of many Nutreco businesses.

A number of Nutreco businesses and operating companies prepare their own annual environmental and/or social reports, often as required by regulatory authorities or as part of a certification such as ISO 14001. Most Nutreco businesses and operating companies have written plans in which local environmental and social goals are set.

TOP RATING FOR SKRETTING NORWAY

Fish feed producer Skretting Norway was awarded a 'Diploma with honours' because its Social & Environmental Report 2003 was one of the top four in its category, companies up to 250 employees. The awards for social and environmental reporting in Norway were instituted by the Foundation for Sustainable Production and Consumption (GRIP). Judgement by the jury is based on the environmental actions of the company and the way they are reported. Openness is critical. "The Skretting report clearly states the challenges facing the industry, and Skretting shows a convincing strategy for coping with them," said the jury. The jury also gave a high rating to the way in which the report dealt with food safety.


Hamburguesa

Nutreco – Food Quality

- NuTrace® implementation continues, improving control of feed and food safety and quality.
- Nutreco supplies information to legislators and contributes in the drafting of food safety legislation.
- Nutreco contributes know-how and support to TrusQ initiative to raise feed safety standards in the Netherlands.
- Monitoring for persistent contaminants shows levels remain well below legal limits.



Food quality covers a range of characteristics, from safety to flavour, freshness and the means of production. Adverse incidents in recent years associated with food safety and the outbreak of diseases such as swine fever and avian influenza have focussed the attention of consumers, governments and media on food safety. The importance of food quality and nutritional value is currently being highlighted by the growing awareness of food as a central factor in human health and of a balanced diet in combating obesity as a threat to that health.

The beginning of this decade, 2000-2004, was seen to be the food safety period, with, for example, EU Commissioner David Byrne making food safety a top priority during his period in office.

Nutreco, with its involvement in both feed and food, was aware that attention to food safety was not a one-off corrective action; it is a continuing process and the feed and food industries have a key role to play in the process of continual improvement that is now expected. For that reason, Nutreco has a corporate Food Safety team led by the Corporate Director Food Safety. The team is active across all businesses, providing advice and ensuring that relevant standards and procedures are applied and actively fostering a food safety culture throughout the company. The Corporate Director Food Safety reports to the CEO.

The new EU Commissioner for Health and Consumer Protection, Markos Kyprianou, who took office at the end of 2004, has underlined the continuing attention to food safety. In one of his first communications, Commissioner Kyprianou listed the maintenance of high levels of food safety at a manageable cost to be a main priority.

Feed – a gateway to food safety

Many food safety problems originate in animal nutrition. The reputation of the food value chains begins with feed production and feed producers must guard that gateway.

As a company active in food production as well as feed, Nutreco has enhanced awareness and knowledge in this area and affords equal priority to food safety in its feed activities as it does in its food activities.

The Food Safety team monitors the development of legislation related to food safety and applicable from feed raw


NuTrace is based on four pillars
Customer specific

materials onwards. It ensures that all businesses are aware of their legal obligations and that appropriate measures and monitoring protocols are in place when new legislation is implemented. The team also maintains an awareness of consumer expectations, mainly through feedback from retailers and the company's own research.

Additionally, the team helps to coordinate the implementation and management of NuTrace, Nutreco's unique overall approach to food chain quality and information (see below), helping to set the minimum standards that are a core feature of NuTrace.

In 2004, NuTrace implementation became part of the audit activities carried out by the Nutreco Health, Safety, Environment and Quality team.

1 NUTRACE

The name NuTrace was adopted by Nutreco to bring together the combination of specific measures used to ensure food safety from feed raw materials through to food products. The NuTrace food quality initiative began on a small scale in Nutreco companies based in Belgium and the Netherlands in



2001. At the same time, there was a build-up of food safety awareness in Nutreco. The spreading of that safety culture was supported by a worldwide network of more than 20 Food Safety & Quality Officers established throughout the company towards the end of 2002.

NuTrace incorporates four components – Certified Quality, *Monitoring*, Risk *Management and Tracking & Tracing*. This approach is in accordance with the Global Food Safety Initiative, which was developed by CIES (an international food business forum established by leading retailers).

NuTrace Certified Quality systems are the most appropriate international, national and internal quality control and assurance protocols specified by management to each stage along the value chain. These quality protocols are validated by external, internal and customer audits at each operating company.

NuTrace Monitoring is testing and analysis for contamination (chemical or microbial) from raw materials to finished products. It includes rigorous assessments of all suppliers of raw materials and ingredients to ensure they meet required standards. By monitoring, Nutreco can manage and improve standards in close collaboration with these suppliers. Monitoring also provides an effective early warning system in the event of an adverse incident. The overview provided by bringing analytical results together is a valuable facet of the broad monitoring programme that Nutreco can perform.

NuTrace Risk Management is the operational implementation of procedures and precautions specified as a result of a risk assessment exercise at each stage of the value chain and at each specific location. After assessing the risks, managing them ensures that what enters the food value chain is safe and wholesome.

There are two further important elements to risk management: issue management and crisis management. Issue management requires the identification of emerging issues, before they become critical, for example as researchers uncover potential problems posed by chemicals present in the environment as a result of recent industrial activities. Being knowledgeable and transparent helps to build trust and prevent crises. However, it is not possible to avoid crises totally. For such events, effective crisis manuals and properly trained crisis teams are essential to minimise the impact as much as possible, from farmers to consumers.

NuTrace Tracking & Tracing involves comprehensive, integrated records on all stages of feed production (raw materials, production records, deliveries) and food production (breeding, rearing, processing and distribution). Using this data warehouse, it is possible to identify accurately, within hours, the origins and destinations of all components in the food value chains. The process is even faster in those businesses that have already introduced electronic storage of this data.
A combination of proactive procedures is held in readiness to minimise the impact and spread of any adverse event, ensuring that all concerned parties are promptly and fully informed.

By 1 January 2005, all companies involved in food and feed production in the EU were obliged to have some form of tracking & tracing system in place, at the basic level of one step back and one forward.

The Nutreco view is that NuTrace is not a static concept. It will continue to develop in line with legislation and the views of customers and society. Reviewing current and future legal requirements, together with governmental and consumer preferences, is part of the NuTrace process.

1.1 Progressing risk management

Risk analyses should be brought into a wider perspective. In addition to the technical food safety risks, the value of the reputation of the products on one side and the financial cost of managing all risks on the other have to be evaluated. Based on a broad approach to risk analysis, it should be possible to optimise investments in quality assurance and control without compromising food safety standards. These priorities will be different from a traditional approach where only the negative consequences for the consumers are evaluated.

1.2 NuTrace sourcing policy

The sourcing policy is part of the total NuTrace philosophy. Sourcing in this context means gathering raw materials, additives and services provided by third parties for use in Nutreco products. Examples are feed raw material, live animals and ingredients such as herbs and spices.

In line with the NuTrace policy, it is important to know that the raw materials and services are sourced from third parties that have a focus on NuTrace criteria. Nutreco audits the main suppliers and the outcome of the audits is used to set up a list of approved suppliers. Suppliers and materials are divided into red and green categories. Raw materials can only be purchased from suppliers who are on the green list.



TRUSQ

Feed Safety Program



2 FUNDISA FOOD SAFETY FOUNDATION FOR IBERIA

Nanta, Nutreco España, Trouw España, Sada and Euribrid in Spain established the Iberian Foundation for Food Safety, FUNDISA, in 2000. Subsequently, other Spanish companies have committed their support. The foundation provides research grants for postgraduates working in food safety and organises the FUNDISA food safety seminars. No seminar was run in 2004 but there will be a seminar in 2005, with significantly increased financing.

Active involvement by Nutreco companies in Spain helps position Nutreco as a company that is strongly motivated to produce and supply feeds and food characterised by high levels of quality and safety for the end consumer.

3 HENDRIX UTD IN JOINT ACTION ON FEED-TO-FOOD SAFETY

Hendrix UTD, a business unit of Agri Feed Benelux, is cooperating with five other leading Dutch animal feed companies in the 'TrusQ Feed Safety Program'. This was initiated in late 2003 with the aim of providing a better guarantee of food safety in animal feed production. The six companies between them hold more than 60% of the Dutch feed market and combine their knowledge and experience of quality control of feed raw materials.

The Dutch Minister of Agriculture, Nature and Food Quality, Cees Veerman, has commented that, with TrusQ, the animal feed industry is accepting a high degree of social responsibility. The sector is taking food safety extremely seriously. "The government is 100% behind this initiative," said the Minister.

The Nutreco HSEQ team is contributing to TrusQ by auditing suppliers. They use the principles of HACCP (hazard analysis and critical control points) and RIE (risk identification and evaluation). Risk profiles are being prepared for each raw material and source. It includes undesirable substances, origin, physical properties of the ingredient, traceability, logistics and storage. Based on this, feed ingredients are given a risk score that places them in a certain risk category. In consultation with the supplier of the feed ingredients, control measures and monitoring procedures are then determined. All agreements reached are set out in the purchase specifications.

TrusQ has now run through this process with many suppliers, and where agreement on specifications was not possible, the working relationship between the TrusQ manufacturers and the suppliers has been terminated – an inevitable consequence of the TrusQ standard and proof that TrusQ works. The process continues in 2005.

In 2004, the TrusQ monitoring process identified fragments of bone in a batch of sugar beet pulp from Germany. There is zero tolerance for animal protein in cattle feed and the batch was rejected. Initially, a ban was imposed on German beet pulp. The ban was lifted following further audits and with the temporary implementation of a system of double auditing on these suppliers.

The risks run by farmers buying feed raw materials direct from suppliers rather than via responsible companies that supply feeds and feed materials were clearly illustrated in November 2004. Meat and milk products from 191 livestock farms in the Netherlands were banned after it was discovered that potato peelings they had bought from the food industry had been contaminated with dioxins during processing.

4 GREENLINE™ NATURAL ALTERNATIVES

Antibiotic growth promoters will be banned in the European Union from the end of 2005. Nutreco acted in anticipation of this move and in recognition of the wish of many in livestock production to move away from antibiotics as growth promoters in animal feeds. Growth promoters are not used in fish feeds.

Nutreco agriculture research centres and Trouw Nutrition International developed Greenline™ feed additives as natural alternatives. The Greenline™ range is based on a synergistic blend of natural ingredients, designed to promote a healthier gut and maintain natural immunity, improving animal well-being and performance.

The first Greenline™ feed additives became available in 1999. Since then, the range has been improved and extended with further blends. Greenline™ additives are available for broilers, turkeys, pigs and calves.





5 TIGHTENING CONTROLS IN FISH FEED RAW MATERIALS

Nutreco fish feed companies have a list of approved suppliers to ensure raw materials are of the right quality and safe. Issues such as dioxins and pesticides have led to a strengthening of this approach to quality assurance. For example, Skretting Norway now has a full-time raw materials quality team with a manager reporting to the managing director. The quality team sets guidelines the buyers and formulators must follow. This approach is being spread out to other fish feed businesses. Also, the team is working with suppliers that are not approved, to help them meet Nutreco requirements, increasing their awareness of food safety.

6 FOOD SAFETY IN JAPAN

The fact that food safety has become an issue in Japan was clearly demonstrated during a visit to Japan by the Nutreco Corporate Director Food Safety in November 2004. The President of Japan's largest food supermarket chain and all the senior managers devoted a half-day to discussions with Nutreco on food safety. A meeting was also held with the Japanese Welfare Ministry, which is responsible for food safety in Japan.

7 ACTIONS AND MONITORING FOR UNDESIRABLE SUBSTANCES

Every year, Nutreco runs hundreds of analyses of raw materials, feeds, meat and fish for dioxins and PCBs. There is a clear decrease of levels in feed, reflecting the continuing fall in background levels, by more than 50% over the past ten years. A consequent decrease of levels in, for example, farmed salmon is also being observed. Over 11,000 analyses were conducted for Marine Harvest in 2004.

Analyses of Marine Harvest salmon show an average level of dioxins of 0.11-0.43 pg/g. The maximum was 0.6 pg/g. These figures are half or less than half those published in 2000 by the Dutch Institute for Fisheries Research, RIVO, for farmed salmon from Scotland and Norway, as part of a survey of some 40 different fish and seafood species.

Key results from analyses are shown below. The contents are given in picograms (of toxic equivalence – TEQ – as defined by WHO) per gram fresh weight of fish.

Content of WHO-TEQ/g fresh weight

	2004 Dioxins + furans	2004 Dioxin-like PCBs	Sum
Chile	0.17	0.39	0.53
Europe	0.43	1.40	1.83
Canada	0.11	0.27	0.38
Total MH	0.31	0.95	1.26
EU limit	4.00	No limit	

There are clear regional differences, reflecting the differences in impact of human activities on the regional environment and therefore on the marine raw materials used in the fish feed. These are apparent in the averages of the Nutreco test results for the regions Chile, Europe and Canada:

North Atlantic fish oil contains on average a higher level of dioxin, as TEQ, than oil from South America.

It is clear from the above figures that farmed salmon, as represented by the products of Marine Harvest, comfortably meet all current and expected safety limits. Even so, Nutreco will continue activities to reduce these levels further, although this can present dilemmas, as discussed in the chapter Aquaculture & Society on page 52.

In addition to proposed maximum levels of dioxins and dioxin-like PCBs in animal and fish feed, the EU Commission has proposed maximum levels in food. As in feed, the Commission is in favour of a transitional period in which both the present dioxin limits and the new total TEQ limits for dioxins and dioxin-like PCBs together will be in place. After a while, it will change into an exclusively total TEQ limit for both dioxins and dioxin-like PCBs. For fish, the Commission proposes 8 pg/g fresh weight, including skin. For milk and milk products and for eggs, the total TEQ proposed level has been set at 6 pg/g fat, and for poultry meat at 4 pg/g fat.

It is expected that the new limits will apply from May-June 2005.

Marine Harvest companies monitor for heavy metals. The average results in 2004 in mg/kg were as in the table below.

Average results in 2004 in mg/kg

	MH 2004 mg/kg	EU limit mg/g
Mercury	0.03	0.5
Lead	Not detected	0.2
Cadmium	Not detected	0.05
Arsenic	1.2	No limit

7.1 Contamination alarms?

Farmed fish, especially Atlantic salmon, have been the target of alarmist publicity claiming unsafe levels of organic contaminants are present at disproportionate levels. The contaminants in question are well known and various government and food safety bodies have set limits that include wide safety margins. Analyses demonstrate that fish









from modern aquaculture farms do not have higher levels of these contaminants than other fish from the same regions and they are well below the legal limits. See Nutreco Social & Environmental Report 2002, page 50. The distribution of most contaminants reflects their industrial origins though they can be moved over considerable distances by ocean currents.

When an article entitled 'Global Assessment of Organic Contaminants in Farmed Salmon' was published in the American journal Science on Friday 9 January 2004, it was accompanied by an expensive international PR campaign to highlight some alarmist conclusions.

In fact, the article provided no new information. All the contaminant levels it reported were low trace levels, below specified safety limits and totally in line with previously published data. The article has been widely criticised and contradicted by nutrition experts and food safety agencies.

For example, the French Food Safety Agency and the Food Standards Agency (FSA) in the UK both reacted by stressing that the proven benefits of oily fish far outweigh the theoretical risks. They both restated their recommendations that people should eat fish twice a week to benefit from the omega-3 fatty acids typical of oily fish such as salmon. Later in 2004 and following a year-long study by an expert committee, the FSA increased its recommended maximum levels of consumption of oily fish such as salmon, suggesting most of the population would benefit by eating it four times a week for as long as they wish.

The Dutch Food and Consumer Product Safety Authority (VWA) stated: "Eating fish regularly has more health advantages than disadvantages. Fish contains a type of fatty acids that have a positive effect on heart and blood vessels." The Netherlands Nutrition Centre (Voedingscentrum) commented that the research provided no new insights and that the figures were below EU and WHO limits, adding: "Scientific research has proven that eating fish on a regular basis lowers the risk of a heart attack."

In the United States, the FDA (Food and Drug Administration) responded promptly to the publication by stating: "The levels of pollutants found in salmon are too low for serious concern." The Agency then urged Americans not to let the report frighten them into a diet change.

The Norwegian Institute of Nutrition and Seafood Research stated that there are no reasons to be concerned about eating Norwegian salmon and continues to recommend the consumption of fish, including farmed salmon.

Dr Walter Willett, Chairman of the Department of Nutrition at the Harvard School of Public Health, is quoted in the Spring 2004 issue of Eating Well magazine: "Consumers should pay no attention to the recent alarmist reports on PCBs in farmed salmon. There is no evidence to show that these low levels of PCBs have any impact on human health... Salmon will continue to be on my weekly plate, and it will almost always be farmed."

When, some months later, the BBC television programme 'Should I worry about...?' analysed the effects of the paper in Science, the conclusion was that there was nothing to worry about as far as salmon was concerned and that the real problem lay with the writers of newspaper headlines for disproportionate presentation of risks.







[chapter 7]

Nutreco – in the Community

"Nutreco believes that the presence of any Nutreco business or operating company should benefit the community in which it is located."

An extract from the Nutreco Credo

1 COMMUNITY ACTIONS

Nutreco companies often play an active role in their local communities or in remote communities with which they have a business link. Support can be in the form of sponsorship, product donation or the time of employees. Sponsorships cover a wide range of topics including sports, the arts, education, wildlife and support for charities, both near and far.

In 2004, Nutreco companies reported a total of EUR 469,255 in contributions, of which EUR 57,756 was to support local events and EUR 153,595 was for community activities. Most of these programmes run over several years and have already been covered in previous Social & Environmental Reports.

The following are some examples of current Nutreco actions in the community.

1.1 Integrating the disabled in Spain

There are estimated to be some 3.5 million disabled people in Spain. As part of its commitment to Corporate Social Responsibility, Nutreco is committed to integrating disabled people into the world of work at all of its companies in Spain. In addition, Nutreco in Spain helps employees or direct family members that are seriously disabled to participate in a skiing course organised by the Adecco Foundation. Using a combination of sporting and classroom activities, the course promotes development in confidence and dexterity, helping the disabled to achieve more and to become more employable.



Samuel Fernández, son of Juan Pablo Fernández from the Sada plant in Toledo, with his family on the skiing course in 2004.



Stig Are Støver and Roy Ole Berg of Skretting Norway join in a dance with children and carers from the SOS Children's Village in Callao, Peru, to celebrate the opening of Casa Skretting, seen behind them.



Roy Ole Berg from Skretting Norway with one of the children of the SOS Children's Village in Callao, Peru, following the barbecue to mark the opening of Casa Skretting.



The SOS Children's Village family that will live in Casa Skretting.

1.2 Norwegians support SOS Children's Village in Peru

As has been reported, financial support from Skretting Norway helped build one of the houses in the new SOS Children's Village in Callao, Peru, and this was completed in 2004. The donations also help with the running costs of the village. Peru is a major producer of fishmeal and fish oil used in the production of fish feed by companies such as Skretting.

Support from Skretting Norway began in 2000 when the traditional gifts to employees and customers were replaced by a donation to the village in Peru. The annual donation will continue. When completed, the village will have 12 family houses and about 110 children.

The new house, Casa Skretting, was opened in 2004 in a ceremony attended by two Skretting Norway employees – winners of a competition to represent the company for the occasion.

The organisation, SOS Children's Villages, offers a meaningful and safe life to orphans and children that otherwise would live on the streets. In the village, they are provided with education, become part of the family of their house and make friends that can last a lifetime. The village in Callao is in one of the poorest and most lawless suburbs of Lima, the capital of Peru. In addition to providing a home for the children, the village runs a day-care centre for local people in need.

Skretting Norway sponsored a barbecue in the village to commemorate the opening of Casa Skretting. Following their visit, Stig Are Støver and Roy Ole Berg of Skretting Norway commented: "Visiting the village has been an eye-opener and an emotional experience that will take time to digest. We are confident that our donations are very well and efficiently used."

1.3 Chile

Marine Harvest Chile donated USD 15,000 (EUR 11,500) to Fundación Otway to help in the preparation of an exhibition hall on Chiloé Island, where a number of Marine Harvest Chile activities are based. The hall features the work of the Otway foundation in protecting the local environment, including the penguins of the Puñihuil region. It is located in Puñihuil, close to the small, rocky islands that are home to Magellanic and Humboldt penguins.



Horst George of Fundación Otway and Carolina Susarte of Marine Harvest Chile with the plaque commemorating Marine Harvest's support for the exhibition centre.



View of the Puñihuil region and rocky islands.

The exhibition hall is part of a larger project that will include marine aquariums and a nature trail. It is hoped a flow of visitors to the centre will bring financial benefits to the Chiloé Island.

1.4 The Netherlands

In the Netherlands, an organisation called Landelijk Steunpunt & Zorg (Rural Support & Care) helps to organise a network of around 400 farms that provide constructive and therapeutic activities and rehabilitation for people with physical or psychological difficulties. To help continue their activities, these farms encourage local companies to participate through a scheme that involves employees working for a day on the farm to implement a project agreed between the farm and the company in advance. The company also helps provide necessary materials and equipment.

Hendrix UTD began a programme of actions with these farms in 2003 and has identified more benefits than expected, including increased morale and greater integration between employees. Sixteen teams visited farms in 2004.

In December 2004, Hendrix UTD received an award for this 'Klaar een Klus' project. The award was given by the Dutch associations for community and care and for voluntary work. According to the jury, this is a unique social responsibility project in the agricultural sector.

1.5 Environmental thesis contest

For the second consecutive year, in 2004, Marine Harvest Chile awarded a prize for the best report or degree thesis on an environmental topic. The objective is to promote research that helps reduce the environmental impact of the salmon industry in Chile.

1.6 Exhibition fish help feed the needy

Following the Brussels Seafood Exposition in May 2004, unused stocks of Marine Harvest fish in the storage refrigerators and packaged fish from the stand that were still fit for consumption were delivered to a Salvation Army hostel in Brussels. Products included fresh and smoked salmon, white halibut and fresh cod in a variety of packaging options. Sufficient fish was donated to provide meals for several days.



Aquaculture & Society

- Nutreco Aquaculture is part of WWF USA's Roundtable for Salmon – the Salmon Farming Stakeholder Dialogue initiated in February 2004. Positive progress is achieved in Chile. Further dialogues and joint projects continue with NGOs, regulators and other stakeholders.
- AquaVision 2004 brings together 380 business leaders, politicians, journalists and NGO representatives from 23 countries. The theme was sustainability (for details, see chapter 3, page 18).
- Nutreco Aquaculture aligns Code of Practice with EurepGAP Aquaculture Assurance Standard.
- Biodiversity assessment tool is completed.
- Vaccine developments help reduce antibiotic usage.



Aquaculture & Society is an industry-leading initiative from Nutreco Aquaculture with the objective of driving the development of sustainable aquaculture. The growing importance of aquaculture as a world food resource is highlighted by a few statistics from 2004. Rabobank's Food and Agribusiness 2004 states that aquaculture in 1980 accounted for 1% of total animal protein production. It now accounts for 9% and is expected to be close to 15% by 2015. The State of World Fisheries and Aquaculture 2004, published by the Food and Agriculture Organization of the United Nations, reports that aquaculture is growing faster than any other animal food producing sector with an annual growth rate of 8.9% since 1970. It should be noted, though, that figures from China have a substantial influence on these figures.

Launched at AquaVision 2002, it carries with it a commitment to continuous improvement as measured against crucial performance criteria of modern aquaculture. Proof of progress against these criteria will help win the confidence of consumers and establish modern aquaculture as an accepted and sustainable means of providing valuable nutrition from fish.

Six performance criteria were identified in the preparation of Aquaculture & Society:

1. Improving sustainability of the feed chain
2. Reducing the impact on biodiversity
3. Supporting wild salmon populations
4. Health and safety for the consumer
5. Animal welfare
6. Social issues

These criteria represent the aquaculture aspects of the Nutreco focus areas – Sustainability, Food Quality and Nutreco in the Community. They are reflected in the Nutreco Aquaculture Code of Practice, which has been developed over the past two years and is now being implemented.

In 2004, the Code of Practice was aligned with the Aquaculture Assurance Standard launched by EurepGAP in October 2004. Eurep is the Euro Retailer Produce Working Group and represents a large proportion of leading European multiple retailers. GAP stands for Good Agricultural Practice. As a result, meeting EurepGAP standards contributes significantly to gaining approval from most large retailers in Europe. Assurance standards already exist for fruit, vegetable and cereal production and livestock farming.





The EurepGAP standard covers all production stages up to slaughter and focusses on food safety, occupational health and safety, and environmental safety. Nutreco Aquaculture and other leading aquaculture companies participated in the development of the standard.

Aquaculture & Society will continue following the establishment of Marine Harvest as an independent joint venture.

1 IMPROVING SUSTAINABILITY OF THE FEED CHAIN

1.1 Sustainable marine resources

Skretting fish feed companies produced approximately 1 million tonnes of fish feed in 2004. Fishmeal and fish oil are important raw materials for fish feeds. Nutreco Aquaculture requires that these marine raw materials are only obtained from sustainable resources.

To support this policy, Nutreco is cooperating with the International Union for the Conservation of Nature (IUCN) in the Netherlands as part of a public-private coalition with the Dutch Ministry of Foreign Affairs and Development Cooperation. This will initiate workshops and discussions with other interested parties throughout the production chain – such as local fishery businesses, fishmeal companies, government bodies, fisheries scientists and issues interest groups. The objective is to promote the sustainable production of fishmeal and fish oil in Latin America, which accounts for 50% of global production.

Implementation of the sustainable resources policy can present the company with dilemmas. For example, governments concerned with fishing in the North Sea are unable to agree on quotas for blue whiting. Skretting fish feed companies try to avoid purchasing from this source because of doubts about sustainability, but alternatives are more expensive and therefore impact on competitiveness. Together with other feed producers, Skretting is actively encouraging governments to set a quota.

1.2 Alternative feed resources

Currently, about 70% of world fish oil production is used in fish feed. Nutreco is the world's largest producer of fish feed and therefore a substantial purchaser on a global scale. To offset this, Nutreco Aquaculture has a long-established research programme into alternatives. Currently, Skretting





Norway, for example, is substituting around 12% of the fish oil with vegetable oils on average across all production. Research at Nutreco ARC has proven that far higher levels are possible without compromising the health, quality or performance of the fish.

Skretting UK ran a business seminar prior to Aquaculture International 2004 in Glasgow, Scotland. The seminar was attended by 140 fish farmers and other stakeholders in aquaculture from the UK and Ireland. Gordon Bell from the Institute of Aquaculture at Stirling University in Glasgow explained the impact of vegetable substitution in fish feed to the delegates. He stated that modern aquaculture has the knowledge to compensate for any lack of marine raw materials with vegetable oils and proteins, enabling aquaculture to grow beyond the limits dictated by the availability of fishmeal and fish oil.

In 2004, Skretting UK finalised a new range of salmon on-growing feeds containing a blend of fish and vegetable oils. These LITE feeds are being introduced to the market with an emphasis on the reduced dependency on fish oil and thus greater sustainability, a reduction in unwanted substances and a reduction in saturated fatty acids (making LITE feeds more digestible for the fish). The new feeds are compliant with requirements for the Scottish Quality Salmon Tartan Quality Mark.

At the Nutreco Aquaculture Research Centre (ARC), which has an international reputation as a leading source of innovation for modern aquaculture, around 70% of the activities are purely feed focussed. The main topic by far is the study of fishmeal and fish oils: the nutritional contributions they bring to feed and how to meet these with raw materials of vegetable origin.

Nutreco ARC participated in a research project based at Ullevål Hospital in Oslo. The effects of eating farmed salmon on patients with coronary heart disease were studied. Benefits were seen even with 100% use of vegetable oil in the salmon feed. Further details are given on pages 58-59.

1.3 Optimising feed conversion

Sustainability in the fish feed chain is enhanced through the continuing improvements in feed conversion ratios. These come through improving feed formulations, more efficient feed and farm management, and better fish health.

Progress is confirmed by figures from the International Fishmeal and Fish Oil Organisation (IFFO) published in February 2005. These indicate that in 2002, the most recent year analysed, around 20 million tonnes of the wild catch was used to produce the fish oil incorporated in feed for aquaculture fish – 790,000 tonnes of oil. The fish oil component uses more from the wild catch than the fishmeal component. In 2002, the estimated production of aquaculture, including semi-intensive systems where partial feeding of compound feeds is practised, was also 20 million tonnes. This gives a ratio of 1:1 aquaculture production to wild fish consumption.

As aquaculture efficiency continues to improve, and oils of vegetable origin increasingly substitute fish oil, the ratio should move toward 1.5 tonnes of aquaculture fish for every tonne of wild caught fish used in feed. IFFO estimates this could be reached by 2010.

Nutreco Aquaculture is making progress in these aspects of aquaculture efficiency through work at Nutreco ARC and at the Centre for Aquaculture Competence (C.A.C.) in Norway, which is supported by both Skretting and Marine Harvest together with the feed technology company AKVAsmart. Several government bodies, scientific organisations and NGOs are permanent partners in C.A.C.

Many Marine Harvest salmon farms are achieving feed conversion ratios close to 1 kg of feed for 1 kg of fish, using Skretting feeds. Greater feeding efficiency at the farms makes an important contribution to the improvements. For example, underwater cameras are used to observe the take-up of feed and minimise waste. The better standards of fish husbandry, reflected in lower feed conversion rates, are also leading to improved fish health, through optimised nutrition, and thus improved welfare.

2 REDUCING THE IMPACT ON BIODIVERSITY

Biological diversity, or biodiversity, is the term given to the variety of life on earth and the natural patterns it forms. The biodiversity we see today is the result of many millions of years of evolution, shaped by natural processes and, increasingly, by the influence of humans.

Biodiversity is often understood in terms of plants, animals and microorganisms. Another aspect is the variety of ecosystems such as those found in lakes, rivers and agricultural landscapes. In each ecosystem, living creatures, including humans, form a community, interacting with one another and with the air, water and soil around them.

Modern aquaculture is sometimes criticised as having a negative impact on the biodiversity of the environments in which it is conducted. For aquaculture, the suggestion is that waste and products used, such as feed, pollute the local environment, making it unsuitable for the species of animals and plants that normally would be found there.

It is not easy to address these concerns because of the complexity of the natural environment and the difficulty of assessing biodiversity and the reasons for any variations observed.

Nutreco encourages awareness of environmental issues in its aquaculture teams and ensures that steps are taken to control and minimise negative impacts, for example through the planning and design of farms and through fallow periods that allow sites to return to the natural state between production phases.







principals used in the formulation of the most developed systems of industry regulation and codes of practice. Throughout the development of IBIS, the team sought the views of external interested parties.

In addition, Marine Harvest has several other initiatives to minimise environmental impacts and promote biodiversity.

2.1 Biodiversity assessment tool

In 1999, the Netherlands Committee for IUCN participated in a study commissioned by the Dutch Ministry of Housing, Spatial Planning and the Environment and carried out by Consultancy and Research for Environmental Management (CREM) to develop a practical method to assess impact on biodiversity. The other collaborators were the Central Luzon University in the Philippines and the Ambio Fundaci6n in Costa Rica. The final report on the method developed, the Integral Biodiversity Impact assessment System (IBIS), was published in 2000.

Nutreco Aquaculture participated actively in a follow-on project to develop a biodiversity assessment tool called IBIS-Salmon, which was completed in 2004. The project involved Marine Harvest, the Nutreco Health, Safety, Environment and Quality team and CREM.

Initial development of IBIS-Salmon took place in Scotland, using local Marine Harvest sites. The model was tested later in 2003 in the contrasting environment of Marine Harvest salmon farms in Chile. Following revision, it was assessed in all Nutreco farming regions in 2004. The finalised and approved IBIS-Salmon can be used throughout Marine Harvest. The possibility of making the tool available to others in aquaculture is being discussed.

IBIS-Salmon can be used to assess the impact on biodiversity of hatcheries, freshwater sites and marine production sites. It also includes impact through the use of resources (e.g. fishmeal and fish oil from fisheries). It is designed to complement detailed monitoring, environmental assessment and management systems by ranking the level of observed impact so that it can be communicated objectively to a wider audience. Topics include pollutants, sediments, antibiotics, visual impact and impact on wildlife.

Assessing the level of biodiversity impact is often complicated by the emotional state of the individual, frequently resulting in an inaccurate assessment of actual impact. IBIS-Salmon, as much as is possible, neutralises this by providing the assessor with structured guidelines derived from standards and

3 SUPPORTING WILD SALMON POPULATIONS

Nutreco Aquaculture is actively involved in several salmon restocking schemes.

In Scotland, for example, facilities at Marine Harvest hatcheries are used to produce stocks of wild salmon for use in a number of restocking schemes.

3.1 Loire salmon

Skretting in France provides support and advice to a multi-year project for restocking the Loire river in France. Wild Atlantic salmon were disappearing from this famous 1,000-km river. Salmon Foundation is headed by Patrick Martin and has support from the French Ministry of the Environment, the European Commission and several commercial companies, including Skretting Europe – West. It is providing salmon for the Loire and other long European rivers. The aim is to develop it into a self-supporting foundation.

Each year, salmon returning to the Loire are caught and some are selected for the hatchery. They are kept in fresh water until they spawn, around November. After spawning, the mature salmon are retained in the hatchery and taught to eat again, using ocean-caught fish. Feeding continues from mid-December to the following June, by which time the brood salmon weigh around 20 kg and the breeding cycle begins again. It is hoped to breed from the broodstock for four or five years.

The salmon fry and smolt are raised on Nutra ST diets provided by Skretting and chosen because they combine





good quality with certification of raw materials and outstanding traceability. Skretting is exploring the possibility of a special feed for the broodstock.

Survival rates from fry to smolt are close to 100% in the specially designed facilities, helped by low stocking rates. This minimises the risk of fin erosion. Salmon that survive to adulthood in the river will have to swim some 15,000 km before they breed – the river is 1,000 km and it is over 12,000 km to Greenland and back.

Each year, the hatchery provides 900,000 fry and 200,000 smolts for release into the Loire and other long rivers in Europe. The fry are released at the head of the river, from rafts on the water, often by visiting school parties.

The objective is to count 1,200 returning salmon at the head of the river in 2005 and 2,400 by 2010. Figures to date show the project is well on target.

3.2 Salmon in the Rhine

Nutreco helped establish and provided support for the Dutch National Salmon Platform for the restoration of salmon stocks in the Rhine and Meuse rivers. The initiative involves NGOs, scientific institutes and anglers' associations. Activities include helping and encouraging in the provision of fish ladders and other means of enabling fish, including migrating salmon, to move up- and downstream past dams and power stations that otherwise present blocks to their passage.

The Salmon Platform is developing an information centre, which will be in English and entitled the European Salmonid Information System (ESIS). An ESIS committee is leading the project and has contacted partners in Germany and Belgium. Nutreco has provided financial support (EUR 15,000) for this project.

Recent reports from Germany, using data collected by underwater cameras, indicate that some 30 fish species are now present in the Rhine, which was virtually biologically dead in the 1970s. This recovery mainly results from reductions in pollution arriving in the river in all countries through which it flows. Salmon and trout have been recorded as far up river as Baden-Baden, where 30,000 salmon were counted using a fish ladder. Salmon had disappeared from the Rhine in 1935.

The Salmon Platform was twice featured on television in 2004, with positive reactions. Among the initiatives agreed in 2004 is an Internet information database to be developed in cooperation with bodies in Belgium and Germany. Nutreco has agreed to co-sponsor the site.

3.3 Recovery in Canada

A five-year agreement on fishing that was signed in 2002 is producing measurable increases in wild salmon returns on East Coast Canada. The agreement between the Atlantic Salmon Federation and conservation partners led to the suspension of commercial fishery near Greenland, which killed thousands of Canadian Atlantic salmon migrating there to feed.

3.4 Escapes

The number of fish reported as escapes from Marine Harvest farms was reduced by more than 20% in number to 23,044, which is just 0.04% of the smolts released compared with 0.26% in 2003.

3.5 Sea lice control



Wrasse, a small fish that feeds on sea lice.

Marine Harvest is a member of the Integrated Sea Lice Management action group (ISLM), formed in 1999 in the UK, bringing together aquaculture, government, the pharmaceutical industry and academics. The purpose of ISLM is to promote a sustainable control strategy that satisfies both the farmed and wild fishery interests.

Currently, Marine Harvest is implementing an internally developed procedure for Integrated Pest Management and Resistance Management strategies to control sea lice at its farms. The procedure was designed to be compatible with and adaptable to the various national guidelines and programmes such as Norway's Nasjonal Handlingsplan mot lus på Laksefisk (National Action Plan for Combating Sea Lice in Salmon Farming) and Chile's Caligus Plan.

Integrated control combines good husbandry and management practices with biological controls and the optimal use of medicines. Nutreco Aquaculture Research Centre (Nutreco ARC) and Marine Harvest are participating in other multi-party schemes such as the Hardangerfjord project to coordinate the control of sea lice.

The Hardangerfjord project is a three-year project, with state and business participation, to investigate sea lice dynamics on farmed and wild fish throughout the Hardangerfjord system. The project began in March 2004. An important part of the project is the synchronised medicinal control of sea lice, which will be provided by in-feed treatment with Slice™ (emamectin benzoate) from Schering Plough Animal Health. The efficacy, safety and environmental properties of Slice mean it is highly suited to a coordinated and integrated sea lice control initiative, such as the Hardangerfjord project. Marine Harvest has participated in similar coordinated projects previously, for example in Rogaland in the south of Norway.

When first implementing an integrated control programme against sea lice at farms in the Hardangerfjord region of Norway, Marine Harvest and Nutreco ARC realised the effectiveness could be further enhanced by coordinating activities such as the application of medicinal control together with other farms in the production system. This approach was introduced in Hardangerfjord as the Hardanger Fish Health Network (HFN) was being established. The network now incorporates the majority of the salmon farming enterprises active in the fjord system. It has recently been shown that combined efforts of the farmers and HFN have diminished the sea lice impact on both farmed salmon and wild populations.

HFN, Nutreco ARC and Marine Harvest are founding members of the multi-party sea lice project. Other founding members are NINA (Norwegian Institute for Nature Research), the Norwegian Institute of Marine Research, the Norwegian Institute of Fisheries and Aquaculture Research, the University of British Columbia, the Norwegian National Veterinary Institute and the Norwegian Seafood Centre (Norsk Sjømatsenter).

The three-year research effort (2004-2006) is funded with NOK 10 million (EUR 1.25 million) by the Fishery and Aquaculture Research Fund (Norway), Canada's Network of Centres of Excellence – AquaNet, the Norwegian Research Council and the Norwegian Directorate for Nature Management.



4 HEALTH AND SAFETY FOR THE CONSUMER

Salmon is rich in omega-3 fatty acids, which have proven health benefits for people of all ages. For consumers to gain the maximum benefit, they must be confident of the safety of the salmon they eat. The health benefits of oily fish rich in omega-3 fatty acids have been endorsed by a number of health authorities, for example in the USA and UK, see pages 61-62.

The NuTrace approach to food quality, as described on page 42, is applied to all stages of salmon production in Nutreco Aquaculture, from feed raw materials through to further processing of food products. A brief overview of known health benefits associated with omega-3 fatty acids is given at the end of this section.

4.1 Salmon feed and human health

Eating farmed salmon brings measurable benefits to people that have been diagnosed with coronary heart disease (CHD) and the higher the content of omega-3 in the feed on which the salmon were raised, the better it is for the cardiac patients. These were the conclusions announced in August 2004 of a Norwegian research project involving Ullevål University Hospital in Oslo, Nutreco Aquaculture Research Centre (Nutreco ARC) in Stavanger and the Norwegian National Institute of Nutrition and Seafood Research (NIFES) in Bergen. The Norwegian Research Council also supported the project.

The study began in 2003 with the recruitment of 60 CHD patients of the Ullevål University Hospital, Norway's leading medical research centre. Before the six-week eating trial began, the blood of all patients was analysed for a series of medical indicators (the serum fatty acid profile, lipoproteins and key markers of arteriosclerosis). These indicators were rechecked following the trial to assess the extent of any changes.

Patients were randomly divided into three groups of 20. Each group was fed on salmon raised on diets with high, standard or basic levels of omega-3 fatty acids. Throughout the six-week trial, each patient ate five salmon meals a week, totalling 700 g of salmon a week.

Analysis of the blood samples taken at the end of the trial showed lower cholesterol levels in all three groups of patients and indicated a potential medical role for fish with high levels of omega-3 fatty acids.

The highest omega-3 level was obtained in salmon given a feed with 100% fish oil. Diet number two was based on 50% fish oil and 50% rapeseed oil and the basic diet used only vegetable oil. Even this basic omega-3 diet gave the cardiac patients some 15 times the amount of omega-3 than would be derived from eating most meats.

In addition to the work at Ullevål University Hospital, Nutreco ARC was also looking at the effect new raw materials have on fish health and nutritional content.

4.2 Fish health issues

Nutreco Aquaculture continues to address the issues surrounding the use of chemicals, antibiotics and other medicines in fish farming. An example of the reduced use of chemicals through integrated control measures for sea lice is described above.

As reported in the Nutreco Social & Environmental Report 2003 (page 43), Marine Harvest has been working with animal health companies in the development of vaccines to replace antibiotics. In Chile, in 2004, Marine Harvest participated in large-scale vaccine trials (around two and a half million smolts) to help identify a vaccine that meets all requirements in the control of salmonid rickettsial septicaemia (SRS). Vaccines against SRS and against IPN-vibrio have now been licensed in Chile. SRS causes 70% of the mortalities seen in Chile's salmon farming industry.

The development of successful vaccines will drastically reduce the use of antibiotics in Chile and Canada from 2005 onwards, as similar developments have done in Norway in particular, where use on Marine Harvest farms has been zero or close to zero for the past several years. Marine Harvest farms in Ireland and Scotland also used virtually no antibiotics in 2004.





5 ANIMAL WELFARE

Animal welfare is a high priority in Nutreco Aquaculture and is embedded in the Code of Practice developed over the past two years. The Code includes a section specifically addressing animal welfare issues. It states the following objectives: "Wherever our practices infringe on the 'five freedoms' of animals, efforts should be made to achieve improvements."

The five freedoms, as defined by the Farm Animal Welfare Council and relevant to aquaculture, cover freedom from hunger; discomfort; pain, injury or disease; fear and distress; and the freedom to express normal behaviour.

Typical welfare measures include well boats that transport fish from farms to harvesting stations in optimised conditions with minimised stress. Slaughter procedures at the harvesting stations have higher welfare standards than can be achieved at the farms.

The method of slaughter is always in line with the requirements of national legislation.

The European Food Safety Authority (EFSA) Scientific Panel on Animal Health and Welfare published recommendations for stunning and killing methods in June 2004. This report includes farmed fish as a category. Percussive stunning, as used in Marine Harvest Scotland, Canada and Chile, is at the top of the list and classed 'humane', for fish up to 14 kg. In 2002, Marine Harvest Scotland was given an animal welfare award for its stunning method. Electric stun/kill systems are also classed 'humane' if carried out correctly. Marine Harvest Ireland is introducing this method in 2005 to replace CO_2 narcosis, which is not classed as humane. In Norway, the current practice is to chill the water to calm the fish, which is a cold-blooded species, and then CO_2 is used as an anaesthetic. Though not classed as humane in the EFSA report, this method is approved by the local authorities in Norway. The high labour requirement for percussive stunning has inhibited its introduction to Norway so far. However, new and more automated equipment is becoming available.

Marine Harvest also carefully controls stocking densities in the net pens to a maximum of 2% fish to 98% water throughout the growing period. In 2004, Nutreco ARC, together with Marine Harvest, investigated the effects of crowding just prior to slaughter and is developing a set of recommendations to minimise pre-slaughter stress.

Nutreco Aquaculture is unique as an aquaculture company in having a research programme to improve the animal welfare aspects of pre-slaughter handling and slaughter methods.

5.1 Organic salmon

In 2004, Marine Harvest acquired Clare Island Organic Salmon Farms. Clare Island is six kilometres off the coast of County Mayo in the west of Ireland.

Clare Island Organic Salmon are provided with special diets containing only organic, natural ingredients free of genetically modified organisms. Phaffia, a yeast-based pigment, ensures the salmon have the natural salmon-pink colour.

The farm uses low population densities, in line with organic welfare concepts. This calculates out at just 0.5% to 1% of fish by volume in the water, less than half that of conventional farms.

Underlining their outstanding merit, the Clare Island salmon are independently certified by the organic authorities of four European countries. Each authority conducts an annual audit to ensure the highest organic standards are maintained. The four certification bodies are Naturland Verband (Germany), Irish Organic Farmers and Growers Association (IOFGA), Bio Suisse (Switzerland) and Qualité France.

6 SOCIAL ISSUES

Aquaculture farms are usually located in remote coastal areas. The majority of Marine Harvest employees in Europe and the Americas therefore live in these areas, where employment opportunities are limited. Nutreco Aquaculture is aware of the significant economic and social role it has to play in these communities.

Initiatives and continuing efforts are made to develop positive relationships in the communities. These include nature conservation programmes, environmental initiatives, sponsorship of local sports and cultural events in Chile, Canada, Ireland, Norway and Scotland.

Several specific examples are reported in the chapter Nutreco – in the Community on page 48.

6.1 Nutreco companies in Chile

In Chile, relationships with NGOs continued to improve through dialogue and the evolution of the aquaculture industry.

6.1.1 Terram proposal

Chilean NGO Terram began work on its proposal for an 'Integrated management system for the South Pacific'. At the beginning of the year Terram looked for support from Chilean salmon producers, Intesal, the government, academics, scientists, other NGOs and the GEF (Global Environmental Fund) on behalf of the World Bank.

The basics of the proposal are:

a) Counterbalance anti-salmon campaigns in the main markets;
b) The long-term vision for Chile, as the world leader in salmon production, requires a vision of sustainability. The system proposed by Terram involves all resources within the South Pacific in a comprehensive manner and would serve as an example for other maritime zones in the world;





c) Respond to pressure on the ecosystems in southern Chile. The protection of biodiversity is a task that the Chilean government is committed to and is incorporating in their regulatory system;
d) Aquaculture is the future solution to the world food supply.

The new director of Terram, Rodrigo Pizarro, met with Marine Harvest Chile Managing Director Andrés Johnson, who expressed appreciation of the effort of Terram to work for the sustainability of the industry. Terram is continuing to build support for the proposal.

6.1.2 OECD case is closed officially

In August 2004, the case initiated by the NGOs Friends of the Earth Netherlands (Milieudefensie) and Ecoceanos against Marine Harvest Chile was officially closed in a satisfactory manner for Marine Harvest. The complaint contended that Marine Harvest Chile did not meet the guidelines for multinational enterprises as prepared by the Organization for Economic Cooperation and Development (OECD).

On 6 November 2003, the office of OECD in Chile, Punto Nacional de Contacto (PNC), Department of External Affairs Ministry of Chile, sent its final report relating to this complaint to the parties involved. In this respect, Marine Harvest Chile was satisfied with the conclusions of the PNC, which show that the serious accusations of Milieudefensie and Ecoceanos were unfounded in the labour, legal and environmental aspects related to Marine Harvest Chile. Also, the report of PNC showed that fish farming in Chile is subject to regulation.

A summary of the initial stages can be found in the Social and Environmental Report 2003, page 59. The final part of this case was the dialogue process, which ended in August 2004 when two pending issues – the perimeter barrier at the Domeyko lake site and subcontractor procedures – were closed with the tasks fulfilled. The representatives of the authorities, sports fishermen and Ecoceanos thanked the company for its attitude and said they valued the dialogue. As part of the process, Marine Harvest Human Resources actively worked with the labour authority to refine the Marine Harvest procedure with subcontractors. The Director of Labour for Region X in Chile subsequently asked to use this subcontractor document as an example to the rest of the industry, because employment conditions in companies supplying the salmon industry were under scrutiny in 2004.

The whole process took exactly two years.





6.1.3 Other actions

A new NGO, Oceana, arrived in Chile in 2004. Oceana is based in the USA and is dedicated to ocean conservation. Nutreco companies contacted the Chilean leader of the organisation.

Marine Harvest continued supporting the preservation of the penguin habitat in the North area of Chiloé Island, through support for the Otway Foundation. Several environmentalist groups in Chile have acknowledged this help.

In Osorno, a small campaign in local media and the community drew attention to improvements being made in the odour treatment system of the Skretting fish feed plant. In the past, Skretting Osorno had been the subject of complaints and coverage in the local newspaper because of its odour escapes. The current message is that Skretting is installing the most advanced technology available to benefit the community of Osorno.

6.2 Fish is healthy nutrition

Fish has been referred to as a nutritious food for many generations. Now, through an accumulation of research data, there is increasing medical evidence of physical and mental benefits to substantiate this belief.

6.2.1 Heart and circulation

The first clues to a connection between eating fish and a healthy heart came in the 1970s from studies of the Inuit people of Greenland; they eat a diet rich in fish and have fewer heart attacks. Studies monitoring large groups of people over extended time periods have provided further evidence.

One European study followed 1,822 men for 30 years and found that death from coronary heart disease (clogging of the arteries) was 38% lower in men that ate an average of 35 g fish a day than it was for men that did not eat fish. Death from heart attacks was 67% lower.

Stroke is another circulation disease. The clearest effects were with strokes due to blood clots. In a US study, 43,671 male health professionals were followed for ten years. Ischemic stroke (one of the two forms of blood clot stroke) was 43% lower in men that ate fish at least once a month compared with those that ate it less than once a month.

The research literature has many hundreds more papers adding to this evidence.

The American Heart Association recommends two meals a week of fish, preferably oily fish such as salmon. This was endorsed in 2003 by the Office of the US President. A letter to government bodies responsible for dietary advice urged them to draw attention to the fact that omega-3 fatty acids may reduce heart disease. Coronary heart disease kills over 500,000 people each year in the USA, from a population of roughly 280 million.

Following a review of the risk:benefit balance ratio, in 2004, the UK Food Standards Agency (FSA) revised upwards its recommendations concerning oily fish. The FSA website states: "Aim to eat at least two portions of oily fish a week because fish are a good source of protein, vitamins and minerals, and they are low in saturated fat. Oily fish are a healthy choice because they also contain omega-3 fatty acids." Most of the population, the FSA suggests, can eat up to four portions a week.

6.2.2 Further physical health benefits of fish

Omega-3 fatty acids have proved efficacious in inflammatory diseases. A review in 2002 of available data looked at 100 research publications on conditions such as rheumatoid arthritis, Crohn's disease and psoriasis. The authors concluded: "Many of the placebo-controlled trials of fish oil in chronic inflammatory diseases reveal significant benefit, including decreased disease activity and a lowered use of anti-inflammatory drugs."

Asthma, another inflammatory condition, is increasing. It has also been linked with fish consumption. The diets of 770 UK people were monitored. Around half had a history of asthma. There was a clear correlation that the asthma group had far fewer fish consumers. Asthma is most common in children. In a six-country survey of nutrition and respiratory health of children in central and eastern European countries, 20,271 children were surveyed. The authors concluded that low fish intake was the most consistent predictor of poor respiratory health.

Evidence is being found that links fish consumption with reduced risks of some forms of cancer. For example, the 30-year Health Professionals Follow-up Study associated fish consumption and reduced prostate cancer in men in Sweden. This was elaborated in 2003 to show men who ate no fish (or less than twice a month) had a two- to three-fold higher frequency of prostate cancer than those who ate fish more than three times a week. In Japan, data on medical history, dietary habits (including fish consumption), smoking and exercise of 5,885 men and women were gathered from 1985 to 1999. A clear link between high fish consumption and lower rates of lung cancer was found.

6.2.3 Fish consumption and mental health

Research relating omega-3 fatty acids with mental health covers a vast array of topics, from depression through learning and behavioural difficulties to dementia.

Dementias now affect nearly half of the western population aged over 80, with Alzheimer's disease (AD) being a leading and growing cause. There is no cure and its causes are not well understood.

Two European studies reinforce the many observed links. A French team tracked a cohort of 1,674 people aged 68 to 75 for seven years. Participants who ate fish or seafood at least once a week had a 44% lower risk of being diagnosed with dementia than those who ate it less often and a 31% lower risk of being diagnosed with AD. The middle aged can also benefit. In the Netherlands, data was extracted from a cross-sectional population-based study among 1,613 people ranging from 45 to 70 years of age. The authors concluded that consumption of fatty fish and omega-3 fatty acids was associated with a reduced risk of impaired cognitive function.

A multi-country review led by Joseph Hibbeln at the US National Institutes of Health in Maryland correlated depression with the consumption of fish. The incidence of major depression per 100 people was recorded from nine countries together with the average consumption of fish. Typically, a high incidence of depression occurred in those countries with a low consumption of fish. In New Zealand, with fish consumption around 18 kg per annum, depression was scored at 5.8%. In Japan, with a fish consumption of 68 kg per annum, depression was 0.12%. Since then, further evidence has been gathered.

In 2002, Joseph Hibbeln reported on a study of 14,541 pregnancies in published results from 23 countries. Both lower DHA content in mothers' milk and lower seafood consumption were associated with higher rates of post-partum depression. Investigators in the Netherlands reported in 2003 that the levels of available DHA were measured in 112 women at the time of delivery and 32 weeks later. The levels were significantly lower in those mothers assessed to be 'possibly depressed' than in the non-depressed group. The authors suggested: "Increasing dietary DHA during pregnancy and post-partum seems prudent."

Joseph Hibbeln has also surveyed the evidence from multiple countries relating to the occurrence of bipolar disorders (previously referred to as manic depression) to seafood consumption. The authors concluded that the data show a robust correlation between greater seafood consumption and lower prevalence of bipolar disorders.

In 2004, information on seafood consumption and aggression emerged from an observational study begun in New York in the 1990s. The information on hostility among 3,581 urban white and black young adults showed low fish consumption correlated with higher levels of hostility.

Children's development and behaviour is another area where fish consumption plays a role. In 2004, Dr Alexandra Richardson of the University Laboratory of Physiology, Oxford, reviewed the clinical trial data available to date.

Dr Richardson concluded the current evidence suggests that omega-3 fatty acids, and EPA in particular, may be of benefit in the management of common neurodevelopment conditions such as dyslexia, dyspraxia and ADHD. She also reports that a similar rationale exists for fatty acid treatment in autistic spectrum disorders. The first trials are now underway.

In Norway, investigators have shown that benefits in IQ ratings, relating to DHA during later pregnancy and lactation, are still present at four years of age.

Other work has demonstrated enhanced sleep patterns suggesting greater maturity of the central nervous system in infants whose mothers had higher DHA levels during pregnancy. Visual function also has clearly been related to DHA levels in pregnancy.

Research has linked omega-3 fatty acids with benefits in many other conditions including ear infections, osteoarthritis, osteoporosis, chronic fatigue syndrome, failing eyesight in old age, gallstones and benefits for kidney dialysis and intensive care patients.

In addition to the many health benefits, as the UN Food and Agriculture Organization (FAO) points out: "Fish is a food of excellent nutritional value, providing high-quality protein and a wide variety of vitamins and minerals, including vitamins A and D, phosphorus, magnesium, selenium and iodine in marine fish."

Faced with increasing obesity and decreasing health standards, governments and food and health advisory bodies around the world, especially in Europe and the USA, are actively encouraging their populations to consume more fish in their diet. It is clear the wild catch cannot sustainably meet the increasing demand. As the FAO has observed, the gap between the wild harvest and a growing demand can only be met in the long term through the output of aquaculture. The need for oily fish will be satisfied mainly through the farming of Atlantic salmon, which are particularly well suited to aquaculture, to provide a reliable supply of consistent, safe, healthy and appetising food.

This section is based on an extensive review of published research.

GRI contents index

Subject index

Glossary

Aquaculture
Culture of aquatic animals and plants

Benchmark
A standard that can be used to measure or compare

Broilers
Chickens specially farmed for meat production

Compound feed
Feed composed of various raw materials according to exact formulations and containing all nutrients essential for an animal's maintenance and growth

Concentrates
Mixture of vitamins, trace elements, minerals (premix) and proteins used in the production of compound feed

EC
European Commission

EU
European Union

FAO
Food and Agriculture Organization of the United Nations

Fish feed
A compound feed prepared for fish, having a higher nutrient concentration than compound feed for land animals

Food (production/value) chain
In the sense relevant to Nutreco: the sequence of breeding, farming, processing and distribution activities resulting in consumer products

GMP
Good Manufacturing Practices – a certified standard

HACCP
Hazard Analysis Critical Control Point, an international quality control system used for tracing and controlling critical points. The system has been adopted from the US Food and Drug Administration (FDA)

HR
Human Resources

HSEQ
Health, Safety, Environment and Quality – the focus areas of the Nutreco internal social and environmental audit process.

IKB
Integrale Keten Beheersing (Integral Chain Control), a Dutch quality control system

ILO
International Labour Organization

IMARPE
Instituto del Mar del Perú – the Peruvian marine institute

ISO
International Standards Organization, which develops and publishes internationally accepted standards.

Modern aquaculture
The breeding and raising of fish in tanks and cages, with a diet of specially prepared feed. When ready, the fish are harvested, slaughtered and processed for consumption as food.

NGO
Non-governmental organisation

Organic
Feed and food products where artificial fertiliser and/or chemical crop-protection agents are not used in their production, or are strictly limited

Premix
Mixture of high-quality nutrients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed

Sterlab
A laboratory standard of the Dutch council for accreditation (RvA – Raad voor Accreditatie)

Salmonids
Fish that are members of the Family Salmonidae, including salmon species, sea trout and rainbow trout

Code of Ethical Conduct

Nutreco Holding N.V.

April, 2004

This Code of Ethical Conduct sets out a number of moral values to which the Company subscribes and that should be shared by all Nutreco employees. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs.

Company resources

As a stock-listed company, Nutreco's assets and businesses are ultimately owned by private and institutional investors to whom the Company is accountable. All employees are responsible for the proper use, protection and conservation of corporate resources to the benefit of all stakeholders.

Products

The safety, quality and integrity of products is the basis for Nutreco's sustainable development. This fundamental principle precludes the use of unauthorised supplies, manufacturing procedures or actions that could prejudice the standards of Nutreco or the sustainability of its businesses.

Employment

The company shall provide a safe and healthy working environment and shall take adequate steps to prevent work-related accidents and injury.

People will be treated with dignity and respect. Cultural differences between the countries in which Nutreco operates will be acknowledged and respected.

All Nutreco staff or applicants for a vacancy with Nutreco shall be offered equal opportunities without discrimination of gender, race or religion.

Nutreco staff shall be entitled to join the Trade Union of their choice.

The minimum age for admission to employment or work shall not be less than the age of completion of compulsory schooling as set by national law and, in any case, shall not be less than 15 years.

Corruption

No financial or other advantages shall be offered to officials or any third party with the purpose that such official or third party should act or refrain from acting in relation to the performance of his duties with a view to obtain or retain business or other improper advantage. No gifts or personal favours of any commercial value may be accepted from a third party.

Company payments

Payments for services to third parties are consistent with local practice, law and ethical standards.

Discounts on sales are administered and documented in the same way as the sales contract on which they are based (same company, same country etc).

Expenses for entertainment are reasonable, related to the business, supported by receipts and should be duly approved.

Interests outside Nutreco

Paid assignments outside Nutreco or material financial interests with suppliers or customers of Nutreco need prior approval of and are always disclosed to the next level of management and recorded in the Company files.

Integrity of records

Records of transactions reflect reality completely and accurately in accordance with Nutreco's accounting practices. No unrecorded funds or assets are established or maintained.

Copyrights

Copyright laws shall be abided by throughout all Nutreco operations. Software should only be used when duly licensed.

Political contributions

Nutreco does not make political contributions in any of the countries where it operates.

Reporting of irregularities

Employees shall have the opportunity, without jeopardising their legal and organisational position, to report alleged irregularities of a general, operational and financial nature within the Company to the CEO or to the Compliance Officer (Mr B. Verwilghen, phone +31 33 422 6118, e-mail: bernard.verwilghen@nutreco.com).

Reporting of alleged regularities may be done in writing or verbally, by name or anonymously.

Compliance

Applicable laws and regulations, including applicable national and international competition law requirements, should always be adhered to.

Every employee is personally responsible and accountable for compliance with the Code of Ethical Conduct. Violation of these standards can lead to dismissal and legal prosecution.

The Company Secretary shall ascertain compliance with the Code of Ethical Conduct and all staff required to do so shall complete a Certificate of Compliance therewith.

Nutreco Credo

Nutreco accords the highest priority to the production and supply to the **consumer** of food and food products that are safe, healthy and nutritious. These products will be provided at a fair price, in a sustainable manner and with appropriate verification. Nutreco will contribute to this objective at every point in the food value chains where it is active and, through these contributions, will seek continuous improvement. In fulfilling its objective, Nutreco will respect the different opinions and stimulate dialogue with all stakeholders.

Nutreco will provide **employees** with safe, worthwhile and fairly remunerated jobs. The company will observe the interests of people and the society in which it works and will respect their rights and wishes. Nutreco will treat fairly all suppliers, of goods or services, and will not misuse positions of power. It will treat customers likewise.

Nutreco respects the value of the natural **environment**. It will seek to ensure that the environmental impact of its activities is sustainable and will help suppliers and customers to act in a similar manner.

Nutreco will work continuously to improve **animal welfare** and will encourage suppliers and customers to do likewise.

Nutreco believes that the presence of any Nutreco business or operating company should benefit the **community** in which it is located. Benefit is provided by its contribution to the local economy, through employment and purchasing, and by using its knowledge to the advantage of that community.

By conducting its business in a manner that observes these values, Nutreco will achieve sustainable growth, in harmony with nature and society, and will generate a continuing and acceptable return for shareholders.

Contact us

The Social & Environmental Report Team:

Frank van Ooijen
Harm Teunissen
Reid Hole
Marit Husa
Sigrid van Amerongen
Graham Look

Advised by:
DHV Sustainability Consultants
Amersfoort, the Netherlands

If you have comments on this Nutreco Social & Environmental Report, or would like further information, please let us know.

You can contact the team responsible for the report by visiting the Nutreco website and following the links to the Nutreco Social & Environmental Report, or by sending an e-mail to info@nutreco.com or by writing to:

The Social & Environmental Report Team
Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

Please provide your name, occupation and postal address or e-mail address.

If you would like copies of the Nutreco Social & Environmental Report or the Nutreco Annual Report, please send your request to the contact addresses above.

These publications may also be viewed on the Nutreco website at www.nutreco.com.

concept and design: Porter Novelli

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com